飞鹤
FIRMUS

FEIHE INTERNATIONAL, INC.

**NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 8, 2012**

October 9, 2012

TO THE SHAREHOLDERS OF FEIHE INTERNATIONAL, INC.:

You are cordially invited to attend the annual meeting of shareholders of Feihe International, Inc., a Utah corporation, to be held on Thursday, November 8, 2012 at 10:00 a.m., local time, at Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing, China, 100016. At this year's annual meeting, we are asking shareholders to:

1. Elect seven directors to serve until their successors are duly elected and qualified;
2. Ratify the selection of Crowe Horwath (HK) CPA Ltd. as our independent registered public accounting firm for the fiscal year ending December 31, 2012;
3. Conduct an advisory vote on the compensation of our named executive officers; and
4. Transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on October 9, 2012 are entitled to notice of and to vote at the annual meeting and any adjournment thereof. A list of these shareholders will be available for inspection during ordinary business hours at our principal executive offices, at Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing, China, 100016, from October 24, 2012 until the date of our annual meeting. The list will also be available for inspection at the annual meeting.

IMPORTANT: All shareholders are cordially invited to attend the annual meeting in person. However, to assure your representation at the annual meeting, you are urged to vote by telephone, by the Internet, or by signing and returning the enclosed proxy card as promptly as possible in the enclosed self-addressed envelope. Any shareholder attending the annual meeting may vote in person even if he or she returned a proxy. However, if a shareholder's shares are held of record by a bank, broker or other nominee and the shareholder wishes to vote at the annual meeting, the shareholder must obtain from the record holder a proxy issued in his or her name.

BY ORDER OF THE BOARD OF DIRECTORS

By: /s/ *Leng You-Bin*
Leng You-Bin
Chief Executive Officer and President (Principal Executive Officer)

FEIHE INTERNATIONAL, INC.

Star City International Building
10 Jiuxianqiao Road, C-16th Floor
Chaoyang District,
Beijing, China, 100016

PROXY STATEMENT

2012 ANNUAL MEETING OF SHAREHOLDERS

This proxy statement and accompanying proxy is first mailed to shareholders (or made available electronically over the Internet) on or about October 10, 2012, in connection with the solicitation of proxies by the board of directors of Feihe International, Inc., a Utah corporation, for use at the annual meeting of our shareholders for the fiscal year 2011, or the Annual Meeting, to be held on Thursday, November 8, 2012, at 10:00 a.m., local time, at Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing, China, 100016, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. Our telephone number at our principal executive offices is +86 10 8457 4688.

Unless the context otherwise requires, the terms "we," "us," "our," "Feihe International," and "the Company" refer to Feihe International, Inc., a Utah corporation, and its consolidated subsidiaries.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Share Ownership

Shareholders of record at the close of business on October 9, 2012, which date is referred to herein as the Record Date, are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, 19,784,291 shares of our common stock were issued and outstanding and held of record by approximately 354 registered shareholders.

Voting, Solicitation and Revocability of Proxy

Registered shareholders may vote by mail, telephone or the Internet. Voting via the Internet is a valid proxy voting method under the laws of the State of Utah (our state of incorporation). Telephone voting may be accessed by calling the following toll-free number (in the United States only): +1-866-702-2536. Internet voting may be accessed by logging on to the following Internet address: https://www.proxypush.com/ITC. Telephone and Internet voting information is provided on the proxy card. A control number located on the proxy card is designed to verify each shareholder's identity and allow shareholders to vote their shares and confirm that their voting instructions have been properly recorded. If your shares are held in the name of a bank, broker or other nominee, follow the voting instructions on the form you receive from your bank, broker or other nominee. The availability of telephone or Internet voting will depend on the voting process of your bank, broker or other nominee.

If you do not choose to vote by telephone or the Internet, you may still return your proxy card, properly signed, and the shares represented will be voted in accordance with your directions. You may specify your choices by marking the appropriate boxes on the proxy card. If your proxy card is signed and returned without specifying choices, the shares will be voted in favor of proposals 1 through 3. If you vote by telephone or the Internet, it is not necessary to return your proxy card.

A shareholder may revoke his or her proxy at any time before it is voted by casting a different vote by telephone or the Internet, by executing a later dated proxy by mail, by voting by ballot at the Annual Meeting, or by providing written notice of the revocation to our Secretary, at our principal executive offices.

Your vote is important. Accordingly, regardless of whether you plan to attend the Annual Meeting, you are urged to vote by telephone, by the Internet, or by signing and returning the accompanying proxy card. If you do attend, you may vote by ballot at the Annual Meeting, thereby canceling any proxy previously given. However, attendance at the Annual Meeting will not revoke a proxy unless you actually vote in person at the meeting.

In the event that any matter not described in this proxy statement properly comes before the Annual Meeting, the proxy holders named in the accompanying proxy will vote the shares represented by the proxy in their discretion. As of the date of this proxy statement, we are not aware of any other matter that might be presented a the Annual Meeting.

Each share of common stock outstanding on the Record Date is entitled to one vote. The required quorum for the transaction of business at the Annual Meeting is a majority of the votes eligible to be cast by holders of shares of common stock issued and outstanding on the Record Date, present in person or represented by proxy. Shareholders may withhold authority to vote for one or more of the nominees for director and may abstain on one or more of the other matters that may come before the Annual Meeting. The inspector of elections appointed for the Annual Meeting will determine the existence of a quorum and will tabulate the votes cast at the Annual Meeting. For purposes of determining the presence of a quorum, we will count abstentions and "broker non-votes" (shares held by a bank, broker or other nominee that does not have the authority, either express or discretionary, to vote on a particular matter) as present at the Annual Meeting. If, however, a quorum shall not be present or represented, the shareholders present in person or represented by proxy shall have the power to adjourn the Annual Meeting from time to time, without notice other than announcement at the Annual Meeting until a quorum shall be present or represented. Under the rules regulating banks, brokers or other nominees who are members of the New York Stock Exchange, brokers, banks or other nominees that have not received voting instructions from a customer ten days prior to the meeting date may vote the customer's shares in the discretion of the bank, broker or other nominee on proposals regarding routine matters, which in most cases includes the ratification of the appointment of the independent registered public accounting firm. However, the election of directors and the advisory vote on executive compensation are each considered a "non-discretionary" item, which means that your bank, broker, or other nominee is not entitled to vote your shares on these matters without your specific instructions. If a bank, broker or other nominee is not entitled to vote on a particular matter, those shares will be counted as preser for purposes of determining the presence of a quorum but will have no effect on the outcome of the vote on such matter. We will also count abstentions in determinin the total number of shares entitled to vote with respect to a matter (other than the election of directors).

The cost of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and employees, without additional compensation, in person or by telephone, email or facsimile. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners.

TABLE OF CONTENTS

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

PROPOSAL NO. 1: ELECTION OF DIRECTORS

General

Our Bylaws provide that the authorized number of directors shall be no less than three nor more than nine directors. We presently have the following seven directors: Leng You-Bin, Liu Hua, Liu Sheng-Hui, Kirk G. Downing, Xiaofei Ren, Jingjun Mu and David Dong. All directors will hold office for a one-year term and until their successor is elected and qualified. At the Annual Meeting, the shareholders will vote on the election of all of these directors. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below, all of whom are presently our directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present board of directors to fill the vacancy. If shareholders properly nominate persons other than our nominees for election as directors, the proxy holders will vote all proxies received by them to assure the election of as many of our nominees as possible, with the proxy holder making any required selection of specific nominees to be voted for. There are no family relationships among any of our directors or executive officers.

Nominees for Director

Certain information regarding the nominees is set forth below:

Name	Age	Position	Director Since
Leng You-Bin	47	Chairman, Chief Executive Officer, President, and General Manager	2003
Liu Hua	39	Vice Chairman, Secretary, Treasurer, and Director	2003
Liu Sheng-Hui	42	Vice President of Finance, Heilongjiang Feihe Dairy Co., Limited, and Director	2003
Kirk G. Downing, Esq.	59	Director	2005
Xiaofei Ren	40	Director	2012
Jingjun Mu	70	Director	2012
David Dong	42	Director	2012

Leng You-Bin has been our Chairman, Chief Executive Officer, President, and General Manager since May 2003. From January 2002 to May 2003, Mr. Leng served as the Chief Executive Officer and President of American Flying Crane Corporation. From 1997 to 2002, Mr. Leng served as the General Manager of Heilongjiang Feihe Dairy Co., Limited, or Feihe Dairy, and he became the Chairman and General Manager in 2000. From 1989 to 1997, Mr. Leng served as a technician, deputy director and director of Zhaoguang Dairy Plants, the predecessor of Feihe Dairy. Mr. Leng received a bachelor's degree in food engineering from Northeast Agriculture University, China and Shanghai Light Industrial College and studied business administration at Beijing University.

Mr. Leng has extensive executive experience with our company and a deep knowledge of PRC dairy company operations, our strategies, and our culture. Having led our company and certain of its subsidiaries and predecessors since 1989, Mr. Leng has been a driving force in our expansion and growth. His various executive roles before becoming our Chairman, Chief Executive Officer, President, and General Manager also give him experience in numerous aspects of our operations, including manufacturing, sales, marketing, finance, and distribution.

Liu Hua has been our Chief Financial Officer since May 2011, Acting Chief Financial Officer from November 2010 to May 2011, Vice Chairman since April 2008, and Secretary, Treasurer, and a director since May 2003. From May 2003 to April 2008, Mr. Liu served as our Chief Financial Officer, Secretary, and Treasurer. From November 2000 to May 2003, Mr. Liu served as the Financial Officer of Feihe Dairy. From June 1998 to November 2000, Mr. Liu served as the Chief Executive Officer of Shenzhen Cima Limited, a financial consulting company. From January 1996 to June 1998, Mr. Liu served as Chief Executive Officer of Shensheng Jiajing Inc., a trading company. From September 1993 to January 1996, Mr. Liu served as the Chief Executive Officer of Zhengzhou Huacheng Limited, a trading company. Mr. Liu received a bachelor's degree in finance and economics from Xian Jiaotong University and from Shenzhen University.

Mr. Liu's extensive finance, industry, and executive experience provide our board of directors with a valuable resource in understanding company operations and evaluating strategic opportunities. With more than ten years of comprehensive financial involvement with us, including as our chief financial officer, and eight years as one of our directors, Mr. Liu's intimate knowledge of our company and financial expertise drive our strategic decision making.

Liu Sheng-Hui has been a director since May 2003, and he has also served as Vice President of Finance of Feihe Dairy since August 2001. From January 2000 to May 2003, Mr. Liu served as Chief Financial Officer and a director of American Flying Crane Corporation. From September 1998 to January 2000, Mr. Liu served as Chief Financial Officer at Feihe Dairy, where he also served in a variety of business positions from July 1992 to September 1998. Mr. Liu received a bachelor's degree in economics from Northeast Agriculture University, China, and an associate degree in accounting from Country Cadre Institute under the Supervision of Ministry of Agriculture in China.

Mr. Liu has extensive experience in the PRC dairy industry and provides our board of directors with valuable insight regarding corporate strategy and operations. Having spent more than 15 years with Feihe Dairy in a variety of capacities, Mr. Liu has an intimate knowledge of our operations, including manufacturing, sales, marketing, finance, and distribution. This business knowledge, coupled with his broad industry expertise, make Mr. Liu a key strategic advisor on industry competition, business strategy, and other aspects of corporate oversight.

Kirk G. Downing has been a director since February 2005. From December 1980 to the present, he has been an active attorney licensed to practice law in California concentrating on matters related to corporate practice and business litigation. From January 1989 to June 1997, Mr. Downing also engaged in ranching, farming, logging and property development. Mr. Downing received a bachelor's degree in liberal arts from Portland State University and a Juris Doctorate degree from Loyola Law School. He is fluent in Chinese.

Mr. Downing's extensive business and legal experience provides our board of directors with a valuable resource for assessing and managing legal risks and planning corporate strategy. The combination of Mr. Downing's U.S. legal experience, fluency in Chinese, and his familiarity with PRC business practices makes him an important voice of experience with respect to risk management and corporate development.

David Dong has been a member of our board of directors since September 2012. Mr. Dong has served as the Chief Financial Officer of China Botanic Pharmaceutical Inc., a botanical products, bio-pharmaceuticals and traditional Chinese medicines company, since December 2010. From November 2008 to November 2010, Mr. Dong served as an investment manager with Hatitac Inc., a financial services company in Canada. From March 2006 to October 2008, Mr. Dong served as an investment manager with HUB International, a financial services company in Canada. From September 2000 to February 2006, Mr. Dong served as an investment manager with Freedom 55 Financial, a financial services company in Canada. Mr. Dong holds a Bachelor of Engineering from North-Western Polytechnic University in China and is a Certified Financial Planner in Canada.

Mr. Dong has significant experience as the principal financial officer of a U.S. public company operating in the agricultural industry in China, including a management, financial and accounting background. Mr. Dong provides our board of directors with a valuable perspective on our industry, business and financial planning, matters relating to accounting principles generally accepted in the U.S., or US GAAP, and related risk management.

Xiaofei Ren has been a member of our board of directors since January 2012. Ms. Ren has served as Financial Director of Beijing Bonianhengteng Film and Television Culture Media Co., Ltd, a media company, since September 2011. From October 2004 to August 2011, she was a senior accountant at Beijing Xinghua CPA Ltd., an accounting firm in China, and was also an accountant at Beijing Zhongfadaoqin CPA Ltd. from 2003 to 2004. She served as Financial Manager of Zhengzhou Columba Holiday Hotel, a hospitality company, from 1998 to 2003. Prior to that, she served as Chief Accountant of Zhengzhou Diefa Industry and Trade Co., Ltd., a trade company. She is attending the Central University of Finance and Economics in China and received her bachelor's degree from the University of Zhengzhou in China. Ms. Ren is also a member of the Chinese Institute of Certified Public Accountants.

Ms. Ren's experience in auditing, investment consulting and public offering consulting for national, multi-national and publicly traded companies, including U.S. public companies, and her extensive experience with US GAAP make her a valuable addition to our board of directors.

Jingjun Mu has been a member of our board of directors since March 2012. Ms. Mu served as Vice Executive Director of the China Dairy Industry Association, or the CDIA, since 2004. From 1997 to 2004, she served as Secretary-General of the CDIA. Ms. Mu also served as General Manager of the China Food Group Supplying Corporation from 1986 to 1997. Ms. Mu served as Deputy Manager of Beijing Wind Instruments Factory from 1972 to 1986. Prior to that Ms. Mu served at the Tianjin Planning Bureau from 1962 to 1972. Ms. Mu is a qualified Senior Economist and graduated from the Institute of Light Chemical and Light Industry for Chemical Engineering.

Ms. Mu has extensive experience in the dairy industry in China, with a valuable network and unique perspective forged from decades of involvement through socioeconomic, regulatory, and business developments. She also has a significant economic and financial background, making her a valuable addition to our board of directors.

Vote Required

Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election, assuming a quorum is present. Abstentions and broker non-votes are counted for quorum purposes but have no effect on the vote. Banks, brokers and other nominees who hold shares beneficially for their customers must have received voting instructions from their customers in order to vote for the election of any director and may note vote such shares on a discretionary basis. Shareholders do not have cumulative voting rights in the election of directors.

Recommendation of our Board of Directors

Our board of directors recommends that our shareholders vote "FOR" the election of the seven director nominees listed above.

CORPORATE GOVERNANCE

)irector Independence

)ur board of directors has determined that Kirk G. Downing, Xiaofei Ren, Jingjun Mu and David Dong are each an independent director as defined by the listing tandards of the NYSE and SEC rules. Our board of directors has also determined that Neil N. Shen, who served as a director until March 2012, and Sean S. Shao, vho served as a director until January 2012, were independent at the time each served as a director. In making these determinations, our board of directors has oncluded that none of those members has or had a relationship that, in the opinion of our board of directors, would interfere with the exercise of independent udgment in carrying out the responsibilities of a director. Leng You-Bin, Liu Hua and Liu Sheng-Hui are not considered independent because each serves as one of ›ur executive officers.

:xecutive Session

The independent members of our board of directors meet in executive session (without the participation of executive officers or other non-independent directors) at east twice annually or more frequently as requested by any two directors. The presiding director at the executive sessions is designated by the independent directors ›n an annual basis. Interested persons may contact our independent directors by sending written comments directed to the "Presiding Director" or "Non-Employee)irectors," care of the Corporate Secretary to our principal executive offices. Our Corporate Secretary will deliver the unopened materials forthwith to the presiding lirector or non-employee directors, as applicable.

3oard Leadership Structure

n accordance with our Bylaws, our board of directors elects our officers, including our Chief Executive Officer, President, Chief Financial Officer, and such other ›fficers as our board of directors may appoint from time to time. Our board of directors has not currently separated the positions of Chairman of the Board and Chief Executive Officer, and You-Bin Leng currently serves as our Chairman, Chief Executive Officer, President, and General Manager. Our board of directors does not ›elieve that separating these positions is necessary at this time in light of the composition of our board of directors, the management team and our overall leadership structure, the experience of Mr. Leng in overseeing our day-to-day business while overseeing management, and our current business strategy. Our senior nanagement and board of directors has undergone turnover. Those serving in management roles benefit from interacting with Mr. Leng on a regular basis, and Mr. Leng has managed the competing demands for his time to effectively lead our board of directors. Our Bylaws and Corporate Governance Guidelines do not require that our Chairman and Chief Executive Officer positions be separate. Our board of directors periodically considers whether changes to our overall leadership structure are appropriate.

The Chairman of the Board is responsible for chairing meetings of our board of directors. In his absence, the Chair of the Audit Committee or the independent director present who has the most seniority chairs the meetings of our board of directors. The Chairman of the Board is also responsible for chairing all meetings of our shareholders.

Board's Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including strategic risks, enterprise risks, financial risks, regulatory risks, and others. Management is responsible for the day-to-day management of risks our company faces, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

Our board of directors believes that full and open communication between management and our board of directors is essential for effective risk management and oversight. Our Chairman meets regularly with our Chief Financial Officer and other senior officers to discuss strategy and risks facing our business. Senior management attends board meetings and is available to address any questions or concerns raised by our board of directors on risk management-related and any other matters. Our board of directors receives presentations from senior management on strategic matters involving our operations and holds strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for our business.

While our board of directors is ultimately responsible for risk oversight at our company, its committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk, as further set forth below.

Board Committees

Our board of directors has established an Audit Committee, Compensation Committee, and a Nominating/Corporate Governance Committee, or our Governance Committee. Our Audit Committee, Compensation Committee and Governance Committee each operate under a written charter adopted by our board of directors, copies of which are available on our website at http://ady.feihe.com. The information contained on our website is not incorporated by reference into this proxy statement. Our board of directors also establishes other committees from time to time to oversee particular issues. Our board of directors and its committees set schedules to meet throughout the year and also can hold special meetings and act by written consent from time to time, as appropriate. The committees report on thei activities and actions to our board of directors.

Committees and Meeting Attendance

Our board of directors held four regular meetings during the fiscal year ended December 31, 2011, and acted two times by unanimous written consent. Our Audit Committee, Compensation Committee and Governance Committee held meetings and took action as follows:

- our Audit Committee held five meetings and acted four times by unanimous written consent;
- our Compensation Committee held no meetings and acted two times by unanimous written consent; and
- our Governance Committee held no meetings and acted one time by unanimous written consent.

In 2011, each director attended 75% or more of the meetings of our board of directors and of the committees of our board of directors on which such director served during the period for which he was a director or committee member. Our Bylaws provide that the Chairman of the Board shall preside at all meetings of our shareholders. Otherwise, we have no requirements for our directors to attend our annual meetings of shareholders. Three members of our board of directors attended our annual meeting of shareholders in 2011.

Committee Composition

The following table provides the current membership of our Audit Committee, Compensation Committee and Governance Committee. Our board of directors has determined that each member of these committees is an independent director as defined by the listing standards of the NYSE and SEC rules.

Audit Committee	Compensation Committee	Governance Committee
Xiaofei Ren (Chair)	Kirk G. Downing (Chair)	David Dong (Chair)
Kirk G. Downing	Xiaofei Ren	Kirk G. Downing
David Dong	David Dong	Xiaofei Ren

Audit Committee

Our Audit Committee consists of Xiaofei Ren, Kirk G. Downing, and David Dong, each of whom is an independent director as defined by the listing standards of the NYSE and SEC rules. Our board of directors has determined that each of Ms. Ren and Mr. Dong is an "audit committee financial expert," as defined in Item 407(d)(5) of Regulation S-K. Our Audit Committee appoints, retains, compensates and oversees our independent public accountants and reviews the scope and results of the annual audits, receives reports from our independent public accountants, and reports the committee's findings to our board of directors. Our Audit Committee assists our board of directors in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements, and discusses policies with respect to risk assessment and risk management.

Compensation Committee

Our Compensation Committee currently consists of Kirk G. Downing, Xiaofei Ren and David Dong. Our Compensation Committee administers our stock incentive plans and makes recommendations concerning salaries and incentive compensation for our executive officers and employees. Our Compensation Committee assists our board of directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs.

Nominating/Corporate Governance Committee

Our Governance Committee consists of David Dong, Kirk G. Downing, and Xiaofei Ren. Our Governance Committee makes recommendations to our board of directors regarding the nomination of candidates to stand for election or re-election as members of our board of directors, evaluates our board of director's performance, and provides oversight of corporate governance and ethical standards. Our Governance Committee assists our board of directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and executive officers, and corporate governance.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended December 31, 2011, our Compensation Committee consisted of Kirk G. Downing, James C. Lewis, and Sean S. Shao. None of these persons was, during the fiscal year ended December 31, 2011, an officer or employee of ours, was formerly an officer of ours, or had any relationship requiring disclosure under Item 404 of Regulation S-K. None of our executive officers serve, or in the year ended December 31, 2011 served, as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Director Nomination

We have adopted Corporate Governance Guidelines that address the composition of our board of directors, criteria for membership on our board of directors and other governance matters related to our board of directors. Our director nomination process is also set forth in our Corporate Governance Guidelines. A copy of our Corporate Governance Guidelines is available on the Investor Relations section of our website at http://ady.feihe.com. The information contained on our website is not incorporated by reference into this proxy statement.

Our Governance Committee reviews annually the results of the evaluation of our board of directors and its committees, and the needs of our board of directors for various skills, experience, expected contributions and other characteristics in determining the director candidates to be nominated at an annual meeting. Our Governance Committee evaluates candidates for directors proposed by directors, shareholders or management in light of the Committee's views of the current needs of our board of directors, the candidate's background, skills, experience, expected contributions and other characteristics, and the qualification standards established from time to time by our Governance Committee. While we do not have a formal diversity policy, we seek to have directors representing a range of experiences, qualifications, skills and backgrounds, consistent with our Governance Committee's goal of creating a board of directors that best serves the needs of our company and the interest of our shareholders. Our Governance Committee implements this goal, and our implementation of it is reviewed, as part of our annual nomination process. In making determinations regarding nominations of directors, our Governance Committee may take into account the benefits of diverse viewpoints as well as the benefits of a constructive working relationship among directors.

Our Governance Committee also considers candidates for membership on our board of directors proposed by shareholders. Any such proposals should be made in writing to Feihe International, Inc., Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing, China 100016, Attention: Legal Department. All nominees must submit a completed form of directors' and officers' questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of our Governance Committee.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our officers, directors and employees. The most recent version is available on the Investor Relations section of our website at http://ady.feihe.com. The information contained on our website is not incorporated by reference into this proxy statement. If we make any substantive amendments to the code or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means required by applicable law.

Communications by Shareholders with Directors

Shareholders may communicate with any and all of our directors by transmitting correspondence by mail, facsimile or email, addressed as follows:

Chairman of the Board or Board of Directors
c/o Corporate Secretary
Star City International Building, 10 Jiuxianqiao Road, C-16th Floor
Chaoyang District, Beijing, China 100016
Email Address: liuhua@feihe.com

Our Corporate Secretary maintains a log of such communications and transmits as soon as practicable such communications to any identified director addressee, unless there are safety or security concerns that mitigate against further transmission of the communications, as determined by the Corporate Secretary. Our board of directors or individual directors to whom such communications are addressed are advised of any communication withheld for safety or security reasons as soon as practicable. The Corporate Secretary relays all communications to directors absent safety or security issues.

PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

;eneral

·ffective December 23, 2011, our Audit Committee approved the engagement of Crowe Horwath (HK) CPA Ltd., or CHHK, as our independent registered public ccounting firm to audit our consolidated financial statements and internal control over financial reporting for the fiscal year ended December 31, 2011. Our Audit :ommittee has also appointed CHHK as our independent registered public accounting firm for the fiscal year ending December 31, 2012.

Vhile we are not required to do so, we are submitting for shareholder ratification the appointment of CHHK as our independent registered public accounting firm ecause believe doing so is a good corporate practice. If our shareholders fail to ratify the appointment, our Audit Committee and our board of directors will ₂consider whether or not to retain CHHK. Even if the appointment is ratified, our board of directors in its discretion may appoint a different independent registered ·ublic accounting firm at any time during the year if it determines that such change would be in the best interests of us and our shareholders. Representatives of :HHK are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to ppropriate questions.

n April 2010, our Audit Committee approved the dismissal of Grant Thornton, the Hong Kong member firm of Grant Thornton International Ltd., or Grant Thornton, nd the appointment of Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, as our independent registered public accounting firm. Subsequent to the dismissal, Grant 'hornton changed its name to JBPB & Co., but for consistency with our historical filings we refer to Grant Thornton. Grant Thornton's report on our consolidated inancial statements as of and for the fiscal year ended December 31, 2009 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or nodified as to uncertainty, audit scope or accounting principles, except that it included the following explanatory paragraph: "As discussed in Note 3 to the Notes to he Consolidated Financial Statements, the Company adopted new accounting guidance for business acquisitions, effective January 1, 2009." During the fiscal year :nded December 31, 2009 and the subsequent period through the date of dismissal, we had (i) no disagreements with Grant Thornton on any matter of accounting rinciples or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, vould have caused it to make reference to the subject matter of the disagreements in connection with its report for such year, and (ii) no "reportable events" within the neaning of Item 304(a)(1)(v) of Regulation S-K, except as follows. Grant Thornton's report dated March 16, 2010 on our internal control over financial reporting as f December 31, 2009, which was included in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2009, or 2009 Form 10-K, :xpressed an adverse opinion on the effectiveness of our internal control over financial reporting due to the existence of a material weakness related to the accounting reatment for routine and non-routine transactions, which was identified and described in "Management's Assessment of Internal Control over Financial Reporting" ınder Item 9A(b) in the 2010 Form 10-K. Our Audit Committee discussed the subject matter of this material weakness with Grant Thornton. We authorized Grant Thornton to respond fully to the inquiries of Deloitte concerning the subject matter of this material weakness. In April 2010, we filed a Current Report on Form 8-K o announce these changes in our certifying accountant, attaching as an exhibit thereto the letter we requested from Grant Thornton addressed to the SEC stating that Grant Thornton agreed with the statements contained in the Current Report.

In December 2011, our Audit Committee approved the dismissal of Deloitte as our independent registered public accounting firm. Deloitte's reports on our :onsolidated financial statements as of and for the fiscal year ended December 31, 2010 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that it included an emphasis paragraph on the substantial doubt about our ability :o continue as a going concern. During the fiscal year ended December 31, 2010 and the subsequent period through the date of dismissal, we had (i) no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in connection with its report for such years, and (ii) no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K, except as follows. Deloitte's report dated March 31, 2011 on our internal control over financial reporting as of December 31, 2010, which was included in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2010, or 2011 Form 10-K, expressed an adverse opinion on the effectiveness of our internal control over financial reporting due to the existence of the following material weakness: "There was insufficient accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America." This material weakness is identified and described in "Management's Assessment of Internal Control over Financial Reporting" under Item 9A(b) in the 2011 Form 10-K. Deloitte did not raise any disagreement with respect to our Forms 10-Q for the quarters ended March 31, June 30 or September 30, 2011, which it reviewed in accordance with Statement on Auditing Standard 100. Our Audit Committee discussed the subject matter of this material weakness with Deloitte. We authorized Deloitte to respond fully to the inquiries of CHHK concerning the subject matter of this material weakness. In December 2011, we filed a Current Report on Form 8-K, to announce these changes in our certifying accountant, and an amendment thereto attaching as an exhibit the letter we requested from Deloitte addressed to the SEC stating that Deloitte agreed with the statements contained in the Current Report. During our fiscal year ended December 31, 2011 and the subsequent interim period through the date of engagement of CHHK, neither we nor anyone acting on our behalf consulted with CHHK regarding any of the matters or events described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

The following table sets forth the professional service aggregate fees of our principal accountants for the services and periods indicated:

Name	Audit Fees (1)
Crowe Horwath (HK) CPA Limited	
December 31, 2011	$ 425,000
Deloitte Touche Tohmatsu, for fiscal year ended:	
December 31, 2011	$ 467,567
December 31, 2010	$ 766,084
Grant Thornton, for fiscal year ended:	
December 31, 2010	$ 521,479

(1) This category includes the audit of our annual financial statements, the audit of our internal control over financial reporting, review of unaudited quarterly financial statements included in our Form 10-Q quarterly reports, and services that are normally provided by the independent registered public accounting firm in connection with regulatory filings or engagements, for those fiscal years. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements. These fees represent all fees paid to our principal accountants for the periods indicated.

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to our Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval. None of the services related to audit-related fees, tax fees or all other fees described above were approved by our Audit Committee pursuant to a waiver of pre-approval provisions set forth in applicable rules of the SEC.

The following discussion describes the fees billed to us by CHHK, Deloitte and Grant Thornton for services rendered for the fiscal years ended December 31, 2011 and 2010. For additional information on the types of fees discussed below and on our Audit Committee's pre-approval procedures, please see the discussion below under the heading "*Audit Committee Report.*"

Audit Fees

The aggregate audit fees billed to us by CHHK for the fiscal year ended December 31, 2011 were $425,000. The aggregate audit fees billed to us by Deloitte for the fiscal years ended December 31, 2011 and December 31, 2010 were $467,567and $766,084, respectively. The aggregate audit fees billed to us by Grant Thornton for the fiscal year ended December 31, 2010 were $521,479.

Services provided include the audit of our annual financial statements, the audit of our internal control over financial reporting, review of unaudited quarterly financial statements included in our Form 10-Q quarterly reports, and services that are normally provided by the independent registered public accounting firm in connection with regulatory filings or engagements, for those fiscal years. Audit fees also reflect advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

Audit-Related Fees
Neither CHHK, Deloitte nor Grant Thornton billed to us any audit-related services fees for the fiscal years ended December 31, 2011 and December 31, 2010.

Tax Fees
Neither CHHK, Deloitte nor Grant Thornton billed to us any fees for tax compliance, tax advice and tax planning for the fiscal years ended December 31, 2011 and December 31, 2010.

All Other Fees
Neither CHHK, Deloitte nor Grant Thornton billed to us any fees for any other services for the fiscal years ended December 31, 2011 and December 31, 2010.

Vote Required

Approval, on an advisory basis, of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting, assuming a quorum is present. Abstentions and broker non-votes are counted for quorum purposes, abstentions have the same effect as voting against the proposal, and broker non-votes have no effect on the vote. Banks, brokers and other nominees who hold shares beneficially for their customers may vote such shares on a discretionary basis for this proposal.

Recommendation of our Board of Directors

Our board or directors recommends that the shareholders vote "FOR" the ratification of the appointment of CHHK as our independent registered public accounting firm for the fiscal year ending December 31, 2012.

MANAGEMENT

Directors

For information regarding our board of directors, including the name, age, position and office held with us, period of service on our board of directors, and biographical summaries of each member of our board of directors, please see the section above under the heading "*Election of Directors*."

Executive Officers

The following table sets forth the name and age of each of our executive officers, the positions and offices held by each executive officer with us, and the period during which the executive officers has served as one of our executive officers. All officers serve at the pleasure of our board of directors.

Name	Age	Position	Officer Since
Leng You-Bin	47	Chairman, Chief Executive Officer, President, and General Manager	2003
Liu Hua	39	Vice Chairman, Chief Financial Officer, Treasurer and Secretary	2003
Liu Sheng-Hui	41	Director and Vice President of Finance, Feihe Dairy	2003

Leng You-Bin's biographical summary is included under the heading "*Election of Directors*" above.

Liu Hua's biographical summary is included under the heading "*Election of Directors*" above.

Liu Sheng-Hui's biographical summary is included under the heading "*Election of Directors*" above.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of those policies and decisions. This section provides specific information regarding compensation earned by the following "named executive officers":

- Leng You-Bin, our Chairman, Chief Executive Officer, President and General Manager;
- Liu Hua, Vice Chairman, Chief Financial Officer, Treasurer, and Secretary; and
- Liu Sheng-Hui, Vice President of Finance of our subsidiary Feihe Dairy.

Compensation Philosophy and Objectives

Our Compensation Committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. With the responsibility of establishing, implementing and monitoring our executive compensation program philosophy and practices, our Compensation Committee seeks to ensure that the total compensation paid to our directors and executive officers is fair and competitive. Our Compensation Committee's goals regarding executive compensation are primarily to recruit, hire, retain, motivate and reward. In determining what constitutes a fair and competitive compensation for each executive, our Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels based on the executive's general business and industry knowledge and experience and comparable to executives in other companies of similar size and stage of development, while taking into account our relative performance and our strategic goals.

We conduct an annual review of the aggregate level of our executive compensation as part of the annual budget review and annual performance review processes. During our review of an individual executive's compensation, our Compensation Committee primarily considers individual performance of that executive and internal review of the executive's compensation, both individually and relative to other executive officers. Our Compensation Committee also considers factors of corporate performance including the stock prices, sales, revenue and the current overall economic situation. Adjustments to salary levels are typically made annually as part of our performance review process, as well as upon a change in job responsibility. Merit-based increases to salaries are based on our Compensation Committee's assessment of the individual's performance. Our Compensation Committee also monitors our compensation policies and practices to ensure they do not incentivize excessive risk-taking or other unintended risks that are reasonably likely to have a material adverse effect on us.

In May 2009, our board of directors approved our 2009 Stock Incentive Plan, or our 2009 Plan, which permits grants a variety of equity-based compensation, including performance-based awards. We believe performance-based equity compensation arrangements can better align the interests of our key executives and our shareholders. Our Compensation Committee intends to continue to ensure that, when appropriate, our executive officers have the opportunity to earn equity compensation if certain performance goals are met, such as those based on specified increases in cash flow, net profits, stock price, sales, market shares or earnings per share.

Setting and Monitoring Executive Compensation

Historically, our executive compensation has consisted of base salary and equity awards.

Base Salary. Our Compensation Committee determines executive salaries based on job responsibilities and individual experience, and also from time to time compares the amounts we pay against market compensation for similar positions within similar industries and in the PRC, based on informal, publicly available compensation information. While limited in scope, our Compensation Committee believes such comparisons can provide helpful data as to whether our compensation structure is materially out of line with competitors. We plan to continue to provide competitive salaries to our executive officers by reviewing the salaries of our executives annually and, if appropriate, recommending increases in salaries based on individual performance during the prior calendar year and cost of living adjustments.

Equity Awards. Our Compensation Committee determines stock, options and other awards after consulting with recruiting firms that provide market information concerning equity awards to executives of similar positions in the peer group of companies described above. We have adopted a 401(k) plan and intend to adopt formal programs for time off allocation and performance bonuses in the future.

Our Compensation Committee monitors our executive compensation program by routinely comparing it to the compensation programs of similarly situated companie and considering other factors such as performance, length of service, peer evaluations, subjective and objective reviews.

The Role of Shareholder Say-on-Pay Votes
Recognizing the value of shareholder input regarding executive compensation, we provide our shareholders with the opportunity to cast an annual advisory vote on executive compensation, or Say-on-Pay. Although the advisory Say-On-Pay vote is non-binding, our Compensation Committee has considered the outcome of the vote when making compensation decisions for named executive officers. At our annual meeting of shareholders held in October 2011, approximately 94.5% of the shareholders who voted on the Say-on-Pay proposal voted in favor of it. Our Compensation Committee believes that this evidences our shareholders' support for our approach to executive compensation, which has not changed as a result of the shareholder vote. Our Compensation Committee will continue to consider the outcome of our Say-on-Pay votes when making future compensation decisions for our named executive officers.

2011 Compensation Decisions
As a result of the process and purposes described above, in 2011 our Compensation Committee made the following compensation decisions with respect to our named executive officers:

Base Salary. Our Compensation Committee recommended, and our board of directors approved, a cash compensation package of $200,000 for each of Leng You-Bin, our Chairman, Chief Executive Officer, President, and General Manager, and Liu Hua, our Vice Chairman, Chief Financial Officer, Treasurer and Secretary, for services rendered in 2011. These base salaries are the same as those each officer received in 2010. In determining not to revise the base salaries, our Compensation Committee specifically considered input from our Human Resources department and representatives of management, our financial performance, and general economic conditions.

Equity Compensation. In July 2011, pursuant to the 2009 Plan, our Compensation Committee granted an aggregate of 1,332,000 non-statutory performance stock options to certain of our officers and employees, including options to acquire 80,000 shares to Leng You-Bin, Chairman, Chief Executive Officer, President, and General Manager and options to acquire 60,000 shares to each of Liu Hua, our Vice Chairman, Chief Financial Officer, Treasurer and Secretary, and Liu Sheng-Hui, Vice President of Finance of our subsidiary Feihe Dairy. The performance stock options each have an exercise price of $8.32 per share and will vest upon satisfaction of performance goals and certain other criteria provided the option holder continues to be an employee of, or service provider to, us at the time of the relevant vesting dates. If the recipient fails to satisfy the performance goals related to a vesting date, the shares that would otherwise vest on that date will be forfeited and cancelled. In determining to grant these options to our named executive officers, our Compensation Committee specifically considered its intention of aligning the interests of the key executives with those of our shareholders, the continuing importance of improving our financial performance, and general market conditions.

Summary Compensation Table

Name and Principal Position (1)	Year	Bonus ($)	Salary ($)	Option Awards (2) ($)	Total ($)
Leng You-Bin, Chairman, Chief Executive Officer, President, and General Manager	2009	0	200,000	1,599,435(3)	1,799,435
	2010	0	200,000	14,787(4)	214,787
	2011	0	200,000	440,000(5)	640,000
Liu Hua, Vice Chairman, Chief Financial Officer, Treasurer, and Secretary	2009	0	200,000	533,145(3)	733,145
	2010	0	200,000	14,787(4)	214,787
	2011	0	200,000	330,000(5)	530,000
Liu Sheng-Hui, Vice President of Finance, and Director	2009	0	27,804	533,145(3)	560,949
	2010	0	27,804	14,787(4)	214,787
	2011	0	27,804	330,000(5)	357,804

(1) Identifies our named executive officers during the specified periods.

(2) Represents the aggregate grant date fair value of equity awards granted during the fiscal year without consideration of vesting periods or forfeitures, calculated in accordance with ASC Topic 718. See the notes to our financial statements contained in our Form 10-K for the year ended December 31, 2011, or our 2011 Form 10-K, for an explanation of all assumptions made by us in determining the values of our equity awards under ASC Topic 718.

(3) Represents the aggregate grant date fair value of performance stock options granted during the fiscal year, based on the probable outcome of the performance conditions on the grant date. Messrs. Leng, Liu and Liu were originally granted 150,000, 50,000 and 50,000 performance stock options, respectively. The performance stock options vest in two equal tranches on the fourth and fifth anniversaries of the date such options were granted, provided that the recipient has met the performance criteria established and continues to provide service to us. As of December 31, 2009, the performance conditions for 2009 were not met and options to acquire 1/3 of the shares were forfeited. As of December 31, 2010, the performance conditions for 2010 were not met and options to acquire 1/3 of the shares were forfeited. As of December 31, 2011, the performance conditions for 2011 were not met and options to acquire the final 1/3 of the shares were forfeited.

(4) Represents equity awards received by a named executive officer solely in respect of service as a member of our board of directors.

(5) Represents the aggregate grant date fair value of performance stock options granted during the fiscal year, based on the probable outcome of the performance conditions on the grant date. The performance stock options vest as to 25% on December 31, 2012, 35% on December 31, 2013 and 40% on December 31, 2014, provided that the recipient has met the performance criteria established and continues to provide service to us.

Employment Agreements

We do not have any written employment agreements with our named executive officers, although we may enter into such agreements in the future.

Benefit Plans

We do not sponsor or maintain any qualified or non-qualified defined benefit plans, non-qualified defined contribution plans, other deferred compensation plans, or profit sharing plan or similar plans for the benefit of our officers, directors or employees. However, we may establish such plans in the future. Certain employees of our subsidiaries, including Leng You-Bin, our Chairman, Chief Executive Officer, President, and General Manager, have pension and healthcare benefits through plans offered by such subsidiaries, as required by local Chinese laws. We are required to make contributions for the benefit of our employees to these social welfare plans, which are administered by the Chinese government.

Stock Incentive Plans

2009 Stock Incentive Plan

In May 2009, our board of directors approved our 2009 Plan, which was approved by our shareholders at our 2009 annual meeting of shareholders. Our 2009 Plan permits grants incentive stock options, nonqualified stock options, restricted stock awards, performance stock awards and other equity-based compensation, to our employees, directors, officers, consultants, agents, advisors and independent contractors. The total number of shares of our common stock initially authorized for issuance under our 2009 Plan is 2,000,000 plus any authorized shares that, as of May 7, 2009, were available for issuance under our 2003 Stock Incentive Plan, or our 2003 Plan. Our 2009 Plan is administered by our Compensation Committee.

In May 2009, our Compensation Committee granted an aggregate of 2,073,190 performance stock options to certain of our employees and officers under our 2009 Plan, including 150,000 performance stock options to Leng You-Bin, our Chairman, Chief Executive Officer, President and General Manager, and 50,000 performance stock options to each of Liu Hua, our Vice Chairman, Chief Financial Officer, Treasurer and Secretary, and Liu Sheng-Hui, Vice President of Finance of our subsidiary Feihe Dairy. The performance stock options each had an exercise price of $16.86, a contractual life of 6 years, and were to vest in two equal tranches on the fourth and fifth anniversaries of the date such options were granted, provided that the recipient has met the performance criteria established in accordance with our 2009 Plan, including performance targets for each of our 2009, 2010 and 2011 fiscal years, and the recipient continues to be our employee at the time of the relevant vesting dates. The performance criteria were not met in 2009, 2010 or 2011, and of all the options were forfeited and cancelled.

In July 2011, our Compensation Committee granted an aggregate of 1,332,000 performance stock options to certain of our employees and officers under our 2009 Plan, as described under "—*2011 Compensation Decisions—Equity Awards*."

2003 Stock Incentive Plan

In April 2003, we adopted and approved our 2003 Plan, which reserved 3,000,000 shares of our common stock for issuance under the 2003 Plan. The 2003 Plan allowed us to issue awards of incentive or non-qualified stock options, stock appreciation rights, and stock bonuses which may be subject to restrictions. Our 2003 Plan is administered by our Compensation Committee. Effective May 7, 2009, all shares of our common stock that were available for issuance under our 2003 Plan became part the shares reserved for issuance under our 2009 Plan, and no shares remained available for issuance under our 2003 Plan.

Grants of Plan-Based Awards

The following table sets forth information regarding our 2009 Plan awards granted to our named executive officers during 2011. All such awards were granted to our named executive officers solely in respect of their service to us as a member of our board of directors:

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards (#) (Maximum)	All Other Stock Awards: Number of Shares of Stocks or Units	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Leng You-Bin	7/29/2011	80,000		8.32	440,000
	7/29/2011(2)		5,000		41,600
Liu Hua	7/29/2011	60,000		8.32	330,000
	7/29/2011(2)		5,000		41,600
Liu Sheng-Hui	7/29/2011	60,000		8.32	330,000
	7/29/2011(2)		5,000		41,600

(1) Represents the aggregate grant date fair value of the awards granted calculated in accordance with ASC Topic 718. See the notes to our financial statements contained in our 2011 Form 10-K for an explanation of all assumptions made by us in determining the values of our equity awards under ASC Topic 718.

(2) Represents equity awards received by a named executive officer solely in respect of service as a member of our board of directors.

)utstanding Equity Awards at Fiscal Year-End

'he following table sets forth information regarding outstanding equity awards granted to our named executive officers as of December 31, 2011. The options issued o Leng You-Bin, Liu Hua and Liu Sheng-Hui are subject to performance and time-based vesting conditions set forth under the heading "*2009 Stock Incentive Plan*" ıbove.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date
Leng You-Bin	0	80,000	8.32	7/29/2017
Liu Hua	0	60,000	8.32	7/29/2017
Liu Sheng-Hui	0	60,000	8.32	7/29/2017

Option Exercises and Stock Vested

We had no exercises of options by named executive officers during 2011.

Severance and Change of Control Agreements

As of December 31, 2011, we had no agreements or arrangements providing for payments to a named executive officer in connection with any termination.

Limited Liability and Indemnification

Section 16-10a-840 of the Utah Revised Business Corporation Act, or the URBC, requires directors and officers to perform their duties in good faith and with the care that an ordinary person would exercise under similar circumstances in a manner reasonably believed to be in the best interest of the corporation. A director or officer of a corporation is not liable to the corporation, its shareholders or others for any action taken or any failure to act as an officer or director unless he or she has breached or failed or failed to perform his or her duties as described above and the breach or failure to perform constitutes gross negligence, willful misconduct, or intentional infliction of harm on the corporation or its shareholders.

Section 16-10a-841 of the URBC provides that the articles of incorporation of a Utah corporation may eliminate or limit the liability of a director to the corporation or its shareholders for monetary damages, except for (i) a financial benefit to which the director is not entitled; (ii) an intentional infliction of harm; (iii) unlawful distributions of the corporation constituting a violation of Section 16-10a-842 of the URBC; or (iv) an intentional violation of criminal law.

Section 16-10a-902 of the URBC permits a Utah corporation to indemnify directors made a party to a proceeding because he or she is or was a director if (i) his or her conduct was in, or not opposed to, the corporation's best interest; and (ii) he or she reasonably believed his or her conduct was in, or not opposed to, the corporation's best interests; and (iii) in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. However, a Utah corporation may not indemnify a director if he or she was adjudged liable to the corporation, or if he or she was adjudged liable on the basis that he or she derived an improper personal benefit; and such indemnification in any action brought by the corporation is limited to reasonable expenses incurred in connection with the proceedings.

Article VI of our Articles of Incorporation and Article VIII of our Bylaws provide for the indemnification of our directors and officers. Indemnification is mandatory regarding reasonable expenses incurred in connection with proceedings or claims with respect to which the director or officer has been successful. Officers, employees, fiduciaries and agents of a Utah corporation may be entitled to indemnification to a greater extent, if not inconsistent with public policy or if provided for in a company's articles of incorporation, bylaws, general or specific action of its board of directors or contract.

Consultants

We may retain compensation consultants to the extent we deem it necessary and appropriate. We will not delegate our authority and responsibility to make management decisions to consultants or any other persons, nor shall any consultant have any discretionary authority or the authority to bind us in any material respect.

Compensation Risk Evaluation

Our Compensation Committee reviews the various design elements of our compensation program to determine whether any of its aspects encourage excessive or inappropriate risk-taking. Our Compensation Committee also considers the compensation policies and practices at our business units, including their risk profile, their compensation structures and levels, their compensation expense relative to revenues, and whether employees received compensation that varied significantly from our overall risk and reward structure for the services such employees provided. Our Compensation Committee also considers other factors, such as the fact that substantially of our employees are located in the PRC, where employees' salaries tend to be lower compared to companies whose employees are located in the U.S., and that our equity awards have been long-term with three-year performance targets and vesting only after the fourth and fifth years. Following this risk evaluation for 2011, our Compensation Committee determined that our compensation policies and practices for our employees do not create risks that are reasonably likely to have a material adverse effect on us.

Board Compensation

In July 2011, Sean S. Shao received an award of 3,000 restricted shares of our common stock and each of the remaining directors received an award of 5,000 restricted shares of our common stock for their board service from August 1, 2010 to July 31, 2011. In addition, Sean S. Shao, who served as a director and chairperson of our Audit Committee throughout 2011 (but resigned as a director in January 2012), received $3,000 monthly cash compensation for such service. For their 2012 service, Ms. Xiaofei Ren and Ms. Jingjun Mu will be compensated for the pro rata amount of 100,000 RMB per year, and Messrs. Leng, Liu, Liu, Downing and Dong will each receive 10,000 shares and no cash for their services.

Name	Fees Earned or Paid in Cash ($)	Stock Award ($)	Total ($)
Leng You-Bin	0	41,600	41,600
Liu Hua	0	41,600	41,600
Liu Sheng-Hui	0	41,600	41,600
Kirk G. Downing, Esq.	0	41,600	41,600
James C. Lewis, Esq. (1)	0	41,600	41,600
Neil N. Shen (2)	0	41,600	41,600
Sean S. Shao (3)	36,000	24,960	60,960

(1) Mr. Lewis' service on our board of directors terminated in September 2012.
(2) Mr. Shen's service on our board of directors terminated in March 2012.
(3) Mr. Shao's service on our board of directors terminated in January 2012.

PROPOSAL NO. 3: ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

General

We are requesting your advisory (non-binding) approval of the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and related narrative disclosures in this proxy statement. This is commonly referred to as a "Say-on-Pay" vote. Please read the Compensation Discussion and Analysis section starting on page 12 of this proxy statement for a detailed discussion about our executive compensation programs, including information about the compensation of our named executive officers in our fiscal year ended December 31, 2011.

Our compensation philosophy is designed to ensure that the total compensation paid to our directors and executive officers is fair, is competitive, and provides the incentives needed to attract, motivate and retain key executives who are crucial to our long-term success. We believe that performance-based equity compensation arrangements can align the interests of our key executives with those of our shareholders. Shareholders are encouraged to read the Compensation Discussion and Analysis and other sections of this proxy statement, which include discussions of the following:

- Members of our Compensation Committee are independent directors. Our Compensation Committee has established a thorough process for the review and approval of executive compensation program designs, practices and amounts awarded to our named executive officers.
- We have many compensation practices that ensure consistent leadership, decision-making and actions without taking inappropriate or unnecessary risks. These practices include:
  - Our performance-based incentive programs include a balance of different measures for short-term and long-term performance and limits on the maximum amounts that may be earned.
  - We do not currently have any employment agreements or change of control agreements with our executive officers.
  - We have not paid cash or equity bonuses nor increased base salaries to executive officers in years when our performance has not merited them.
  - We encourage our directors and executive officers to own shares of our common stock.
  - We have a long-standing insider trading policy.
  - We hold Say-on-Pay votes on an annual basis.

Our Compensation Committee and our board of directors believe that these policies and procedures are effective in implementing our compensation philosophy and in achieving our goals.

We are asking you to indicate your support for the compensation of our named executive officers as described in this proxy statement. This vote is not intended to address any specific item of compensation, our general compensation policies, the compensation of our board of directors, or our compensation policies as they relate to risk management. Rather, this vote relates to the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking you to vote, on an advisory basis, "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the shareholders of Feihe International, Inc. (the "Company") hereby approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and related narrative disclosures in this proxy statement."

The advisory vote on this resolution will not require us to take any action or overrule any decisions we have made. Furthermore, because this advisory vote primarily relates to compensation that has already been paid or contractually committed to our named executive officers, there is generally no opportunity for us to revisit these decisions. However, our board of directors, including our Compensation Committee, values the opinions of our shareholders and, to the extent there is any significant vote against the compensation of named executive officers as disclosed in this proxy statement, we will consider our shareholders' concerns and evaluate what actions, if any, may be appropriate to address those concerns.

Vote Required

Approval, on an advisory basis, of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting, assuming a quorum is present. Abstentions and broker non-votes are counted for quorum purposes, abstentions have the same effect as voting against the proposal, and broker non-votes have no effect on the vote. Banks, brokers and other nominees who hold shares beneficially for their customers must have received voting instructions from their customers in order to vote on this proposal and may note vote such shares on a discretionary basis.

Recommendation of our Board of Directors

Our board of directors unanimously recommends a vote "FOR" approval of the foregoing resolution. Proxies will be so voted unless shareholders specify otherwise in their proxies.

COMPENSATION COMMITTEE REPORT

Ve, the Compensation Committee of the board of directors of Feihe International, Inc., have reviewed and discussed the Compensation Discussion and Analysis :ontained herein with management. Based on such review and discussion, we have recommended to the board of directors that the Compensation Discussion and \nalysis be included in this proxy statement.

Compensation Committee of the Board of Directors of
Feihe International, Inc.

Kirk G. Downing

AUDIT COMMITTEE REPORT

We, the Audit Committee of the board of directors of Feihe International, Inc., or the Company, review the financial reporting process on behalf of the board of directors of the Company and are responsible for the retention of the Company's independent registered public accounting firm. Management of the Company has the primary responsibility for the Company's financial statements and reporting process and for maintaining effective internal control over financial reporting. The Company's independent registered public accounting firm is responsible for expressing an opinion on (1) the conformity of the Company's consolidated financial statements to accounting principles generally accepted in the United States of America, and (2) the effectiveness of the Company's internal control over financial reporting. The Audit Committee currently consists of Xiaofei Ren, Kirk G. Downing and David Dong, each of whom is an independent director as defined by the listing standards of the NYSE and applicable SEC rules.

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2011 and the effectiveness of internal control over financial reporting as of December 31, 2011 with the Company's management, has discussed with the Company's independent registered public accounting firm the matters required to be discussed under relevant guidance of the Public Company Accounting Oversight Board, or PCAOB, including PCAOB AU 380, "*Communication With Audit Committees*," and Statement on Auditing Standards No. 61, "*The Auditor's Communication With Those Charged With Governance*," has received the written disclosures required by PCAOB Ethics and Independence Rule 3526, "*Communication with Audit Committees Concerning Independence*," and has discussed with the Company's independent registered public accounting firm its independence. The Audit Committee has also considered whether the provision of non-audit services by the Company's independent registered public accounting firm is compatible with maintaining its independence. The Company's board of directors adopted a written charter for the Audit Committee on March 2, 2005.

Consistent with SEC and NYSE rules regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation for and overseeing the work of the Company's independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the Company's independent registered public accounting firm.

Prior to the engagement of an independent registered public accounting firm for the next year's audit, the Company's management submits to the Audit Committee an aggregate estimate of services expected to be rendered by the Company's independent registered public accounting firm during that year to the Audit Committee for approval, along with the anticipated fees for those services. This report categorizes all anticipated fees into one of the following four classifications:

- *Audit services* – include fees for audit work performed on the Company's consolidated financial statements and internal control over financial reporting, as well as work that generally only the Company's independent registered public accounting firm can reasonably be expected to provide, including review of quarterly condensed consolidated financial information, comfort letters, statutory audits, and other attestation services.

- *Audit-related services* -- include fees for assurance and related services that are traditionally performed by the Company's independent registered public accounting firm, including due diligence related to mergers and acquisitions and special procedures required to meet certain regulatory requirements. The Company has not incurred such costs for the past two fiscal years.

- *Tax services* – include fees for all services permitted to be performed by the Company's independent registered public accounting firm's tax personnel except those services specifically related to the audits of the Company's financial statements and internal control over financial reporting or are prohibited under the rules of the SEC and the PCAOB. Tax service fees include fees in the areas of corporate tax compliance, tax planning, and tax advice. The Company has not incurred such costs for the past two fiscal years.

- *Other fees* – include fees associated with services not captured in the other categories. The Company generally does not request such services from its independent registered public accounting firm. The Company has not incurred such costs for the past two fiscal years.

'rior to engagement, the Audit Committee must pre-approve these services. The fees are budgeted and the Audit Committee requires the Company's independent egistered public accounting firm and management to report actual fees versus the budget periodically throughout the year. During the year, circumstances may arise vhen it may become necessary to engage the Company's independent registered public accounting firm for additional services not contemplated in the original prepproval. In those instances, the Audit Committee requires specific pre-approval before engaging its independent registered public accounting firm.

'he Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for nformational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

n 2011, the Audit Committee pre-approved all services provided by the Company's independent registered public accounting firm. Private meetings were held with he Company's independent registered public accounting firm to ensure that there were no restrictions on the scope of its audit and to discuss any items the auditors lid not wish to raise with the Company's management present.

n reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors of the Company that its audited financial statements for the fiscal year ended December 31, 2011 be included in its Annual Report on Form 10-K for the 2011 fiscal year.

Audit Committee of the Board of Directors of
Feihe International, Inc.

Kirk G. Downing

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Leng You-Bin, our Chairman, Chief Executive Officer, President, and General Manager, is also the founder of a Heilongjiang Feihe Dairy Educational Charitable Foundation, or HFDECF, charitable organization for under-privileged children in the Heilongjiang Province of the PRC. We have an outstanding loan payable to HFDECF, which is unsecured, accrues interest at an annual rate of 5.85%, and is payable on demand. In 2011, the largest amount of the indebtedness outstanding, including accrued interest, was approximately $51,000.

Sequoia Capital China Growth Fund I, L.P., and certain of its affiliates, or collectively Sequoia, beneficially owned in excess of 5% of our issued and outstanding common stock in 2011. Additionally, Neil N. Shen, who served as one of our directors during 2011, is the founding Managing Partner of one of the Sequoia entities. Sequoia is a party to a subscription agreement pursuant to which we issued 2,100,000 shares of our common stock for an aggregate purchase price of $63.0 million, including $47.0 million in cash and the conversion of a $16.0 million bridge loan we previously received from Sequoia in July 2009. Pursuant to a performance adjustment feature in the subscription agreement, we issued 525,000 shares of our common stock to Sequoia because we failed to meet certain earnings per share targets for 2009. On February 1, 2011, we entered into a redemption agreement with Sequoia pursuant to which we agreed to redeem and purchase from Sequoia an aggregate of 2,625,000 shares of our common stock, or the Shares. The Shares were originally issued to Sequoia pursuant to the subscription agreement, which, among other things, granted Sequoia a right to have the Shares redeemed if the average of closing prices of our common stock for the fifteen trading days commencing on the third anniversary of the closing date is less than $39.00 per share. Pursuant to the redemption agreement, we redeemed the Shares in four equal installments on or within 30 days of March 31, 2011, September 30, 2011, December 31, 2011 and March 31, 2012, for an aggregate payment on each such date of $15,750,000, together with interest accruing at the rate of 1.5% per annum, compounded annually from August 27, 2009 until such date.

Review, Approval or Ratification of Transactions with Related Persons

Although we have not adopted formal procedures for the review, approval or ratification of transactions with related persons, we adhere to a general policy that such transactions should only be entered into if they are on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated thirc parties and their approval is in accordance with applicable law. Such transactions require the approval of our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 30, 2012, information concerning the beneficial ownership of shares of our common stock held by our directors, our named executive officers, our directors and executive officers as a group, and each person known by us to be a beneficial owner of 5% or more of our outstanding common stock.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership means that a person has or shares voting or investment power of a security and includes any securities that person has the right to acquire within 60 days after the measurement date, such as pursuant to options, warrants or convertible notes. Except as otherwise indicated, we believe that each of the beneficial owners of our common stock listed below, based on information each of them has given to us, has sole investment and voting power with respect to such beneficial owner's shares, except where community property or similar laws may apply. For purposes of the column for shares underlying convertible securities, in accordance with rules of the SEC, shares of our common stock underlying securities that a person has the right to acquire within 60 days of September 30, 2012 are deemed to be beneficially owned by such person for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person.

	Common Stock Beneficially Owned			
Name and Address of Beneficial Owner	Total Outstanding	Shares Underlying Convertible Securities (1)	Total	Percent (2)
Directors and Executive Officers				
Leng You-Bin (3)(4)	8,969,358	12,000	8,981,358	45.4%
Liu Hua (3)	43,533	12,000	55,533	*
Liu Sheng-Hui (3)(4)	218,307	12,000	230,307	1.2%
Kirk Downing (3)	21,333	12,000	33,333	*
Jingjun Mu (3)	0	0	0	0
Xiaofei Ren (3)	0	0	0	0
David Dong (3)(5)	12,220	0	12,220	*
Directors and executive officers as a group (7 persons)	9,264,751	48,000	9,312,751	47.1%

*Less than 1%

(1) Includes shares of our common stock issuable upon exercise of options or upon conversion of warrants or convertible notes, if the person has the right to acquire such shares within 60 days of September 30, 2012.

(2) Based on 19,784,291 shares of our common stock outstanding as of September 30, 2012.

(3) The address for this beneficial owner is c/o Feihe International, Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing, China 100016.

(4) 822,500 shares of our common stock are pledged to financial institutions as security for loans to Mr. Leng.

(5) Includes 2,600 shares of our common stock held by Mr. Dong's wife.

The following table sets forth information regarding issuances of securities pursuant to equity compensation plans as of December 31, 2011:

Plan Category	Number of securities issued and to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	1,446,000	$ 5.31	3,546,000
Total	1,446,000	$ 5.31	3,546,000

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us witl copies of all Section 16(a) forms they file. Based on our review of the copies of such forms we have received, we believe that during the year ended December 31, 2011, filing requirements applicable to our officers, directors and 10% owners of our common stock were complied with, except that Forms 4 were not timely filed tc report restricted stock awards to Sean S. Shao and James C. Lewis in July 2011.

DEADLINE FOR RECEIPT OF SHAREHOLDER PROPOSALS FOR 2013

Shareholder proposals which are intended to be presented by such shareholders at our 2013 annual meeting of shareholders must be received by the Secretary of Feih International at our principal executive offices no later than 120 calendar days in advance of the one year anniversary of the date our proxy statement was released to shareholders in order to be considered for inclusion in the proxy statement and form of proxy/voting instruction card relating to that meeting pursuant to Rule 14a-8 under the Exchange Act. Holders of proxies for our 2013 annual meeting of shareholders may exercise discretionary authority on any matter for which we do not receive notice prior to 45 calendar days in advance of the one year anniversary of the date our proxy statement for our 2013 annual meeting was first sent to shareholders.

OTHER MATTERS

Our board of directors knows of no other matters to be submitted to the Annual Meeting. If any other matters properly come before the Annual Meeting, then the persons named in the enclosed form of proxy will vote the shares they represent in such manner as our board of directors may recommend.

ɔ the extent that this proxy statement is incorporated by reference into any other filing by Feihe International under the Securities Act of 1933, as amended, or the ‹change Act, the sections of this proxy statement above entitled "*Compensation Committee Report*" and "*Audit Committee Report*" (to the extent permitted by the les of the SEC) will not be deemed incorporated unless specifically provided otherwise in such filing.

ctober 9, 2012

BY ORDER OF THE BOARD OF DIRECTORS

By: ***/s/ Leng You-Bin***
Leng You-Bin
Chief Executive Officer and President (Principal Executive Officer)

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____________ to _______________

Commission File Number: 001-32473

FEIHE INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Utah	**90-0208758**
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

Star City International Building, 10 Jiuxianqiao Road, C-16th Floor
Chaoyang District, Beijing, China 100016
(Address of principal executive offices)

Registrant's telephone number, including area code: **86(10) 6431-9357**

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	**Name of each exchange on which registered**
Common Stock	New York Stock Exchange, Inc.

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price of the registrant's common stock on June 30, 2011 as reported on the NYSE, was approximately $177,850,000.

As of March 21, 2012, there were 20,370,541 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information is incorporated by reference to the Proxy Statement for the registrant's 2011 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K.

TABLE OF CONTENTS

In this Annual Report on Form 10-K, references to "dollars" and "$" are to United States dollars and, unless the context otherwise requires, references to "Feihe International," "we," "us" and "our" refer to Feihe International, Inc. and its consolidated subsidiaries.

PART I

Item 1. Business

Overview

We are a leading producer and distributor of milk powder, soybean milk powder, and related dairy products in the People's Republic of China, or the PRC. Using proprietary processing techniques, we make products that are specially formulated for particular ages, dietary needs and health concerns. We have over 200 company-owned milk collection stations, six production and distribution facilities with an aggregate milk powder production capacity of approximately 2,020 tons per day, and an extensive distribution network that reaches over 80,000 retail outlets throughout China.

Corporate History and Structure

We were incorporated in the State of Utah on December 31, 1985, originally under the corporate name of Gaslight, Inc. We were inactive until March 30, 1988, when we changed our corporate name to Lazarus Industries, Inc. and engaged in the business of manufacturing and marketing medical devices. We discontinued this business in 1991 and became a non-operating public company shell. Effective May 7, 2003, we acquired 100% of the issued and outstanding capital stock of American Flying Crane Corporation, or AFC, a Delaware corporation that operates a dairy business in China through various subsidiaries. In connection with that acquisition, we changed our name to American Dairy, Inc. In October 2010, we changed our name to Feihe International, Inc.

Today, we own various subsidiaries in the PRC that operate our business, including:

- Heilongjiang Feihe Dairy Co., Limited, or Feihe Dairy, which produces, packages and distributes milk powder and other dairy products;
- Gannan Flying Crane Dairy Products Co., Limited, or Gannan Feihe, which produces milk products;
- Shanxi Feihesantai Biotechnology Scientific and Commercial Co., Limited, or Shanxi Feihe, which produces walnut and soybean products;
- Langfang Flying Crane Dairy Products Co., Limited, or Langfang Feihe, which packages and distributes finished products;
- Heilongjiang Aiyingquan International Trading Co., Limited, or Aiyingquan, which markets and distributes water and cheese, specifically marketed for consumption by children;
- Heilongjiang Flying Crane Trading Co., Limited, or Feihe Trading, which sells milk and soybean related products;
- Qiqihaer Feihe Soybean Co., Limited, or Feihe Soybean, which manufactures and distributes soybean products; and
- Beijing Feihe Biotechnology Scientific and Commercial Co., Limited, or Beijing Feihe, which markets and distributes dairy products.

Since June 2011, we have also held for sale certain assets of our PRC subsidiary Baiquan Feihe Dairy Co., Limited, or Baiquan Dairy, which produces milk products. The following chart reflects the current corporate structure of the Feihe International entities:


Feihe International, Inc.
(Utah)
100%
Feihe China Nutrition Company (formerly American Flying Crane Corporation, Delaware)
Outside China
Inside China
100%
Heilongjiang Feihe Dairy Co., Limited
100%
Gannan Flying Crane Dairy Products Co., Limited
100%
Biotechnology Scientific and Commercial Co., Limited
100%
Langfang Flying Crane Dairy Products Co., Limited
99%
Qiqihaer Feihe Soybean Co., Limited
1%
Leng You Bin*
95%
Beijing Feihe Biotechnology Scientific and Commercial Co., Limited
5%
Leng You Bin*
100%
Heilongjiang Aiyingquan International Trading Co., Limited
85%
Heilongjiang Flying Crane Trading Co., Limited
15%
Nine Individuals

* Indicates a nominee shareholder who, pursuant to a former requirement under the PRC Company Law that certain PRC companies have at least two shareholders, holds its equity interest for the benefit of the majority shareholder.

Discontinued Operations

In September 2011, we sold two of our former subsidiaries, Heilongjiang Feihe Kedong Feedlots Co., Limited, or Kedong Dairy Farm, and Heilongjiang Feihe Gannan Feedlots Co., Limited, or Gannan Dairy Farm. We refer to Kedong Dairy Farm and Gannan Dairy Farm collectively as the "Dairy Farms." Pursuant to the terms of an equity purchase agreement by and among us, Jinyan Ma, who is a nominee shareholder of the Dairy Farms, and Haerbin City Ruixinda Investment Company Ltd., or the Purchaser, we and the minority shareholder sold to the Purchaser all of the issued and outstanding shares of capital stock of the Dairy Farms for a total purchase price of approximately $133.1 million. This aggregate purchase price included approximately $18 million in cash. The remaining purchase price is to be satisfied by the Purchaser's delivery to us, in six quarterly installments, of raw milk with an aggregate value of approximately $115.1 million from the Dairy Farms, or the Supply Obligations.

Concurrently and in connection with the closing under the equity purchase agreement, we entered into a raw milk exclusive supply agreement with the Dairy Farms and the Purchaser. Pursuant to the supply agreement, the Dairy Farms must satisfy the Supply Obligations by supplying to us raw milk valued at approximately $19.2 million during each quarter for a period of 18 months after the closing date. During this period, the Dairy Farms have agreed to supply raw milk to us exclusively until the quarterly quota amounts are delivered and for so long as we require additional supply. In the event the raw milk production of the Dairy Farms is insufficient to fulfill such quarterly amounts, the shortfall will be immediately payable to us in cash by the Dairy Farms. The quality of the milk must meet governmental and our standards, and we have the right to return any milk which does not meet such standards.

Concurrently and in connection with the closing under the equity purchase agreement, we entered into an asset mortgage agreement with the Dairy Farms, pursuant to which the Dairy Farms granted us a primary security interest in certain properties and assets belonging to the Dairy Farms to secure the obligations of the Dairy Farms to us under the equity purchase agreement.

Also in October 2011, we amended the equity purchase agreement to removed certain contractual rights, including financial supervisory rights and the right to appoint a director to each of the Dairy Farms' boards of directors, effective as of the original effective date of the equity purchase agreement.

Principal Products

Our products fall into four main product categories: milk powder, soybean powder, rice cereal and walnut and other products.

Milk Powder
Milk powder is our primary product and is divided into several sub-categories. We produce milk powder for infants and young children formulated for zero to six months, six months to one year, one to three years and three to six years of age. We also produce milk powder for expectant mothers, students and for the middle-aged and elderly populations. In addition, we occasionally purchase semi-finished milk powder, which we refer to as "raw milk powder," from third parties, which we then process and distribute to beverage manufacturers and other wholesalers for use in their blended drink products.

Soybean Powder
Soybean powder is an auxiliary product to our milk powders and represents a low fat, high calcium alternative to milk powder, particularly for seniors.

Rice Cereal
Rice cereal is an auxiliary product to our milk powders and represents a low fat, high calcium alternative to milk powder, particularly for young children, teenagers, and seniors. We purchase semi-finished rice cereal from third parties, process it, and then distribute it to wholesalers and retailers.

Walnut and Other Products
We produce other auxiliary products that we market in conjunction with our infant milk powder, as well as to health-conscious adults. Walnut products include walnut powder and walnut oil. Other products include cream, skim milk powder, full milk powder, butter, cheese and other related milk powder products and water and cheese marketed specifically for children.

Product Sales

The following tables reflect the sales of our principal products during the fiscal years ended December 31, 2011, 2010 and 2009:

	2011			2010			2011 over 2010		
Product name	**Quantity (Kg'000)**	**Amount ($'000)**	**% of Sales**	**Quantity (Kg'000)**	**Amount ($'000)**	**% of Sales**	**Quantity (Kg'000)**	**Amount ($'000)**	**% of Change (Amount)**
Milk powder	20,577	217,506	74.3	22,690	180,217	70.2	(2,113)	37,289	20.7
Raw milk powder	16,079	62,749	21.4	15,691	57,752	22.5	388	4,997	8.7
Soybean powder	3,641	6,760	2.3	4,917	10,812	4.2	(1,276)	(4,052)	(37.5)
Rice cereal	559	3,613	1.2	633	4,040	1.6	(74)	(427)	(10.6)
Walnut products	117	800	0.3	263	1,511	0.6	(146)	(711)	(47.1)
Other	341	1,507	0.5	242	2,282	0.9	99	(775)	(34.0)
Total	**41,314**	**292,935**	**100**	**44,436**	**256,614**	**100**	**(3,122)**	**36,321**	**14.2**

	2010			2009			2010 over 2009		
Product name	**Quantity (Kg'000)**	**Amount ($'000)**	**% of Sales**	**Quantity (Kg'000)**	**Amount ($'000)**	**% of Sales**	**Quantity (Kg'000)**	**Amount ($'000)**	**% of Change (Amount)**
Milk powder	22,690	180,217	70.2	28,783	216,161	79.7	(6,093)	(35,944)	(16.6)
Raw milk powder	15,691	57,752	22.5	11,637	34,328	12.6	4,054	23,424	68.2
Soybean powder	4,917	10,812	4.2	3,349	7,319	2.7	1,568	3,493	47.7
Rice cereal	633	4,040	1.6	1,103	6,730	2.5	(470)	(2,690)	(40.0)
Walnut products	263	1,511	0.6	601	3,070	1.1	(338)	(1,559)	(50.8)
Other	242	2,282	0.9	543	3,776	1.4	(301)	(1,494)	(39.6)
Total	**44,436**	**256,614**	**100**	**46,016**	**271,384**	**100**	**(1,580)**	**(14,770)**	**(5.4)**

Sources of Milk

We source our fresh milk from numerous small dairy farmers that have provided us access to over 200,000 cows that provide milk to our over 200 company-owned milk collection stations. On average, each cow provides four tons of milk per year, which farmers deliver to our milk collection stations. In addition, we have long-term supply arrangements with our former Dairy Farms described under "–Discontinued Operations" and we purchase raw milk from 4 dairy farms in Kedong and Gannan which in total control over 32,200 cows.

Raw Milk Processing

We believe that, through purchasing raw milk locally and employing minimal processing techniques, we are able to preserve the fresh taste of milk. The industry standard for the time it takes for raw milk to be converted to milk powder is approximately 48 hours. Many large regional dairies, we believe, process raw milk that may be three to four days old. Milk processed by conventional farms for sale to regional dairies is typically stored at the farm for a minimum of two days, commonly spends a full day in transit to the dairy facility, and is processed the following day.

However, our standard is to process the raw milk within 6-24 hours after milking, depending upon the time of day the raw milk is delivered to us. Within this time, the milk is chilled, transported, separated, sterilized and spray-dried. The raw milk is first received from milk collection centers or from the Dairy Farms. Fully enclosed, stainless-steel vacuum milking machines are used to receive the raw milk. Once received, the raw milk will no longer have any contact with air and is immediately processed with refrigeration equipment that cools the raw milk within four seconds to approximately zero to four degrees Celsius. The raw milk is then stored in air-tight tanks in preparation for advanced processes, which include milk fat separation, sterilization and spray-drying.

The milk used in our products is not homogenized. During homogenization, pressurized milk is forced through openings smaller than the size of the fat globules present in milk, breaking them into smaller particles. Thus treated, the milk fat remains suspended and does not separate out in the form of cream. We believe that this process adversely affects the taste and feel of milk. In addition, our milk is pasteurized at the lowest temperatures allowed by law to avoid imparting a cooked flavor to the milk. When the milk is clarified and the butterfat removed to yield cream and skim milk, a process of cold separation is used, rather than the more commonly employed hot separation, which we believe adversely affects the flavor of the milk.

Dairy Product Processing

Our products are made in small batches using minimal processing techniques to maintain freshness and allow maximum flavor and nutrition retention. They are made with wholesome ingredients and no chemicals or additives are employed. Our dairy products arrive to consumers in our marketing area sooner after production than most other dairy products because they are produced locally. To assure product quality, the beginning of each production run is sampled for flavor, aroma, texture and appearance. In addition, inspectors routinely sample for bacteria and butterfat content in our products, and check the sanitary conditions in our facilities.

Quality Assurance

We are committed to delivering high-quality dairy products. We apply a 25-step quality control process that involves approximately 130 points of testing from the feed for the dairy cows, throughout our manufacturing process, and extending to semi-finished products, which we purchase from third parties for further processing, and finished products.

The production facilities we have constructed comply with pharmaceutical good manufacturing practice, or GMP, standards, a higher level of quality control than required for consumer goods manufacturing facilities. Since 2000, our production facilities have obtained ISO 9002 and HACCP quality assurance certifications, as well as quality certifications from the PRC regulatory authorities. Our processing equipment is manufactured by well-known European manufacturing companies. We use whole-sealing and mechanized vacuum milk-pressing devices with freezing equipment for each milk station, which allows us to reduce the temperature of raw milk to zero to four degrees Celsius within seconds for storage. Our equipment also eliminates external air contact from the time milk is collected through the time that it is fully processed. We employ automated processes and scientific parameters throughout the manufacturing process that are designed to ensure that all products meet our quality requirements. We have in-house laboratories that utilize proprietary in-line sampling techniques to ensure the quality and safety of the entire production process, from raw materials to semi-finished products to finished products. We believe that our rigorous testing and inspection procedures have been critical in ensuring that our products are free from melamine and other contaminants, are premium quality products and are safe and healthy for customers.

Production and Packaging Facilities

Currently we own and operate six production and packaging facilities. The production facilities we have constructed comply with pharmaceutical GMP standards, a higher level of quality control than required for consumer goods manufacturing facilities. Since 2000, our production facilities have obtained ISO 9002 and HACCP quality assurance certifications, as well as quality certifications from the PRC regulatory authorities. In March 2011, we successfully renewed our manufacturing licenses with Heilongjiang and Hebei Bureau of Quality and Technical Supervision. The renewal permit was granted pursuant to regulatory measures introduced in 2010 by China's General Administration of Quality Supervision, Inspection and Quarantine, or AQSIQ, which in 2011 revoked the licenses of approximately 40% of China's dairy facilities. We believe that our design standards help us assure our product quality. We believe that we are one of the few PRC milk producers that have processing areas that meet a 300,000 cleanliness purification standard, which means that there are less than 300,000 dust particles per cubic centimeter of air. In a standard room, dust particles can reach over two million dust particles per cubic centimeter of air. Continuing our commitment to quality, we have also added testing equipment and other quality control procedures to our processing equipment manufactured by known European and American manufacturing companies.

Feihe Dairy

Located in Kedong, Heilongjiang Province, China, the Feihe Dairy premises are approximately 88,221 square meters. The plant is approximately 11 years old, although it was completely remodeled in 2005. Feihe Dairy principally produces infant milk formula and has a processing capacity of 550 tons per day of raw milk. In addition, Feihe Dairy serves as a packaging facility and packages approximately 22,000 tons of products per year.

Gannan Feihe
Located in Gannan, Heilongjiang Province, China, the Gannan Feihe premises are approximately 300,000 square meters. The original plant is approximately 6 years old and commenced milk powder production in 2008. In 2011, we completed an expansion of the plant, which we refer to as "Phase II". Gannan Feihe principally produces infant milk formula and has a processing capacity of approximately 1,000 tons per day of raw milk, including the 700 tons per day added by Phase II.

Langfang Feihe
Located in Langfang, Hebei Province, China, the Langfang Feihe premises are approximately 80,243 square meters. The plant is approximately 6 years old and commenced operations in 2007. Langfang Feihe primarily serves as a packaging and distribution facility and packages approximately 50,000 tons of products per year.

Shanxi Feihe
Located in Licheng, Shanxi Province, China, the Shanxi Feihe premises are approximately 40,000 square meters. The plant is approximately 8 years old. Shanxi Feihe principally produces soybean powder, walnut powder and walnut oil and has a production capacity of approximately 5,000 tons per year of soybean powder and walnut powder combined, and 1,000 tons per year of walnut oil.

Qiqihaer Feihe
Located in Qiqihaer, Heilongjiang Province, China, the Qiqihaer Feihe, a branch of Feihe Dairy, premises are approximately 90,000 square meters. The plant is approximately 7 years old. Qiqihaer Feihe principally produces infant milk formula and adult milk formula and has a processing capacity of approximately 270 tons per day of raw milk. Qiqihaer Feihe also produces butter and has a production capacity of approximately 15 tons per day.

Longjiang Feihe
Located in Longjiang, Heilongjiang Province, China, the Longjiang Feihe, a branch of Gannan Feihe, premises are approximately 29,690 square meters. The plant is approximately 21 years old and is currently under expansion which is expected to be complete before the end of 2011. In 2011, we started an expansion of plant with a processing capacity of approximately 900 tons per day of raw milk. This facility is currently under construction, and will be completed in 2012. Longjiang Feihe has a processing capacity of approximately 200 tons per day of raw milk.

Since June 2011, we have also held for sale certain assets of Baiquan Dairy, which produces milk products. The table below summarizes key information regarding the production and packaging facilities material to our ongoing operations.

Facility	Province/ Region	Products	Processing/ Production	Packaging Capacity (tons/year)
Feihe Dairy	Heilongjiang	Infant milk formula	550 (tons/day)	22,000
Gannan Feihe	Heilongjiang	Infant milk formula	1,000 (tons/day)	N/A
Langfang Feihe	Hebei	N/A	N/A	50,000
Shanxi Feihe	Shanxi	Walnut powder & Soybean powder;	5,000 (tons/year)	N/A
		Walnut oil	1,000 (tons/year)	
Qiqihaer Feihe	Heilongjiang	Infant milk formula; Adult milk powder	270 (tons/day)	N/A
		Butter	15 (tons/day)	
Longjiang Feihe	Heilongjiang	Infant milk formula; Adult milk powder;	200 (tons/day)	N/A

Sources of Walnut and Soybeans

We order walnuts and soybeans from local farmers for delivery to Feihe Dairy. We then distribute these raw materials to our facilities as necessary.

Product Distribution

Currently, our products are sold in stores nationwide throughout China, except in Hong Kong SAR, Macau SAR and Taiwan. Prior to distribution, we route our products to Feihe Dairy and Langfang Feihe for final packaging. Feihe Dairy then distributes our finished products primarily in northeastern China, including Heilongjiang, Jilin and Liaoning Provinces, and Langfang Feihe distributes our finished products throughout the rest of China. We have a distribution team based in our corporate headquarters that coordinates with a network of over 600 dealers or representatives in key provinces across China. The dealers, in turn, each typically hire one or two secondary agents who assist in the distribution process, including inventory management, product sales, customer service and payments. Dealer agents display and sell our products in specially designated areas in stores. In addition, in 2008 we began distributing our raw milk powder to beverage manufacturers and other wholesalers for use in their blended drink products. In 2010, we established a system to monitor distributor inventory levels and cross-territory selling activity.

Generally, we deliver our products only after receipt of payment from the dealer. We typically enter into new agreements with our dealers each year that specify sales targets and territories, among other provisions. We seek to expand the number of key provinces served by our dealer network as part of our growth strategy and ultimately to establish a distribution system based upon local production at local dairies. We currently distribute our products through an extensive distribution network that reaches over 80,000 retail outlets throughout China.

Customers

No single customer equaled or exceeded 10% of our sales during the years ended December 31, 2011, 2010 or 2009.

Intellectual Property

We rely principally on trade secrets and confidentiality agreements to protect our proprietary product formulations and production processes. We have obtained trademark registrations for the use of our trade name "Feihe," as well as our "Xingfeifan" "Feifan," "Feihui," "Feirui," "Feiyue," and "Beidiqi" Chinese brands and our "Firmus," "Astrobaby" and "Babyrich" English brand names, which have been registered with the PRC Trademark Bureau of the State Administration for Industry and Commerce with respect to our milk products. We have obtained trademark registrations for the use of our trade name "Feihe" and "Firmus," which have been registered with the United States Patent and Trademark Office. We believe our trademarks are important to the establishment of consumer recognition of our products. However, due to uncertainties in PRC trademark law, the protection afforded by our trademarks may be less than we currently expect and may, in fact, be insufficient. In the event any of our trademarks are challenged or infringed, we may not have the financial resources to defend against the challenge or infringement and such defense could in any event be unsuccessful. Moreover, any events or conditions that negatively impact our trademark could have a material adverse effect on our business, operations and finances.

Research and Development

As of March 30, 2012, we had four technicians engaged in research and development activities. These technicians monitor quality control at our production facilities to ensure that the processing, packaging and distribution of our milk products result in high quality premium milk products that are safe and healthy for customers. These technicians also pursue methods and techniques to improve the taste and quality of our milk products and to evaluate new milk products for further production based upon changes in consumer tastes, trends and the introduction of competitive products by other milk producers.

During the fiscal years ended December 31, 2011, 2010 and 2009, we incurred approximately $171,000, $169,000 and $66,000, respectively, on research and development, representing amounts paid in compensation to our technicians described above.

Growth Strategy

We believe the market for dairy products in China, particularly the market for high quality infant milk formula and other dairy products, is growing. Our growth strategy involves increasing market share during this growth phase. To implement this strategy, we plan to:

- ***Strengthen distribution logistics in strategic PRC markets***. We plan to focus on improving sales at existing sales points, leveraging our extensive distribution network to generate revenues in a cost-effective manner. Our distribution network has grown in first-tier markets in the PRC, including Beijing, Shanghai, Guangzhou, Shenzhen and other major second and third-tier cities in the Pearl River Delta. Our extensive distribution network, which reaches many provincial capital and sub-provincial cities, has special channels into first-tier markets that we plan to expand. We believe that improving our distribution logistics in our network is an important driver of our gross margins.

- ***Strengthen our premium quality brand awareness.*** We believe that our products enjoy a reputation for high quality among those familiar with them, and our products routinely pass government and internal quality inspections. We have increased our advertising expenses and plan to continue advertising on influential provincial stations in China, in order to market our products as premium and super-premium products. We believe many consumers in China tend to regard higher prices as indicative of higher quality and higher nutritional value, and as a result consumers with higher disposable incomes are increasingly inclined to purchase higher priced products, particularly in the areas of infant formula and nutritional products.

- ***Align sourcing, production and distribution by region.*** We believe that we can increase our efficiency and decrease our costs if our products are produced from local sources and sold in local markets. We plan to select strategic locations for our company-owned collection stations and production facilities that will enhance this efficiency.

- ***Maintaining quality through world-class production processes.*** We believe we can maintain our production of high quality dairy products by continuing to source high quality milk through exclusive contracts with the Dairy Farms and other dairy farmers, expanding our company-owned collection stations and production facilities, and continuing to employ comprehensive testing and quality control measures.

Competition

The dairy industry in China is highly competitive. We face significant competition from large multinational producers, such as Dumex, Mead Johnson, Abbott and Wyeth, and large national milk companies, such as Yili, Beingmate, Synutra and Yashili, particularly in more affluent major urban areas. Many of our competitors have greater resources and sell more products than we do. We believe that our competitive position has improved following the melamine crisis in 2008, which did not involve any of our products. We also believe our competitive position has improved in light of AQSIQ revoking the license in 2011 of approximately 40% of China's dairy facilities, although we believe many such facilities had significantly smaller operations than us. Our products are positioned as premium products and, accordingly, are generally priced higher than many similar competitive products. We believe that the principal competitive factors in marketing our products are quality, taste, freshness, price and product recognition. While we believe that we compete favorably in terms of quality, taste and freshness, our products are more expensive and less well known than certain other established brands. Our premium products may also be considered in competition with non-premium quality dairy products for discretionary food dollars.

Government Regulation

We are regulated under national, provincial and local laws in China. The following information summarizes aspects of those regulations that apply to us and is qualified in its entirety by reference to all particular statutory or regulatory provisions. Regulations at the national, provincial and local levels in China are subject to change. To date, compliance with governmental regulations has not had a material impact on our level of capital expenditures, earnings or competitive position, but, because of the evolving nature of such regulations, we are unable to predict the impact such regulations may have in the foreseeable future.

As a producer and distributor of nutritional products, and particularly dairy-based food products in China, we are subject to the regulations of China's Agricultural Ministry and Ministry of Health. This regulatory scheme governs the manufacture (including composition and ingredients), labeling, packaging and safety of food. Specific PRC laws and regulations we face include:

- the PRC Product Quality Law;

- the PRC Food Hygiene Law;

- the Access Conditions for Dairy Products Processing Industry;
- the Implementation Rules on the Administration and Supervision of Quality and Safety in Food Producing and Processing Enterprises;
- the Regulation on the Administration of Production Licenses for Industrial Products;
- the General Measure on Food Quality Safety Market Access Examination;
- the General Standards for the Labeling of Prepackaged Foods;
- the Implementation Measures on Examination of Dairy Product Production Permits;
- the Standardization Law;
- the Raw Milk Collection Standard;
- the Whole Milk Powder, Skimmed Milk Powder, Sweetened Whole Milk Powder and Flavored Milk Powder Standards; and
- the General Technical Requirements for Infant Formula Powder and Supplementary Cereal for Infants and Children.

We and our products are also subject to provincial and local regulations through such measures as the licensing of dairy manufacturing facilities, enforcement of standards for our products, inspection of our facilities and regulation of our trade practices in connection with the sale of dairy products.

In March 2008, the PRC National Development and Reform Commission, or the NDRC, promulgated the Access Conditions for Dairy Products Processing Industry, or the Access Conditions. The Access Conditions set forth the conditions an entity must satisfy in order to engage, or continue to engage, in the dairy products processing business in China, including technique and equipment, product quality, energy and water consumption, sanitation and environmental protection, as well as production safety. Any new or continuing dairy products processing projects or enterprises will be required to meet all the conditions and requirements set forth in the Access Conditions. For projects or enterprises that already commenced operations before the promulgation of the Access Conditions, improvements or rectification actions may need to be taken in order to have such projects or enterprises meet the conditions within two years of the effective date of the Access Conditions on April 1, 2010.

The Access Conditions also set forth requirements relating to the location, processing capacity and raw milk source for any new or continuing dairy products processing project or enterprise. Any new or continuing dairy processing projects or enterprises that fail to meet the requirements will not be able to procure land, license, permits, loan facilities and electricity necessary for the processing of dairy products, and those projects or enterprises already in operation before the promulgation of the Access Conditions will be deregistered and ordered to shut down if they fail to meet the conditions within a two-year rectification period.

In May 2008, the NDRC issued the Dairy Industry Policies, or the Policies. According to the PRC government, the Policies are the first set of comprehensive government policies on the dairy industry in China, covering a broad range of matters such as industry planning, closure of inefficient capacity, milk supply, quality control and product safety, environmental protection and promotion of milk consumption. Moreover, the Policies provide conditions that new entrants to the dairy industry must meet in addition to the conditions set forth in the Access Conditions.

As a result of the melamine crisis, PRC governmental authorities have conducted several dairy industry inspections. In addition to the initial 22 companies implicated in the melamine crisis, these subsequent government inspections have identified other companies with unacceptable contaminants in dairy products. The melamine crisis did not involve any of our products, and we have passed all of these government inspections. In addition, we have worked with the PRC government and attended several emergency meetings to discuss ways to improve the dairy and overall food industry in China.

In 2010, AQSIQ announced a nationwide renewal inspection for all infant formula manufacturing facilities in China. AQSIQ has announced that approximately 40% of China's dairy facilities had their licenses revoked in 2011. In March 2011, we successfully renewed our manufacturing license.

Environmental Matters

Our manufacturing facilities are subject to various pollution control regulations with respect to noise, water and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. Our operating subsidiaries have received certifications from the relevant PRC government agencies in charge of environmental protection indicating that their business operations are in material compliance with the relevant PRC environmental laws and regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

Employees

As of March 30, 2012, we had approximately 2,124 employees on our payroll. We had 8 group administrators, approximately 538 employees were in marketing and sales, approximately 65 employees provided marketing support, approximately 153 employees were performing administrative functions, including financing, auditing and human resources, and approximately 1,360 employees were in production, storage and distribution. Our employees are not represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages. We believe that our relations with our employees are good.

Financial Information about Segments and Geographic Areas

Until October 31, 2011, we had two reportable segments: dairy products and dairy farms. The dairy products segment produces and sells dairy products, such as wholesale and retail milk powders as well as soybean powder, rice cereal, walnut powder and walnut oil. In October 2011, we sold the Dairy Farms we previously operated. As of December 31, 2011, we only operate our dairy products segment. See "—Discontinued Operations." As we primarily generate our revenues from customers in the PRC, no geographical segments are presented.

Available Information

Our website is http://ady.feihe.com. We provide free access to various reports that we file with, or furnish to, the U.S. Securities and Exchange Commission, or the SEC, through our website, as soon as reasonably practicable after they have been filed or furnished. These reports include, but are not limited to, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports. Also available on our website are printable versions of our Code of Business Conduct and Ethics and charters of our Audit Committee, Compensation Committee, Nominating/Corporate Governance Committee and other committees of our board of directors. Information on our website does not constitute part of and is not incorporated by reference into this Annual Report on Form 10-K or any other report we file or furnish with the SEC. Our SEC reports can also be accessed through the SEC's website at www.sec.gov and may be read or copied at the SEC's Public Reference Room located at 100 F Street, NE, Washington, D.C., 20549. Information regarding the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

FORWARD-LOOKING STATEMENTS

The statements included in this report that are not purely historical are forward-looking statements within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act of 1933, as amended, or the Securities Act. These statements include, but are not limited to, statements about our plans, objectives, expectations, strategies, intentions or other characterizations of future events or circumstances and are generally identified by the words "may," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "could," "would," and similar expressions. Because these forward-looking statements are subject to a number of risks and uncertainties, our actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the heading "Risk Factors" and in other documents we file from time to time with the Securities and Exchange Commission. All forward-looking statements included in this report are based on information available to us on the date hereof. Our business and the associated risks may have changed since the date this report was originally filed with the SEC. We assume no obligation to update any such forward-looking statements.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this report before purchasing our common stock. If any of the following events were to occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you could lose some or all of your investment. Additional risks and uncertainties not currently known to us or that we currently believe to be immaterial could also materially and adversely affect our business, financial condition, operating results and/or cash flow.

Any negative public perception regarding our products or industry, or any ill effects or product liability claims, could harm our reputation, damage our brand, result in costly and damaging recalls, and expose us to government investigations and sanctions, which would materially and adversely affect our results of operations.

We sell products for human consumption, which involves risks such as product contamination, spoilage and tampering. In 2008, sales in China of substandard milk formula contaminated with a substance known as melamine caused the death of six infants as well as illness of nearly 300,000 others. In 2009, 2010 and 2011, new incidents of substandard milk formula contaminated with melamine and hydrolyzed leather protein also occurred in China. Although our products were not involved in these incidents, AQSIQ found that the products of at least 22 Chinese milk and formula producers were contaminated by melamine, a substance not approved for use in food, which caused significant negative publicity for the entire dairy industry in China. Furthermore, in 2010 there were widely publicized claims that certain Chinese infant formula products were linked to precocious puberty in female infants. While governmental authorities concluded these claims were false, the operations of the companies involved were adversely effected. The mere publication of information asserting that our milk powder, infant formula or other products contain melamine or other contaminants or have harmful health effects could have a material adverse effect on us, regardless of whether these reports are scientifically supported or concern our products or the raw materials used in our products. In addition, if the consumption of any of our products causes injury, illness or death, we may face product liability claims, product recalls, temporary or permanent suspensions of operations, government investigations or sanctions, any of which could be extremely expensive and damaging to our business.

Prior to and after the 2008 melamine crisis, there were also widely publicized occurrences of counterfeit, substandard milk products in China. For example, in April 2004, such sales of counterfeit and substandard infant formula in Anhui Province, China caused the deaths of 13 infants and harmed many others. Counterfeiting or imitation of our products may occur in the future, and we may not be able to detect it and deal with it effectively. Any occurrence of counterfeiting or imitation could negatively impact our corporate brand and image or consumers' perception of our products or similar nutritional products generally, particularly if the counterfeit or imitation products cause injury or death to consumers.

Our products may not achieve market acceptance.

We are currently selling our products principally in northern, central, and eastern China. Achieving market acceptance for our products, particularly in new markets, will require substantial marketing efforts and the expenditure of significant funds. There is substantial risk that any new markets may not accept or be as receptive to our products. In addition, we market our products as premium and super-premium products and have adopted a corresponding pricing model, which may not be accepted in new or existing markets. Market acceptance of our current and proposed products will depend, in large part, upon our ability to inform potential customers that the distinctive characteristics of our products make them superior to competitive products and justify their pricing. Our current and proposed products may not be accepted by consumers or able to compete effectively against other premium or non-premium dairy products. Lack of market acceptance would limit our revenues.

The report of our independent registered public accounting firm contains a reference raising substantial doubt about our ability to continue as a "going concern."

Because of our deficiency of net current assets as of December 31, 2011, we may not have sufficient cash to fund our expected cash flow requirements for the next 12 months including the maturity of our short-term loans, redemption of our redeemable common stock and planned capital expenditures. Therefore, our independent registered public accounting firm has included a reference in its report on our consolidated financial statements for the fiscal year ended December 31, 2011 referring to substantial doubt regarding our ability to continue as a "going concern." As of and for the year ended December 31, 2011, we had a deficiency of net current assets of approximately $8.0 million, with short-term loans of approximately $54.6 million, the current portion of long term bank loans of approximately $5.9 million that mature in 2012, and redeemable common stock of $32.7 million expected to be redeemed also in 2012. We believe we will be able to refinance our short-term bank loans when they become due and that our existing cash, our cash generated from operations (including cash savings from operating expenses resulting from our sale of the Dairy Farms), and our ability to draw down on unutilized credit lines will be sufficient to fund our expected cash flow requirements for at least the next 12 months, including the redemption of our redeemable common stock and planned capital expenditures. However, our belief may be mistaken.

Our planned growth may require more raw milk than is available and could diminish the quality of our dairy products.

Our business requires a supply of raw milk. Our growth will be limited if the supply of raw milk is insufficient to meet demand. Moreover, as we attempt to implement our growth strategy, it may become difficult to maintain current levels of quality control. Inadequate quality control could harm our reputation and the demand for our products, which would also limit our growth. A significant amount of the raw milk used in our products is supplied to us by numerous local farms under output contracts. We believe that our farmers can increase their production of raw milk. We further believe, however, that this supply may not be sufficient to meet increased demand for our products associated with our proposed marketing efforts and that such increase may compromise quality. Though we believe that additional raw milk is available locally, if needed, we may not be able to enter into arrangements with the producers of such milk on terms acceptable to us, if at all. Our efforts to source milk through the Dairy Farms are new, may involve unforeseen difficulties, and may not supply the quantity of raw milk we need to maintain and expand our levels of production. An inadequate supply of raw milk, coupled with concern over quality control, could increase costs for raw milk or decrease the sales price for our products, which could limit our ability to grow, cause our earnings to decline and make our business unable to become profitable.

The recent global economic and financial market crisis could significantly impact our financial condition.

Current global economic conditions could have a negative effect on our business and results of operations. Economic activity in China, the United States, Europe and much of the world has undergone significant economic downturns following the housing crisis in the real estate and credit markets in both the United States and Europe, as well as natural disasters and related concerns in Asia. Market disruptions have included extreme volatility in securities prices, as well as severely diminished liquidity and credit availability. The economic crisis may adversely affect us in a variety of ways. Access to lines of credit or the capital markets may be severely restricted, which may preclude us from raising funds required for operations and to fund continued expansion. It may be more difficult for us to complete strategic transactions with third parties. The financial and credit market turmoil could also negatively impact our suppliers and customers, which could decrease our ability to source, produce and distribute our products and could decrease demand for our products. While it is not possible to predict with certainty the duration or severity of the current disruption in financial and credit markets, if economic conditions continue to worsen, it is possible these factors could significantly impact our financial condition.

Our results of operations may be affected by fluctuations in availability and price of raw materials.

The raw materials we use are subject to price fluctuations due to various factors beyond our control, including, among other pertinent factors:

- increasing market demand;
- inflation;
- severe climatic and environmental conditions;
- seasonal factors, with dairy cows generally producing more milk in temperate weather as opposed to cold or hot weather and extended unseasonably cold or hot weather potentially leading to lower than expected production;
- commodity price fluctuations;
- currency fluctuations; and
- changes in governmental and agricultural regulations and programs.

For example, our external raw milk unit purchase cost increased by approximately 17% in 2011 due to various factors, including, we believe, general economic conditions, such as inflation and fuel prices, and rising production costs due to various other factors, including increased competition abroad and currency appreciation. We also expect that our raw material prices will continue to fluctuate and be affected by all of these factors in the future. Changes to our raw materials prices may result in increases in production and packaging costs, and we may be unable to raise the prices of our products to offset such increases in the short term or at all. As a result, our results of operations may be materially and adversely affected.

We are subject to public company reporting and other requirements for which we will incur substantial costs and our accounting and other management systems and resources may not be adequately prepared.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company. For example, laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or SOX, and rules related to corporate governance and other matters subsequently adopted by the SEC and the New York Stock Exchange, or the NYSE, result in substantial costs to us, including legal and accounting costs, and may divert our management's attention from other matters that are important to our business.

We have historically identified material weaknesses in our internal control over financial reporting. If we fail to remediate the material weaknesses or maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely affected.

We and our independent registered public accounting firm, in connection with the audit of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2011, have identified the following material weaknesses in our internal control over financial reporting: There was insufficient accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America, or U.S. GAAP. We identified the same material weakness as of December 31, 2010 and similar material weaknesses in prior years. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We have taken measures and plan to continue to take measures to remedy this material weakness, or U.S. GAAP. We identified the same material weakness as of December 31, 2010 and similar material weaknesses in prior years. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting. Our failure to address any control deficiency could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares, may be materially and adversely affected.

We significantly depend on our management team.

Each of our executive officers is responsible for an important aspect of our operations. In addition, we rely on management and senior personnel to ensure that our sourcing, production, sales, distribution and other business functions are effective. Losing the services of our executive officers or key personnel could be detrimental to our operations. We do not have key-man life insurance for any of our executive officers or other employees.

Investors may not be able to enforce judgments entered by United States courts against certain of our officers and directors.

We are incorporated in the State of Utah. However, a majority of our directors and executive officers, and certain of our principal shareholders, live outside of the U.S., principally in China. As a result, you may not be able to effect service of process upon those persons within the U.S. or enforce against those persons judgments obtained in U.S. courts.

We face substantial competition in connection with the marketing and sale of our products.

Our products compete with other premium quality dairy brands as well as less expensive, non-premium brands. Our products face competition from non-premium producers distributing in our marketing area and other producers packaging their products in our marketing area. Many of our competitors are well established, have greater financial, marketing, personnel and other resources, have more established distribution channels into major markets, and have products that have gained wide customer acceptance in the marketplace. Our largest competitors are multi-national dairy companies owned by the government of China. The greater financial resources of such competitors will permit them to procure retail store shelf space and to implement extensive marketing and promotional programs, both generally and in direct response to advertising efforts by us. The dairy industry in China is also characterized by the frequent introduction of new products, accompanied by substantial promotional campaigns, such as large discounts to distributors. In addition, distributors in China often engage in cross-territory selling activities, which involve their diversion of products into different geographic regions, which can disrupt the price of our products and adversely impact our revenues. We may be unable to compete successfully with our competitors in some or all of our markets, and our competitors may develop products which have superior qualities or gain wider market acceptance than ours.

We expect to incur costs related to expansion into new plants and ventures, which may not prove to be profitable. Moreover, any delays in our expansion plans could adversely impact our results of operations and jeopardize our business.

Our expansion strategy has historically involved, and we anticipate in the future may involve, milk production facilities acquisitions and construction. Our cost estimates and projected completion dates for construction of new production facilities may change significantly as the projects progress. In addition, projects could entail significant construction risks, including shortages of materials or skilled labor, unforeseen environmental or engineering problems, weather interferences and unanticipated cost increases, any of which could have a material adverse effect on the projects and could delay their scheduled openings. A delay in scheduled openings of production facilities could delay our receipt of sales revenues from such facilities, which, when coupled with the increased costs and expenses of our expansion, could prevent us from becoming profitable.

Our plans to finance, develop, and expand our production facilities could be subject to the many risks inherent in the rapid expansion of a high growth business enterprise, including unanticipated design, construction, regulatory and operating problems, and the significant risks commonly associated with implementing a marketing strategy in changing and expanding markets. These projects may not become operational within their estimated time frames and budgets as projected at the time we enter into a particular agreement, or at all. In addition, we may develop projects as joint ventures in an effort to reduce our financial commitment to individual projects. The significant expenditures required to expand our production plants may not ultimately prove to be profitable.

When our future expansion projects become operational, we will be required to add and train personnel, expand our management information systems and control expenses. If we do not successfully address our increased management needs or are otherwise unable to manage our growth effectively, our operating results could be materially and adversely affected.

We face the potential risk of product liability associated with food products.

We face the risk of liability in connection with the sale and consumption of dairy products and other products should the consumption of such products cause injury, illness or death. Such risks may be particularly great in a company undergoing rapid and significant growth. The successful assertion of product liability claims against us could result in potentially significant monetary damages, divert management resources and require us to make significant payments and incur substantial legal expenses. We do not currently maintain product liability insurance. Any insurance that we may obtain in the future may be insufficient to cover potential claims or the level of insurance coverage needed may be unavailable at a reasonable cost. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim and our brand image and reputation would suffer. Finally, serious product quality concerns could result in governmental action against us, which, among other things, could result in mandatory recalls of our products, the suspension of production or distribution of our products, loss of certain licenses, or other governmental penalties, including possible criminal liability.

Doing business in China involves various political and economic risks.

We conduct substantially all of our operations and generate most of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including:

- the higher level of government involvement and regulation;
- the early stage of development of the market-oriented sector of the economy;
- the rapid growth rate;
- the higher level of control over foreign exchange; and
- government control over the allocation of many resources.

As China's economy has been transitioning from a planned economy to a more market-oriented economy, the government of China has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall economy of China, they may also have a negative effect on us.

Although the government of China has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways. Any adverse change in the economic conditions or government conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of consumer spending in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects.

Extensive regulation of the food processing and distribution industry in China could increase our expenses and make us unable to become profitable.

We are subject to extensive regulation by China's Agricultural Ministry, Ministry of Health and by other provincial and local authorities in jurisdictions in which our products are processed or sold, regarding the processing, packaging, storage, distribution and labeling of our products. For instance, in June 2009, regulatory requirements became effective in China requiring new package labeling for dairy products, which we believe impacted our sales cycles during the three months ended June 30, 2009. Additional labeling requirements became effective in June 2010 for all dairy products. Such requirements may have rapid implementation dates, require significant planning or expense, and have an adverse impact on our sales, inventory levels, or packing and distribution.

Other applicable laws and regulations governing our products may include nutritional labeling, product standardization requirements and serving size requirements. Our processing facilities and products are subject to periodic inspection by national, provincial and local authorities. For instance, in 2010, AQSIQ announced a nationwide renewal inspection for all infant manufacturing facilities. In March 2011, we successfully renewed our manufacturing license, although in 2011 approximately 40% of PRC dairy facilities did not. We may fall out of substantial compliance with current laws and regulations or may be unable to comply with any future laws and regulations. To the extent that new regulations are adopted, we will be required, possibly at considerable expense, to adjust our activities in order to comply with such regulations. Our failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, operations and finances.

Regulations affecting acquisitions of PRC companies by foreign entities may make it more difficult for us to complete acquisitions and grow our business.

In 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a public notice, known as "Circular 75," concerning the application of foreign exchange regulations to mergers and acquisitions involving foreign investment in China. Among other things, the public notice provides that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. Under Circular 75, if an acquisition of a PRC company by an offshore company controlled by PRC residents occurred prior to the issuance of Circular 75, certain PRC residents were required to submit a registration form to the local SAFE branch to register their ownership interests in the offshore company before March 31, 2006. Such PRC residents must also amend the registration form if there is a material event affecting the offshore company, such as, among other things, a change of the company's share capital, a transfer of shares, or if the company is involved in a merger, an acquisition or a spin-off transaction or uses its assets in China to guarantee offshore obligations. In the past, we have acquired a number of assets from, or equity interests in, PRC companies.

There is still significant uncertainty in China regarding the interpretation and implementation of Circular 75. Nevertheless, we have requested that our shareholders who are PRC residents make the necessary applications, filings and amendments that required under Circular 75 and related regulations. However, all of our PRC-resident shareholders may not comply with such requirements. We also cannot predict how these regulations will affect our future acquisition strategy and business operations. For example, if we decide to acquire additional PRC companies, we or the owners of such companies may not be able to complete the filings and registrations, if any, required by the SAFE notices. Failure to complete Circular 75 registrations may limit the ability of our PRC subsidiaries to issue dividends to us, limit our ability to inject additional capital into our subsidiaries, restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

In addition, in September 2006 six PRC regulatory authorities, including the PRC Ministry of Commerce and the PRC Securities Regulatory Commission, jointly promulgated a rule entitled "Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors," or the M&A Rules. The M&A Rules establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including, in some circumstances, advance notice to the Ministry of Commerce of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Compliance with the M&A Rules, and any related approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Furthermore, in August 2008, SAFE issued a notice, known as "Circular 142," regulating the conversion by a foreign-invested company of foreign currency into PRC currency, the Reminbi or RMB, by restricting the uses for the converted RMB. Circular 142 requires that the registered capital of a foreign-invested company denominated in RMB but converted from a foreign currency may only be used pursuant to the purposes set forth in the foreign-invested company's business scope as approved by the applicable governmental authority. Such registered capital may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company that was denominated in RMB but converted from foreign currency. Violations of Circular 142 may result in severe penalties, including significant fines. As a result, Circular 142 may significantly limit our ability to invest in or acquire other PRC companies using the RMB-denominated capital of our PRC subsidiaries.

The PRC government's recent measures to curb inflation rates could adversely affect future results of operations.

China has faced rising inflation in recent years. The government of China undertook various measures to alleviate the effects of inflation, especially with respect to key commodities. In January 2008, the PRC National Development and Reform Commission announced national price controls on various products, including milk. Similarly, the government of China may conclude that the prices of infant formula or other of our products are too high and may institute price controls that would limit our ability to set prices for our products as we might wish. The government of China has also encouraged local governments to institute price controls on similar products. Such price controls could adversely affect our future results of operations and, accordingly, the price of our common stock.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuation in the value of the Renminbi against the U.S. dollar may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated approximately 21.5% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People's Bank of China announced that the PRC government will further reform the Renminbi exchange rate regime and enhance the Renminbi exchange rate flexibility.

Significant revaluation of the Renminbi may have a material adverse effect on your investment. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Under the EIT Law, we may be classified as a "resident enterprise" of China, which would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, which became effective in 2008, an enterprise established outside of China with a "de facto management body" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Under the implementing rules of the EIT Law, de facto management means substantial and overall management and control over the production and operations, personnel, accounting, and properties of the enterprise. Because the EIT Law and its implementing rules are still new and there is limited guidance regarding tax residency determinations, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that Feihe International, Inc. is a "resident enterprise" for PRC enterprise income tax purposes, unfavorable PRC tax consequences could follow. We may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as "tax-exempt income," such dividends may be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, it is possible that the "resident enterprise" classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

If we were treated as a "resident enterprise" by PRC tax authorities, we would be subject to tax in both the U.S. and China, and our PRC tax may not be fully creditable against our U.S. tax.

Lack of bank deposit insurance puts our funds at risk of loss from bank foreclosures or insolvencies.

We maintain certain bank accounts in China that are not protected by FDIC insurance or other insurance. As of December 31, 2011, we held approximately $14.9 million in bank accounts in China. If a PRC bank holding our funds experienced insolvency, it may not permit us to withdraw our funds, which would result in a loss of such funds and reduction of our net assets. As of December 31, 2011, we held approximately $500,000 of cash balances within the United States, of which approximately $242,000 was in excess of FDIC insurance limits and exposes us to risk of loss of such funds and a resulting reduction of our net assets.

Limited and uncertain trademark protection in China makes the ownership and use of our trademark uncertain.

We rely principally on trade secrets and confidentiality agreements to protect our proprietary product formulations and production processes. We have obtained trademark registrations for the use of our trade name "Feihe," as well as our "Xingfeifan" "Feifan," "Feihui," "Feirui," "Feiyue," and "Beidiqi" Chinese brands and our "Firmus," "Astrobaby" and "Babyrich" English brand names, which have been registered with the PRC Trademark Bureau of the State Administration for Industry and Commerce with respect to our milk products. We have obtained trademark registrations for the use of our trade name "Feihe" and "Firmus," which have been registered with the United States Patent and Trademark Office. We believe our trademark is important to the establishment of consumer recognition of our products. However, due to uncertainties in PRC trademark law, the protection afforded by our trademark may be less than we currently expect and may, in fact, be insufficient. In the event any of our trademarks are challenged or infringed, we may not have the financial resources to defend against the challenge or infringement and such defense could in any event be unsuccessful. Moreover, any events or conditions that negatively impact our trademark could have a material adverse effect on our business, operations and finances.

Our lack of patent protection could permit our competitors to copy our trade secrets and formula and thus gain a competitive advantage.

We have no patents covering our products or production processes, and we expect to rely principally on know-how and the confidentiality of our formula and production processes for our products and our flavoring formula in producing competitive product lines. Any breach of confidentiality by our executives or employees having access to our formula could result in our competitors gaining access to such formula. The ensuing competitive disadvantage could reduce our revenues and adversely impact our results of operations.

One of our shareholders owns a significant percentage of our stock and will be able to exercise significant influence over our affairs.

Leng You-Bin, our Chairman, Chief Executive Officer, President, and General Manager, beneficially owned approximately 44% of our common stock as of March 21, 2012. Consequently, Mr. Leng is able to determine the composition of our board of directors, to approve certain matters requiring shareholder approval and to have significant influence over our operations. Mr. Leng's interests may be different than the interests of other shareholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

Since we are a Utah corporation and a public company in the United States, we are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Non-U.S. companies, including some that may compete with our company, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in China. Although such practices are prohibited at our company, our employees or other agents may engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We have a significant amount of indebtedness, which may limit our operating flexibility.

As of December 31, 2011, we had approximately $66.5 million of bank loans. In addition, as of December 31, 2011 we had obligations to make the final two redemptions of our redeemable common stock from certain shareholders for an aggregate amount of $32.7 million plus interest. In January 2012 we paid $16.3 million and the remaining balance is due within 30 days of March 31, 2012. See "—*The terms of our agreements with the Purchasers may have adverse impacts on us.*" Our high level of indebtedness could have important consequences, including the following:

- it may be difficult for us to satisfy our obligations with respect to our indebtedness;
- our ability to obtain additional financing for working capital, capital expenditures, or general corporate or other purposes may be impaired;
- a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, reducing the funds available to us for other purposes;
- it may cause our trade creditors to change their terms for payment on goods and services provided to us, thereby negatively impacting our ability to receive products and services on acceptable terms;
- it may place us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged; and
- we may be more vulnerable to economic downturns, may be limited in our ability to respond to competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions.

Our ability to pay interest on and to satisfy our debt and redemption obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is, to a large extent, dependent upon economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from operations to meet our obligations, we will need to refinance our existing debt, obtain additional financing or sell assets. Our business may not generate sufficient cash flows to satisfy our existing obligations and funding sufficient to satisfy our requirements may not be available on satisfactory terms, if at all.

The terms of our agreements with the Purchasers may have adverse impacts on us.

In August 2009, pursuant to a subscription agreement, we issued 2,100,000 shares of our common stock to Sequoia Capital China Growth Fund I, L.P. and certain of its affiliates, or the Purchasers, for an aggregate purchase price of $63.0 million. Because we did not meet certain earnings per share targets for 2009, we issued 525,000 additional shares to the Purchasers pursuant to the subscription agreement. In February 2011, we entered into a redemption agreement with the Purchasers to redeem and purchase from the Purchasers the 2,625,000 shares issued pursuant to the subscription agreement in four equal installments within 30 days of March 31, 2011, September 30, 2011, December 31, 2011 and March 31, 2012, for an aggregate payment on each such date of $15,750,000, together with interest accruing at the rate of 1.5% per annum, compounded annually from August 27, 2009 until such date. This redemption could significantly impact our liquidity and capital resources. As of March 30, 2012, we have redeemed 1,968,750 shares for an aggregate consideration of approximately $48.7 million. Redemption of the remaining 656,250 shares must be completed within 30 days of March 31, 2012.

We are at risk of securities litigation.

We are at risk of being subject to securities litigation, including possible enforcement action or class action lawsuits. Following notification by the SEC in 2007 of an informal investigation related to our former independent registered public accountants, we dismissed our former auditors, sued our former auditors, engaged new independent registered public accountants, commenced a re-audit of historical financial statements, and restated our financial statements as of and for our fiscal years ended December 31, 2005 and 2006. Accordingly, we were unable to file Exchange Act reports for 2007 and 2008 in a timely manner. In addition, we restated our quarterly financial statements for the quarter ended March 31, 2009 to reclassify certain items from operating activities to investing activities, and we amended our Form 10-K for the 2008 fiscal year to restate items in our statements of cash flows and to revise the note to our financial statements regarding quarterly operating results. Securities class action litigation has often been brought against companies who have been unable to provide current public information or who have restated previously filed financial statements. Moreover, China-based reverse merger companies have been increasingly the subject of securities regulatory scrutiny and class action litigation. Regulatory inquiries and litigation are complex and could result in substantial costs, divert management's attention and resources, and seriously harm our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executives are located at Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing, China 100016. We have six production and packaging facilities, which have an aggregate milk powder production capacity of 2,020 tons per day, encompass an aggregate of approximately 634,288 square meters of office, plant, and warehouse space, and are located in the Heilongjiang, Shanxi and Hebei Provinces in China. For additional information on our production and packaging facilities, see "*Item 1. Business—Production and Packaging Facilities*" above.

There is no private ownership of land in China. All land is owned by the government of China, its agencies and collectives. Land use rights are obtained from the government for period ranging from 50 to 70 years, and are typically renewable. Land use rights can be transferred upon approval by the land administrative authorities of China (such as the State Land Administration Bureau) upon payment of the required land transfer fee.

We believe that our facilities are suitable for our current operations. As part of our growth strategy, we are in the process of expanding our processing capacity.

Item 3. Legal Proceedings

From time to time, we may become involved in various claims and lawsuits incidental to our business. We know of no material existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Stock, Related Shareholder Matters and Issuer Repurchases of Equity Securities

Price Range of Our Common Stock

Our common stock trades on the NYSE under the symbol "ADY." As of March 21, 2012, there were 20,370,541 shares of our common stock issued and outstanding that were held by approximately 367 shareholders of record. The table below lists the high and low closing prices per share of our common stock for each quarterly period during the past two fiscal years as reported on the NYSE.

	Closing Price Range of Common Stock			
	High ($)		Low ($)	
Year Ended December 31, 2010:				
1st Quarter	$	25.40	$	19.15
2nd Quarter	$	19.93	$	15.63
3rd Quarter	$	15.91	$	6.64
4th Quarter	$	13.22	$	9.49
Year Ended December 31, 2011				
1st Quarter	$	10.96		7.82
2nd Quarter	$	11.99		6.71
3rd Quarter	$	8.52		5.02
4th Quarter	$	5.37		2.56

Dividend Policy

We have not declared or paid any dividends on our common stock and presently do not expect to declare or pay any such dividends in the foreseeable future. Payment of dividends to our shareholders would require payment of dividends by our PRC subsidiaries to us. This, in turn, would require a conversion of Renminbi into US dollars and repatriation of funds to the US. Under current PRC law, the conversion of Renminbi into foreign currency for capital account transactions generally requires approval from SAFE and, in some cases, other government agencies. Government authorities may impose restrictions that could have a negative impact in the future on the conversion process and upon our ability to meet our cash needs, and to pay dividends to our shareholders. Although our subsidiaries' classification as wholly foreign-owned enterprises under PRC law permits them to declare dividends and repatriate their funds to us in the United States, any change in this status or the regulations permitting such repatriation could prevent them from doing so. Any inability to repatriate funds to us would in turn prevent payments of dividends to our shareholders.

Transfer Agent and Registrar

Our transfer agent and registrar is Progressive Transfer Co., 1981 Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117-5148; telephone 1 (801) 272-9294.

Performance Graph

The following graph compares the annual cumulative total shareholder return on an investment on December 31, 2006 of $100 in our common stock with the annual cumulative total return on the same investment in the S&P 500 Index and the S&P Packaged Foods and Meats Index for the five subsequent fiscal years.


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Feihe International, Inc
S&P 500 Index
S&P Packaged Foods & Meats

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information regarding issuances of securities pursuant to equity compensation plans as of December 31, 2011:

Plan Category	Number of securities issued and to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	1,446,000	$ 5.31	3,546,000
Total	1,446,000	$ 5.31	3,546,000

Recent Sales of Unregistered Securities

In June 2011, we granted an aggregate of 1,332,000 non-statutory performance stock options to certain of our officers and employees pursuant to our 2009 Stock Incentive Plan, or the Plan, each with an exercise price of $8.32. The performance stock options will vest upon satisfaction of performance goals and certain other criteria provided the option holder continues to be an employee of, or service provider to, us at the time of the relevant vesting dates. If the recipient fails to satisfy the performance goals related to a vesting date, the shares that would otherwise vest on that date will be forfeited and cancelled. In 2011, we also granted an aggregate of 43,000 shares of our common stock pursuant to new restricted stock awards to certain of our directors and employees pursuant to the Plan.

Item 6. Selected Financial Data

The following table sets forth our selected consolidated financial data. The financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation" of this report. The selected consolidated balance sheets data and statements of operations data in the table below have been derived from our audited consolidated financial statements. Historical results are not necessarily indicative of results to be expected in the future.

	For the Fiscal Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands except earnings per share data)				
Selected Consolidated Statements of Operations Data:					
Sales	$ 292,935	$ 256,614	$ 271,384	$ 193,192	$ 163,982
Cost of goods sold	(180,615)	(157,325)	(140,521)	(117,155)	(91,514)
Gross profit	112,320	99,289	130,863	76,037	72,468
Sales and marketing expenses	(78,989)	(99,276)	(104,953)	(50,686)	(40,739)
General and administrative expenses	(26,018)	(21,306)	(19,537)	(18,068)	(14,178)
Goodwill and other intangible assets impairment	(1,012)	(1,437)	(929)	-	-
Other income, net	3,281	(551)	(220)	364	(1,686)
Operating income (loss)	9,582	(23,281)	5,224	7,647	15,865
Interest and finance costs	(4,146)	(1,723)	(5,842)	(18,268)	(13,030)
Registration rights penalty	-	-	-	(2,389)	(720)
Gain on extinguishment of debt	-	-	-	30,497	-
Amortization of deferred charges	-	(380)	(124)	(657)	-
Gain (loss) on derivatives	-	-	(2,162)	(8,321)	3,279
Government subsidy	9,205	21,709	21,177	6,810	8,140
Income (Loss) before income taxes and discontinued operations	14,641	(3,675)	18,273	15,319	13,534
Income tax benefit (expense)	(10,010)	280	746	(3,542)	(5,662)
Income (loss) from continuing operations, net of tax	4,631	(3,395)	19,019	11,777	7,872
Net income (loss) from discontinued operations, net of tax	(5,705)	(6,500)	562	5,315	416
Net income (loss)	(1,074)	(9,895)	19,581	17,092	8,288
Net income (loss) attributable to the noncontrolling interest	$ (126)	$ 311	$ -	$ (69)	$ (4)
Net income (loss) attributable to Feihe International, Inc.	$ (1,200)	(9,584)	19,581	17,023	8,284
Net income (loss) from continuing operations per share of common stock					
-Basic	$ 0.26	$ (0.21)	$ 1.00	$ 0.69	$ 0.48
-Diluted	$ 0.26	$ (0.21)	$ 0.94	$ 0.67	$ 0.46
Net income (loss) from discontinued operations per share of common stock					
-Basic	$ (0.26)	$ (0.28)	$ 0.03	$ 0.31	$ 0.03
-Diluted	$ (0.26)	$ (0.28)	$ 0.03	$ 0.30	$ 0.02
Net income (loss) per share of common stock					
-Basic	$ 0.00	$ (0.49)	$ 1.03	$ 1.00	$ 0.51
-Diluted	$ 0.00	$ (0.49)	$ 0.97	$ 0.97	$ 0.48
Net income (loss) per share of redeemable common stock					
-Basic	$ (0.03)	$ (0.43)	$ 1.03	$ -	$ -
-Diluted	$ (0.03)	$ (0.43)	$ 1.03	$ -	$ -

	December 31,				
	2011	2010	2009	2008	2007
			(in thousands)		
Selected Balance Sheets Data:					
Cash and cash equivalents	$ 15,354	$ 16,183	$ 46,973	$ 10,444	$ 9,841
Working capital (deficit) (1)	(7,972)	(59,338)	20,188	(56,482)	49,356
Inventories	33,329	62,717	49,876	48,935	24,177
Trade receivables, net	40,691	14,813	27,484	12,275	4,519
Property, plant and equipment	143,635	138,255	108,038	78,126	69,958
Biological assets		-	-	-	-
Prepaid leases for land use right	18,281	15,608	15,045	15,026	7,344
Total assets	441,804	585,893	536,282	414,485	280,281
Short-term bank loans	54,616	63,523	58,599	7,764	8,512
Convertible debt		-	-	91,542	55,238
Long- term bank loans	11,889	16,977	17,187	1,400	484
Derivatives		-	-	-	50,019
Total liabilities	266,303	358,041	319,830	298,061	198,075
Redeemable common stock		66,114	53,645	-	-
Total equity	$ 175,501	$ 161,738	$ 162,807	$ 116,424	$ 82,206

(1) Working capital (deficit) represents current assets minus current liabilities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Annual Report contains our audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and data derived therefrom. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this Annual Report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in "Item 1A. Risk Factors" above.

Overview

We are a leading producer and distributor of milk powder, soybean milk powder, and related dairy products in the PRC. Using proprietary processing techniques, we make products that are specially formulated for particular ages, dietary needs and health concerns. We have over 200 company-owned milk collection stations, six production and distribution facilities with an aggregate raw milk processing capacity of approximately 2,020 tons per day, and an extensive distribution network that reaches over 80,000 retail outlets throughout China.

Factors Affecting our Results of Operations

Our operating results are primarily affected by the following factors:

- ***Dairy Industry Growth.*** We believe the market for dairy products in China for the long term will be growing rapidly, driven by China's economic growth, increased penetration of infant formula, and a growing female working population. Despite the damage to the industry as a result of the melamine crisis in 2008, we expect these factors to continue to drive industry growth. We believe that economic growth in our primary markets has become an increasingly important driver of growth.

- ***Production Capacity.*** We believe much of the dairy market in China is still underserved, particularly with respect to infant formula. In addition, since the melamine crisis in 2008, which did not involve any of our products, we have at times operated our milk production facilities at maximum capacity. Accordingly, we believe that the ability to increase production of high quality dairy products will allow well positioned companies to significantly increase revenues and market share.

- ***Perceptions of Product Quality and Safety.*** We believe that rising consumer wealth in China has contributed to a greater demand for higher-priced products with perceived quality advantages. We believe many consumers in China tend to regard higher prices as indicative of higher quality and higher nutritional value, particularly in the areas of infant formula and nutritional products. Accordingly, we believe our reputation for quality and safety allows us to command higher average selling prices and generate higher gross margins than competitors who do not possess the same reputation. Conversely, any decrease in consumer perceptions of quality and safety could adversely impact us.

- ***Seasonality.*** The dairy industry remains seasonal, with higher production in the summer season and greater demand in winter months. This seasonality is offset by production of powder products with longer shelf lives.

- ***Raw Material Supply and Prices.*** The per unit costs of producing our infant formula are subject to the supply and price volatility of raw milk and other raw materials, which are affected by the PRC and global markets. For example, our raw milk prices decreased by approximately 20% in 2009, increased by approximately 24% in 2010 and increased by approximately 17% in 2011. We expect raw milk prices will continue to be affected by factors such as geographic location, rising feed prices, general economic conditions such as inflation and fuel prices, and fluctuations in production, rising production costs and competition, as well as increased competition abroad and currency fluctuations. In 2011, we sold the Dairy Farms, although we have milk supply arrangements with them described under "Business–Discontinued Operations."

- ***Expenses Associated with Expansion and Competition.*** In implementing our plan to expand our business, we face corresponding increases in expenses, especially for sales and marketing expenses, in order to attract and retain qualified talent, monitor our sales by region and address potential cross-territory selling activities by distributors, implement strategic advertising campaigns, and finance our expansion.

Results of Operations

The following table sets forth certain information regarding our results of operations.

	Years Ended December 31,		
	2011	**2010**	**2009**
		($ in thousands)	
Sales	292,935	256,614	271,384
Cost of goods sold	(180,615)	(157,325)	(140,521)
Gross profit	112,320	99,289	130,863
Operating expenses:			
Sales and marketing	(78,989)	(99,276)	(104,953)
General and administrative	(26,018)	(21,306)	(19,537)
Goodwill and other intangible asset impairment	(1,012)	(1,437)	(929)
Other operating income (loss), net	3,281	(551)	(220)
Operating income (loss)	9,582	(23,281)	5,224
Other income (expenses)	5,059	19,606	13,049
Income tax benefits (expenses)	(10,010)	280	746
Net income (loss) from discontinued operations, net of tax	(5,705)	(6,500)	562
Net loss attributable to noncontrolling interest	(126)	311	-
Net income (loss) attributable to common stockholders of Feihe International, Inc.	(1,200)	(9,584)	19,581

Comparison of Years Ended December 31, 2011 and 2010

Sales

Our sales consist primarily of revenues generated from sales of milk powder, raw milk powder, soybean powder, rice cereal, walnut products. Sales increased by approximately $36.3 million, or 14.2%, from approximately $256.6 million in 2010 to approximately $292.9 million in 2011. This increase was primarily attributable to an increase of sales of milk powder and raw milk powder, offset by a decrease in sales of other products, which reflected our focus on sales of milk powder. During 2011, we focused on marketing our premium infant formula products and improving sales at existing sales points and, accordingly, our expansion into new market areas was less rapid.

The following table sets forth information regarding the sales of our principal products during the fiscal years ended December 31, 2011 and 2010:

	2011			2010			2011 over 2010		
Product name	Quantity (Kg'000)	Amount ($'000)	% of Sales	Quantity (Kg'000)	Amount ($'000)	% of Sales	Quantity (Kg'000)	Amount ($'000)	% of Change (Amount)
Milk powder	20,577	217,506	74.3	22,690	180,217	70.2	(2,113)	37,289	20.7
Raw milk powder	16,079	62,749	21.4	15,691	57,752	22.5	388	4,997	8.7
Soybean powder	3,641	6,760	2.3	4,917	10,812	4.2	(1,276)	(4,052)	(37.5)
Rice cereal	559	3,613	1.2	633	4,040	1.6	(74)	(427)	(10.6)
Walnut products	117	800	0.3	263	1,511	0.6	(146)	(711)	(47.1)
Other	341	1,507	0.5	242	2,282	0.9	99	(775)	(34.0)
Total	41,314	292,935	100.0	44,436	256,614	100.0	(3,122)	36,321	14.2

While full-year 2011 sales of our higher-margin milk powder products increased by approximately $37.3 million, or 20.7%, from approximately $180.2 million in 2010 to approximately $217.5 million in 2011, the quantity sold decreased by approximately 9.3%. This shift in product mix reflects our improved sales of our premium products, namely Astro Baby Series and Feifan Series, and our efforts to expand market share for premium products during the year 2011.

In 2011, we also improved the average sales price per kilogram of our products, as demonstrated in the table below:

	2011	2010
Sales revenues (in thousands)	$ 292,935	$ 256,614
Total sales volume (kilograms in thousands)	41,314	44,436
Average selling prices/kilogram	$ 7.09	$ 5.77

The increase in average sales price per kilogram of 22.9%, as reflected in the table, was primarily attributable to an increase in sales of higher-margin milk powder, and other products, and offset by a decrease in sales of soybean powder and walnut products. Prices per kilogram increased in our most significant product line, as demonstrated in the following table, which reflects the average sales price per kilogram by product for 2011 and 2010 and the percentage change in the sales price per kilogram.

Product	Average Price Per Kilogram 2011	Average Price Per Kilogram 2010	Percentage Change
Milk powder	$ 10.57	$ 7.94	33.1
Raw milk powder	3.90	3.68	6.0
Soybean powder	1.86	2.20	(15.5)
Rice cereal	6.46	6.38	1.3
Walnut products	6.84	5.75	19.0
Other	4.42	9.43	(53.1)
Total	$ 7.09	$ 5.77	22.9

The average selling price per kilogram of milk powder increased by 33.1%, from $7.94 in the year ended December 31, 2010 to $10.57 in the year ended December 31, 2011. This increase was primarily attributable to an increase in sales of our premium products, particularly our Astro Baby Series and Feifan Series, which reflects our ongoing efforts to upgrade our product line. The average selling price per kilogram for raw milk powder increased by 6.0%, from $3.68 in the year ended December 31, 2010 to $3.90 in the year ended December 31, 2011. This increase was primarily attributable to increased demand and market prices of raw milk and raw milk powder.

Cost of Goods Sold

Our cost of goods sold consist primarily of direct and indirect manufacturing costs, including production overhead costs, and shipping and handling costs for the products we sell. Cost of goods sold increased approximately $23.3 million, or 14.8%, from approximately $157.3 million in 2010 to approximately $180.6 million in 2011. This increase was primarily attributable to general increases in raw milk costs, costs of added nutrients and increase of labor costs.

Operating Expenses

Our total operating expenses consist primarily of sales and marketing expenses, general and administrative expenses, and goodwill and other intangible assets impairment. Our total operating expenses decreased by approximately $16.0 million, or 13.1%, from approximately $122.0 million in 2010 to approximately $106.0 million in 2011.

Sales and marketing. Our sales and marketing expenses consist primarily of advertising and market promotion expenses, and other overhead expenses incurred by our sales and marketing personnel. Sales and marketing expenses decreased approximately $20.3 million, or 20.4%, from approximately $99.3 million for 2010 to approximately $ 79.0 million for 2011. This decrease was primarily attributable to a decrease of approximately $14.6 million, or 67.1%, in advertising expense and a decrease of approximately $2.7 million, or 21.7%, in salary of marketing staff, which was offset by an increase of approximately $2.4 million, or 14.8%, in salary of promoters. Also, our total promotion costs, which include expenses related to promotion activities and wages of certain sales personnel, decreased approximately $2.3 million, or 7.1%, in 2011 compared to 2010. During 2011, we readjusted our advertisement plan and focused on our key regions, while decreasing other sales and marketing expenses in order to improved the effectiveness of our sales and marketing expenses.

General and Administrative. Our general and administrative expenses consist primarily of salary, travel expenses, entertainment expenses, benefits, share-based compensation, and professional service fees. General and administrative expenses increased approximately $4.7 million, or 22.1%, from approximately $21.3 million for 2010 to approximately $26.0 million for 2011. The increase was primarily attributable to an increase in bad debt expense of $1.8 million, an increase in corporate promotion expenses of $0.9 million and an increase in miscellaneous tax expenses of $1.3 million. General and administrative expenses are likely to increase as we continue to expand our production, sourcing capacity, and distribution capacity throughout China.

Goodwill and Other Intangible Asset Impairment Expense. We recognized a goodwill and other intangible asset impairment charge of approximately $1.0 million in 2011, a decrease of approximately $0.4 million or 29.6%, from approximately $1.4 million in 2010.

Other operating income (loss), net

Other operating income (loss), net increased by approximately $3.8 million from a loss of approximately $0.5 million in 2010 to an income of approximately $3.3 million in 2011. The increase was primarily attributable to fines we imposed on our distributors for impermissible cross-territory sales activities.

Operating Income (loss)

As a result of the foregoing, our income from continuing operations increased by approximately $32.9 million from a loss of approximately $23.3 million in 2010 to an income of approximately $9.6 million in 2011.

Other Income (Expenses)

Our other income (expenses) consists primarily of interest and finance costs, loss on derivatives and government subsidies. Other income decreased by approximately $14.5 million, or 74.2%, from approximately $19.6 million for 2010 to approximately $5.1 million for 2011. The decrease was primarily attributable to a decrease of approximately $12.5 million, or 57.6%, in government subsidies, which was mainly due to non recurring government subsidies granted during 2010.

Income Tax Benefits (Expenses)

We are subject to U.S. federal and state income taxes, and our subsidiaries incorporated in the PRC are subject to enterprise income taxes in the PRC. Our income tax expenses were approximately $10.0 million in 2011, compared to an income tax benefit of approximately $0.3 million in 2010. The increase in income tax expenses was primarily attributable to certain of our PRC entities remaining profitable during 2011.

Net Income from Discontinued Operations, Net of Tax

In October 2011 we sold the Dairy Farms, and the operations relating to the Dairy Farms have been reflected in our financial statements as discontinued operations. Our net loss from discontinued operations decreased by approximately $0.5 million, or 7.5%, from approximately $6.2 million in 2010 to approximately $5.7 million in 2011.

Comparison of Years Ended December 31, 2010 and 2009

Sales

Sales decreased by approximately $14.8 million, or 5.4%, from approximately $271.4 million in 2009 to approximately $256.6 million in 2010. This decrease was primarily attributable to decrease of sales of milk powder, offset in part by an increase in sales of raw milk powder, which reflected the fact that there were new competitors entering into our industry and old competitors aggressively attempting to reclaim market share following the melamine crisis. During 2010, we focused on improving sales of existing sales points and, accordingly, our expansion into new market areas was less rapid. While our full-year 2010 sales decreased, our sales in the quarterly period ended December 31, 2010 increased by approximately $16.8 million, or 38.2%, from approximately $43.9 million in the quarterly period ended December 31, 2009 to approximately $60.7 million in the quarterly period ended December 31, 2010. We believe this increase reflects our improved control of cross-territory selling activities by distributors, as well as our sales of excess inventory as lower-margin raw milk powder in an effort to manage inventory levels which occurred during the fourth quarter of 2009. Our inventories increased approximately $12.8 million, or 25.7%, from approximately $49.9 million as of December 31, 2009 to approximately $62.7 million as of December 31, 2010, reflecting our increased production during our first and second fiscal quarters of 2011 to meet expected sales demand.

The following table sets forth information regarding the sales of our principal products during the fiscal years ended December 31, 2010 and 2009:

	2010			2009			2010 over 2009		
Product name	Quantity (Kg'000)	Amount ($'000)	% of Sales	Quantity (Kg'000)	Amount ($'000)	% of Sales	Quantity (Kg'000)	Amount ($'000)	% of Change (Amount)
Milk powder	22,690	180,217	70.2	28,783	216,161	79.7	(6,093)	(35,944)	(16.6)
Raw milk powder	15,691	57,752	22.5	11,637	34,328	12.6	4,054	23,424	68.2
Soybean powder	4,917	10,812	4.2	3,349	7,319	2.7	1,568	3,493	(47.7)
Rice cereal	633	4,040	1.6	1,103	6,730	2.5	(470)	(2,690)	40.0
Walnut products	263	1,511	0.6	601	3,070	1.1	(338)	(1,559)	50.8
Other	242	2,282	0.9	543	3,776	1.4	(301)	(1,494)	(39.6)
Total	**44,436**	**256,614**	**100**	**46,016**	**271,384**	**100**	**(1,580)**	**(14,770)**	**(5.4)**

While full-year 2010 sales of our higher-margin milk powder products decreased, our milk powder sales in the quarterly period ended December 31, 2010 increased by approximately $23.5 million, from approximately $57.8 million, or 22.6% of total sales, in the quarterly period ended December 31, 2009, to approximately $34.3 million or 12.7% of total sales, in the quarterly period ended December 31, 2010. This shift in product mix reflects our improved control of cross-territory selling activities by distributors which occurred during the fourth quarter of 2009 and our efforts to reclaim market share during the year 2010.

In 2010, we also experienced a decrease in the average sales price per kilogram of our products, as demonstrated in the table below:

	2010	2009
Sales revenues (in thousands)	$ 256,614	$ 271,384
Total sales volume (kilograms in thousands)	44,436	46,016
Average selling prices/kilogram	**$ 5.77**	**$ 5.90**

The decrease in average sales price per kilogram of 2.2%, as reflected in the table, was primarily attributable to a shift in product mix resulting from a decrease in sales of milk powder as a percentage of sales and an increase in sales of raw milk powder as a percentage of sales, a lower margin product. Prices per kilogram increased in our most significant product line, as demonstrated in the following table, which reflects the average sales price per kilogram by product for 2010 and 2009 and the percentage change in the sales price per kilogram.

Product	Average Price Per Kilogram 2010	Average Price Per Kilogram 2009	Percentage Change
Milk powder	$ 7.94	$ 7.51	5.7
Raw milk powder	3.68	2.95	24.7
Soybean powder	2.20	2.19	0.5
Rice cereal	6.38	6.10	4.6
Walnut products	5.75	5.11	12.5
Other	9.43	6.95	35.4
Total	$ 5.77	$ 5.90	(2.2)

The average selling price per kilogram of milk powder increased by 5.7%, from $7.51 in the year ended December 31, 2009 to $7.94 in the year ended December 31, 2010. This increase was primarily attributable to fewer promotional activities, including a decrease in sales discounts provided to distributors. The average selling price per kilogram for raw milk powder increased by 24.7%, from $2.95 in the year ended December 31, 2009 to $3.68 in the year ended December 31, 2010. This increase was primarily attributable to increased demand and market prices of raw milk and raw milk powder.

Cost of Goods Sold

Cost of goods sold decreased approximately $16.8 million, or 12.0%, from approximately $140.5 million in 2009 to approximately $157.3 million in 2010. This decrease was primarily attributable to general increases in raw milk costs and costs of added nutrients and approximately $0.4 million increase in provision for obsolete, slow moving, and excess inventory.

Operating Expenses

Our total operating expenses decreased by approximately $3.4 million, or 2.7%, from approximately $125.4 million in 2009 to approximately $122.0 million in 2010.

Sales and marketing. Sales and marketing expenses decreased approximately $5.7 million, or 5.4%, from approximately $105.0 million for 2009 to approximately $99.3 million for 2010. This decrease was primarily attributable to a decrease of approximately $9.5 million, or 30.4%, in advertising expense, which was offset in part by an increase of approximately $3.3 million, or 35.1%, in salary of marketing staff and an increase of approximately of S1.7 million, or 12.2%, in salary of promoters. Total promotion costs include expenses related to promotion activities and wages of certain sales people. During the year 2010, we improved the effectiveness of sales and marketing expenses and our sales at existing sales points, rather than focusing on the expansion of our distribution network.

General and Administrative. General and administrative expenses increased approximately $1.8 million, or 9.1%, from approximately $19.5 million for 2009 to $21.3 million for 2010. The increase was primarily attributable to an increase of approximately $2.7 million, or 45.0%, in staff salary and welfare contributions and an increase of approximately $1.3 million, or 230.9% in travelling and office administrative expenses. The increase was partially offset by a decrease of approximately $1.5 million, or 35.8%, in professional service fees. General and administrative expenses are likely to increase as we continue to expand our production, sourcing capacity, and distribution capacity throughout China.

Goodwill Impairment Expense. We recognized a goodwill impairment charge of approximately $1.4 million, an increase of approximately $0.5 million or 54.7%, from approximately $0.9 million in 2009, related to Shanxi Feihe as a result of the stagnating growth of our walnut powder products. As a result, goodwill related to Shanxi Feihe has been reduced to nil.

Operating Income (Loss)
As a result of the foregoing, our income from continuing operations decreased by approximately $28.5 million from income of approximately $5.2 million in 2009 to a loss of approximately $23.3 million in 2010.

Other Income (Expenses)
Other income increased by approximately $6.6 million, or 50.2%, from approximately $13.0 million for 2009 to approximately $19.6 million for 2010. The increase was primarily attributable to a decrease of approximately $4.1 million, or 67.2%, in interest and finance costs, an increase of approximately $0.5 million, or 2.5%, in government subsidies, a decrease of approximately $2.2 million, or 100%, in loss on derivatives, and offset by an increase of approximately $0.3 million, or 206.5%, in amortization of deferred charges. Loss on derivatives in 2009 was primarily attributable to change of the fair value of the derivatives relating to our redeemable common stock financing.

Income Tax Benefits (Expenses)
Our income tax benefits were approximately $0.7 million and $0.3 million in 2009 and 2010, respectively. The decrease in income tax benefit was primarily due to the fact that certain PRC entities of ours which were tax exempt in 2009 became subject to income taxes at a rate of 12.5% in 2010.

Net Loss from Discontinued Operations
Our net loss from discontinued operations increased from an income of approximately $0.6 million in 2009 to a loss of approximately $6.2 million in 2010. This loss primarily reflects our losses on the sale of under-producing cows at the Dairy Farms we previously owned, which resulted in increased losses on disposal of biological assets of approximately $8.5 million, or 488.7%, from approximately $1.7 million in 2009 to approximately $10.2 million in 2010. Also, net income from discontinued operations in 2009 reflects our income from discontinued operations of $3.3 million associated with our former subsidiary Heilongjiang Moveup Co., Limited, which was disposed of in 2009.

Liquidity and Capital Resources

Overview
In general, our primary uses of cash are for working capital purposes, which principally represent the purchase of inventory, servicing debt and other obligations and financing construction related to our expansion plans. Capital expenditures for continuing operations for the years ended December 31, 2011, 2010 and 2009 amounted approximately to $37.2 million, $28.4 million and $15.6 million, respectively. Our largest source of operating cash flows is cash collections from our customers. We have been able to meet our cash needs principally by using cash on hand, cash flows from operations, bank loans, proceeds from the sale of securities and borrowings under our line of credit.

The accompanying consolidated financial statements have been prepared assuming we will continue as a "going concern." We had a working capital deficiency of approximately $8.0 million as of December 31, 2011, compared to a working capital deficiency of $59.3 million as of December 31, 2010. We have significant cash commitments in 2012, including maturity of short term bank loans of $54.6 million, current portion of long term bank loans of $5.9 million and redemption of redeemable common stock of $32.7 million. However, we believe that we will be able to refinance our short term loans when they become due and we intend to do so. In addition, we have also taken steps to reduce our operating expenses. In the year ended December 31, 2011, we successfully refinanced our short term bank loans upon maturity. Accordingly, we believe that our existing cash, our cash generated from operations (including cash savings from operating expenses resulting from our sale of the Dairy Farms), and our ability to draw down on unutilized credit lines will be sufficient to fund our expected cash flow requirements for at least the next twelve months, including the cash payments for the redemption common stock and planned capital expenditures.

Cash Flows
As of December 31, 2011, we had retained earnings of approximately $60.7 million, cash and cash equivalents of approximately $15.4 million, total current assets of approximately $200.5 million and working capital of approximately $8.0 million.

Our summary cash flow information is as follows:

	Year ended December 31		
Net cash provided by (used in):	**2011**	**2010**	**2009**
		($ in thousands)	
Operating activities	87,147	5,545	27,207
Investing activities	(24,559)	(42,878)	(54,649)
Financing activities	(65,742)	5,399	62,283

Net Cash Provided by Operating Activities
For the year ended December 31, 2011, net loss decreased by approximately $8.5 million, while net cash provided by operating activities increased approximately $81.6 million, from approximately $5.5 million in 2010 to approximately $87.1 million in 2011. This increase was primarily attributable to the following changes:

- decrease in cash flows from changes in accounts receivable of approximately $38.4 million, reflecting increased receivables for sales of raw milk powder, primarily for sales in the fourth quarter;
- increase in cash flows from inventories of approximately $44.0 million, reflecting our shift in product mix to high margin milk powder, and related sale of excess inventory at lower margins to stabilize our inventory level;
- increase in cash flows from accounts payable of approximately $2.8 million;
- increase in cash flows from other payables of approximately $10.3 million;
- increase in cash provided by discontinued operations of approximately $14.4 million;
- increase in cash flows from due to related parties of $10.4 million; and
- increase in cash flows from recoverable value-added taxes of $9.1 million.

For the year ended December 31, 2010 net income decreased by approximately $29.1 million, while net cash provided by operating activities decreased approximately $21.7 million, from approximately $27.2 million in 2009 to approximately $5.5 million in 2010 primarily due to the following changes in working capital items:

- increase in cash flows from accounts receivable of approximately $27.5 million;
- decrease in cash flows from inventories of approximately $12.8 million reflecting our increased production in preparation to meet expected sales demand;
- decrease in cash flows of approximately $6.5 million in notes payable primarily as a result of increased inventory purchases;
- increase in cash flows of approximately $7.5 million in advances from customers for raw milk powder primarily attributable to increased sales of raw milk powder despite an overall decrease in sales; and
- decrease in cash provided by operating activities of $18.2 million.

Net Cash Used in Investing Activities
Net cash used in investing activities primarily relates to our bank loans and expenditures associated with our construction and acquisition of new facilities. Net cash used in investing activities decreased approximately $18.3 million, from a net cash outflow of approximately $42.9 million in 2010 to a net cash outflow of approximately $24.6 million in 2011. This decrease was primarily attributable to an increase of approximately $29.6 million in proceeds from disposal of the Dairy Farms, offset by increase in investing cash outflows from our discontinued operations of $35.5 million.

Net cash used in investing activities decreased approximately $11.8 million, from approximately $54.6 million in 2009 to approximately $42.9 million in 2010. This decrease was primarily attributable to decreased investing cash outflows from our discontinued operations of $63.0 million and purchase of our Longjiang Feihe Dairy operations for approximately $4.4 million in 2009, offset by proceeds of $39.0 million from disposal of a subsidiary in 2009, an increase in purchase of property and equipment of approximately $14.0 million in 2010, and increase in cash outflows from our restricted cash of $2.7 million.

Net Cash (Used in) Provided by Financing Activities
Net cash used in financing activities decreased by approximately $71.3 million, from a cash inflow of approximately $5.6 million in 2010 to a cash outflow of approximately $65.7 million in 2011. The increase in cash outflows was primarily attributable to an increase in net cash outflows of short term bank loans of approximately $20.1 million, an increase net cash outflows of long term bank loans of approximately $4.7 million, repayment for redeemable common stock of approximately $32.3 million, payment of long-term deposits of $43.7 million in 2011, and increase in financing cash outflows from our discontinued operations of $4.3 million, which is partly offset by increases in proceeds from other long term loans of approximately $33.4 million.

Net cash provided by financing activities decreased by approximately $56.7 million, from approximately $62.3 million in 2009 to approximately $5.6 million in 2010. The decrease was primarily attributable to an increase in net cash outflows from long term bank loans of approximately $17.2 million, a decrease in net cash inflows from short term bank loans of approximately $39.0 million, decrease in financing cash outflows from our discontinued operations of approximately $15.5 million, proceeds from issuance of redeemable common stock and warrant exercise of of $62.9 million and $1.8 million, respectively, in 2009. The decrease was offset by a repayment of short term debt of $80.4 million in 2009.

Outstanding Indebtedness

Redemption Obligation

In August 2009, pursuant to a subscription agreement, we issued 2,100,000 shares of our common stock to the Purchasers, for an aggregate purchase price of $63.0 million. Because we did not meet certain earnings per share targets for 2009, we issued 525,000 additional shares to the Purchasers pursuant to the subscription agreement. In February 2011, we entered into a redemption agreement with the Purchasers to redeem and purchase from the Purchasers the 2,625,000 shares issued pursuant to the subscription agreement in four equal installments within 30 days of March 31, 2011, September 30, 2011, December 31, 2011 and March 31, 2012, for an aggregate payment on each such date of $15,750,000, together with interest accruing at the rate of 1.5% per annum, compounded annually from August 27, 2009 until such date. As of December 31, 2011, we had redeemed 1,312,500 shares for an aggregate consideration of $32.4 million, and as of March 21, 2012 we had redeemed 1,968,750 shares for an aggregate consideration of approximately $48.7 million. Redemption of the remaining 656,250 shares must be completed within 30 days of March 31, 2012.

Short and Long Term Loans Payable

As of December 31, 2011, we had short term loans of approximately $54.6 million and long term loans of approximately $11.9 million from banks in the PRC of which approximated $11.7 million were subject to financial covenants. During the three and twelve month periods ended December 31, 2011, the largest aggregate amount of short term bank loans was approximately $55.4 million and $72.7 million, respectively. The maturity dates of the short term bank loans outstanding as of December 31, 2011 ranged from January 25, 2012 to December 30, 2012. All short term bank loans that have become due have been repaid. During the three and twelve month periods ended December 31, 2011, the largest aggregate amount of long term loans was approximately $11.9 million and $17.8 million, respectively. The maturity dates of the long term bank loans outstanding as of December 31, 2011 ranged from December 24, 2013 to December 24, 2015. The weighted average interest rate on short term bank loans and long term bank loans outstanding as of December 31, 2011 was 6.29% and 5.82%, respectively. The loans were secured by pledges of certain fixed assets and land use rights held by our subsidiaries, guarantees of certain of our subsidiaries and personal guarantees of one of our directors. Our ability to incur additional secured indebtedness depends in part on the value of our assets, which depends, in turn, on the strength of our cash flows, results of operations, economic and market conditions and other factors.

Line of Credit

We have a one year, unsecured line of credit with a bank of approximately $111.7 million (RMB 703 million) scheduled to expire in the forth fiscal quarter of 2012. The line of credit entitles us to draw demand loans for general corporate purposes. As of December 31, 2011, there were borrowings of approximately $31.8 million at a weighted average interest rate of 6.56% under the line of credit. The net availability of the line of credit was approximately $79.9 million as of December 31, 2011.

Equipment Financing

In October 2009, we entered into a loan agreement with a bank in the PRC for a principal amount of up to $9.2 million for the purpose of financing the purchase of certain equipment. The loan accrued interest at the six-month LIBOR rate plus 1.95%, with principal payable in 10 equal semi-annual installments and interest payable semi-annually. As of December 31, 2009, there was approximately $4.0 million in principal payable under the loan, and the loan was fully repaid in June 2010.

In November 2009, we entered into a six-year capital lease agreement for certain equipment under construction. The terms of the lease required an initial payment of approximately $756,200 and a payment of RMB 1 million approximately $158,884 on January 30th of each year after successful completion of production quality tests. The equipment has been successfully installed and put into production in December 31, 2010, and was depreciated over an estimated productive life of 14 years. As of December 31, 2011 and 2010, we had approximately $1.5 million and $1.5 million, respectively, of equipment subject to the capital lease.

Contractual Obligations

Our contractual obligations consist mainly of payments related to long-term debt and related interest, capital leases to purchase certain equipment, FIN 48 obligations, capital purchase of property, plant and equipment, and product purchase obligations. The following table sets forth information regarding our outstanding contractual obligations by maturity as of December 31, 2011, as well our obligation to redeem redeemable common stock pursuant to a redemption agreement in February 2011:

Payment due by period
(amounts in thousands of US$)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Short-term debt obligations	$ 54,616	$ 54,616	$ -	$ -	$ -
Long-term debt obligations	44,692	5,945	38,747	-	-
Capital lease obligations	718	288	430	-	-
FIN 48 obligations	14,807	-	-	-	-
Purchase obligations	7,185	3,372	3,813	-	-
Capital obligations	3,808	3,808	-	-	-
Redemption of redeemable stock and interest	32,697	32,697	-	-	-
Total	$ 158,523	$ 100,726	$ 42,990	$ -	$ -

Selected Unaudited Quarterly Results of Operations

The following table sets forth unaudited quarterly statements of operations data for the eight quarters ended December 31, 2011. We believe this unaudited information has been prepared substantially on the same basis as the annual audited consolidated financial statements appearing elsewhere in this report. We believe this data includes all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. You should read the quarterly data in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this Annual Report. The consolidated results of operations for any quarter are not necessarily indicative of the operating results for any future period. We expect that our quarterly revenues may fluctuate significantly.

For our 2011 and 2010 fiscal years, our quarterly results of operations were summarized as follows:

	Three Months Ended (Unaudited)			
Fiscal 2011	**December 31**	**September 30**	**June 30**	**March 31**
	US$	**US$**	**US$**	**US$**
Sales	87,014,773	75,372,031	62,864,567	67,684,003
Gross profit	30,887,819	27,474,519	29,521,755	24,436,571
Net income (loss) from continuing operations, net of tax	(7,978,213)	2,959,727	5,403,867	4,119,191
Net income (loss) from discontinued operations, net of tax	(3,558,023)	(2,487,077)	(237,613)	577,485
Net income (loss) attributable to Feihe International, Inc.	(10,502,498)	472,650	5,166,254	4,696,676
Earnings per share – Basic				
Net income (loss) from continuing operations	(0.31)	0.14	0.25	0.18
Net income from discontinued operations	(0.17)	(0.11)	(0.01)	0.03
Net income (loss)	(0.48)	0.03	0.24	0.21
Earnings per share – Diluted				
Net income (loss) from continuing operations	(0.31)	0.14	0.25	0.18
Net income from discontinued operations	(0.17)	(0.11)	(0.01)	0.03
Net income (loss)	(0.48)	0.03	0.24	0.21
Earnings per redeemable common share – Basic				
Net income (loss) from continuing operations	(0.34)	0.14	0.25	0.18
Net income from discontinued operations	(0.17)	(0.11)	(0.01)	0.03
Net income (loss)	(0.51)	0.03	0.24	0.21
Earnings per redeemable common share – Diluted				
Net income (loss) from continuing operations	(0.34)	0.14	0.25	0.18
Net income from discontinued operations	(0.17)	(0.11)	(0.01)	0.03
Net income (loss)	(0.51)	0.03	0.24	0.21

Fiscal 2010	Three Months Ended (Unaudited)			
	December 31	September 30	June 30	March 31
	US$	US$	US$	US$
Sales	61,240,140	61,468,673	52,400,457	81,505,058
Gross profit	17,840,163	25,201,524	17,584,560	38,662,663
Net income (loss) from continuing operations	1,148,086	2,260,290	(15,296,075)	7,383,124
Net income (loss) from discontinued operations	(354,848)	1,316,974	(5,278,516)	(1,849,528)
Net income (loss) attributable to Feihe International, Inc.	793,238	3,577,264	(20,574,591)	5,533,596
Earnings per share – Basic				
Net income (loss) from continuing operations	0.06	0.10	(0.70)	0.33
Net income from discontinued operations	(0.02)	0.06	(0.24)	(0.08)
Net income (loss)	0.04	0.16	(0.94)	0.25
Earnings per share – Diluted				
Net income (loss) from continuing operations	0.06	0.10	(0.70)	0.33
Net income (loss) from discontinued operations	(0.02)	0.06	(0.24)	(0.08)
Net income (loss)	0.04	0.16	(0.94)	0.25
Earnings per redeemable common stock – Basic				
Net income (loss) from continuing operations	0.12	0.10	(0.70)	0.33
Net income (loss) from discontinued operations	(0.02)	0.06	(0.24)	(0.08)
Net income (loss)	0.10	0.16	(0.94)	0.25
Earnings per redeemable common share – Diluted				
Net income (loss) from continuing operations	0.12	0.10	(0.70)	0.33
Net loss from discontinued operations	(0.02)	0.06	(0.24)	(0.08)
Net income (loss)	0.10	0.16	(0.94)	0.25

Off Balance Sheet Arrangements

We have not entered into any transactions, agreements or other contractual arrangements to which an entity unconsolidated with us is a party and under which we have (i) any obligation under a guarantee, (ii) any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity, (iii) any obligation under derivative instruments that are indexed to our shares and classified as shareholders' equity in our consolidated balance sheets, or (iv) any obligation arising out of a variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

The consolidated financial statements include the financial statements of us and our subsidiaries. All transactions and balances among us and our subsidiaries have been eliminated upon consolidation. Certain amounts included in or affecting our consolidated financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions that cannot be known with certainty at the time the financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenues and expenses during the reported periods. We routinely evaluate these estimates, utilizing historical experience, consulting with experts and utilizing other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Estimates of allowances for bad debts – We periodically review our receivables to determine if all are collectible or whether an allowance is required for possible uncollectible balances. We perform this review quarterly, and in determining the allowances, a number of factors are considered, including the length of time the receivable is past due, past loss history, the counter party's current ability to pay and the general condition of the economy and industry. As a result of this review and collection of older receivables, we have increased our estimated allowance for bad debts by $1,569,311 for the year ended December 31, 2011 and reduced it by $240,309 for the year ended December 31, 2011 and 2010. Although our write-offs of bad debts have been minimal in recent years and we had no write-off in the year ended December 31, 2011, events and circumstances could occur that would require that we increase our allowance in the future.

Estimate of the useful lives of property and equipment – We estimate the useful lives and residual values of our property and equipment. We also review property and equipment for possible impairment whenever events and circumstances indicate that the carrying value of those assets may not be recovered from the estimated future cash flows expected to result from their use and eventual disposition. We recognized no impairments in the years ended December 31, 2011 and 2010.

Inventories – We value inventories at the lower of cost or market value. We determine the cost of inventories using the weighted average cost method and include any related production overhead costs incurred in bringing the inventories to their present location and condition. We determine whether we have any excessive, slow moving, obsolete or impaired inventory. We perform this review quarterly, which requires management to estimate the future demand of our products and market conditions. We make provisions on the value of inventories at period end equal to the difference between the cost and the estimated market value. If actual market conditions change, additional provisions may be required.

Goodwill – We test goodwill annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired. We currently have eight reporting units and only two reporting units carry assigned goodwill: Shanxi Feihe and Gannan Feihe. We perform annual impairment test on December 31 on the two reporting units. We recognize a goodwill impairment loss in our statements of operations when the carrying amount of goodwill exceeds its implied fair value which is based on their undiscounted cash flows. These analyses require management to make assumptions and to apply judgment, including forecasting future sales, expenses, and discount rates, which can be affected by economic conditions and other factors that can be difficult to predict.

Impairment of long-lived assets – We review and evaluate our long-lived assets whenever events and circumstances indicate that the related carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. Factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. We perform the impairment test at the end of the fourth quarter each year.

Revenue recognition – Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are shipped to customers and the title has passed. Revenue is shown net of sales returns, which amounted to less than 0.8% of total sales in each of the years ended December 31, 2011, 2010 and 2009, and net of sales discounts, which are determined based on our distributors' sales volumes.

Share-based compensation – Share-based compensation to employees is measured by reference to the fair value of the equity instrument as at the date of grant using the Black-Scholes model, which requires assumptions for dividend yield, expected volatility and expected life of stock options. The expected life of stock options is estimated by observing general option holder behavior. The assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and historical patterns of volatility. Performance and service vesting conditions attached to the options are included in assumptions about the number of shares that the option holder will ultimately receive. On a regular basis we review the assumptions made and revise the estimates of the number of options expected to be settled, where necessary. Significant factors affecting the fair value of option awards include the estimated future volatility of our stock price and the estimated expected term until the option award is exercised or cancelled.

We recognize the compensation costs net of a forfeiture rate and recognize the compensation costs for those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

The fair value of awards is amortized over the requisite service period, except for 2,073,190 options granted in May 2009 and 1,332,000 options granted in July 2011 that vest upon performance conditions. For such performance based awards, we assess the probability of meeting such conditions in order to determine the compensation cost to be recognized.

Redeemable common stock – The value of redeemable common stock is measured at the fair value on the date of issuance. When and if the redemption right expires, the common stock will be classified as permanent shareholders' equity. However, should the terms of the redemption change making it mandatory for us to redeem the common stock, such common stock will be reclassified to liabilities at its fair value with any differences between fair value and carrying value recognized in equity. We assess the probability of redemption and accrue proper accretion on a quarterly basis. Until management determines it is probable that the common stock will become redeemable, the change in the redemption value is not accreted.

At issuance, we determined that the contractual arrangement pursuant to which we issued the redeemable common stock contained an embedded derivative whereby additional shares would be granted should we fail to meet certain performance targets, which was bifurcated from the host and recorded at fair value. As of December 31, 2009, such performance targets were not attained and we recorded a loss of approximately $2.0 million for the difference in the fair value of the additional shares as a result of the performance adjustment and the initial fair value of the embedded derivative.

On February 1, 2011, we entered into a redemption agreement committing us to redeem the common stock at a total price of $63.0 million plus 1.5% annual compounded interest, beginning from August 27, 2009. We agreed to consummate the redemption in four closings from March 31, 2011 through March 31, 2012. As of December 31, 2011, 1,312,500 redeemable shares were outstanding for a total principal amount of $31.5 million plus 1.5% annual compounded interest.

Taxation – Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

We adopted ASC 740-10, "Income Taxes" (previously Financial Accounting Standards Board, or FASB, Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109," or FIN 48) effective April 1, 2007. In accordance with ASC 740-10, we recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

New Accounting Pronouncements

In May 2011, the FASB issued authoritative guidance regarding common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. This guidance is the result of joint efforts by the FASB and International Accounting Standards Board, or the IASB, to develop a single, converged fair value framework, including converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. Thus, there are few differences between this guidance and its international counterpart in IFRS. While this guidance is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in U.S. GAAP is applied. This guidance is effective for interim and annual periods beginning after December 15, 2011 for public entities. The adoption of its guidance is not expected to have a material impact on our financial statements.

In June 2011, the FASB issued authoritative guidance that provides an entity the option of presenting total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option of presenting the components of other comprehensive income as part of the statement of changes in shareholders' equity. This guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. We have not yet adopted this guidance and do not expect that its adoption will have a significant impact on our financial statements.

In September 2011, the FASB issued authoritative guidance related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity's financial statements for the most recent annual or interim period have not yet been made available for issuance. We have not adopted this guidance and do not expect that its adoption will have a significant impact on our financial statements.

In December 2011, the FASB issued authoritative guidance regarding balance sheet disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the guidance for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by the guidance retrospectively for all comparative periods presented. We do not expect the adoption of this guidance to have a material impact on our financial statements.

In December 2011, the FASB issued authoritative guidance regarding comprehensive income. The guidance allows the FASB time to re-deliberate as to whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report 2 reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect. This guidance does not affect prior guidance on this topic, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of this guidance to have a material impact on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We invest in fixed and variable income investments classified as cash and cash equivalents and short-term investments. Our cash and cash equivalents are placed primarily in demand deposits, with maturities of three months or less and short-term investments are mutual funds. Except for borrowing of $7,467,548 which bear interest at a floating interest rates at RMB benchmark deposit interest rate, our borrowings bear fixed interest rates. As of December 31, 2011, we had short term loans of approximately $54.6 million and long term loans of approximately $11.9 million from PRC banks, and the weighted average interest rates on our outstanding short term bank loans and long term loans was 6.29% and 5.82%, respectively. In addition, if we were to draw on our line of credit, interest would be a base rate established by the People's Bank of China on the unpaid principal amount. Changes in interest rates would impact the interest expense on our borrowings bearing variable interest rates, and the interest income derived from our investments, which was $0.1 million, $0.3 million and $0.3 million for the years ended December 31, 2011, 2010 and 2009. We have not used derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Risk

We conduct substantially all of our operations in the PRC, and the Renminbi is the national currency in which our operations are conducted. We have not utilized any derivative financial instruments or any other financial instruments, nor do we utilize any derivative commodity instruments in our operations, nor any similar market sensitive instruments.

The exchange rate between the Renminbi and the U.S. dollar is subject to the PRC government's foreign currency conversion policies, which may change at any time. The exchange rate at December 31, 2010 was approximately 6.6 Renminbi to 1 U.S. dollar. The exchange rate at December 31, 2011 was approximately 6.3 Renminbi to 1 U.S. dollar. The exchange rate is currently permitted to float within a very limited range. However, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars. We recognized a foreign currency translation gain of approximately $12.3 million and $7.2 million for the years ended December 31, 2011 and 2010, respectively.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 4.9%, 4.6% and -0.7% in 2011, 2010 and 2009, respectively.

Item 8. Financial Statements and Supplementary Data

Please see the accompanying audited consolidated financial statements attached hereto beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Effective April 13, 2010, we dismissed Grant Thornton, the Hong Kong member firm of Grant Thornton International Ltd., now known as JBPB & Co., as our independent registered public accounting firm. During the fiscal year ended December 31, 2010 or during the subsequent fiscal year, we had no disagreements with JBPB & Co. of the type described in Item 304(a)(1)(v) of Regulation S-K and no transactions or events similar to those which involved such disagreements or reportable events, which transactions or events were material and were accounted for or disclosed in a manner different from that which JBPB & Co. apparently would have concluded was required.

Effective December 23, 2011, we dismissed Deloitte Touche Tohmatsu CPA, Ltd. or DTT, as our independent registered public accounting firm. During the fiscal year ended December 31, 2011 or during the subsequent fiscal year, we had no disagreements with DTT of the type described in Item 304(a)(1)(v) of Regulation S-K and no transactions or events similar to those which involved such disagreements or reportable events, which transactions or events were material and were accounted for or disclosed in a manner different from that which DTT apparently would have concluded was required.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures as of December 31, 2011, as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on this evaluation, our chief executive officer and chief financial officer concluded that during the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were not effective as of December 31, 2011 to give a reasonable assurance that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. This determination was primarily due to the identification of the material weakness in our internal control over financial reporting discussed below in "Management's Annual Report on Internal Control Over Financial Reporting," which we regard as an integral part of our disclosure controls and procedures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the process designed by, or under the supervision of, our chief executive officer and chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted a comprehensive review, evaluation and assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation as discussed in the paragraphs below, our chief executive officer and chief financial officer have concluded that as of December 31, 2011, our internal control over financial reporting was not effective due to the identification of the following material weakness: There was insufficient accounting personnel with appropriate knowledge of U.S. GAAP.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Because of this weakness and our historical weaknesses and deficiencies, management took additional steps to ensure the reliability of our financial reporting. These steps included additional internal review, additional Audit Committee review, efforts to remediate historical material weaknesses and significant deficiencies in internal control over financial reporting, and the performance of additional procedures by management with respect to the financial statements contained in this Annual Report.

Our independent registered public accounting firm, Crowe Horwath (HK) CPA Limited, who also audited our consolidated financial statements, independently assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report which is included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Feihe International, Inc.

We have audited Feihe International, Inc. and subsidiaries' (the "Company's") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

There was insufficient accounting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011, of the Company and this report does not affect our report on such financial statements and financial statement schedule. In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011, of the Company and our report dated March 30, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Crowe Horwath (HK) CPA Limited

Crowe Horwath (HK) CPA Limited
Hong Kong SAR, the People's Republic of China
March 30, 2012

Changes in Internal Controls

As part of "Management's Report In Internal Controls Over Financial Reporting" for the year ended December 31, 2010, we identified that there was insufficient accounting personnel with appropriate knowledge of U.S. GAAP. As described in our Form 10-Q for the three months ended September 30, 2011 we have taken additional steps to ensure reliability of our financial reporting, including additional internal review, additional Audit Committee review, efforts to remediate historical material weaknesses and significant deficiencies in internal control over financial reporting, and the performance of additional procedures by management with respect to our financial statements. There have not been any other changes in our internal control over financial reporting in the three months ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

However, with the continuing expansion of our business and the inherent complexity in U.S. GAAP and SEC reporting requirements, we believe that we lack sufficient accounting personnel with appropriate knowledge of the aforementioned areas.

Remediation Plan

The material weakness we identified as of December 31, 2011 was also identified by us as of December 31, 2010. We have undertaken or are in the process of undertaking a number of measures to improve our internal controls over financial reporting to address the material weaknesses. We have launched a recruitment program to hire additional qualified accounting personnel. We plan to hire additional qualified accounting personnel, as necessary to fulfill our reporting obligations and to reinforce our internal audit function. We have also implemented regular and continuous U.S. GAAP accounting and financial reporting training programs for our existing accounting and reporting personnel, including senior financial officers. The costs for such remediation plan cannot yet be quantified but not likely to be significant. However, we do not expect that our plan will fully remediate the material weakness identified above until at least June 30, 2012, and it may not ensure the adequacy of our internal controls over our financial reporting and processes in the future. If we experience additional material weaknesses and significant deficiencies in our internal controls over financial reporting in the future, investors may lose confidence in our reported financial information, which could lead to a decline in our stock price, limit our ability to access the capital markets in the future, and require us to incur additional costs to further improve our internal control systems and procedures.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item regarding our directors, director nominees, and committees of the board of directors is incorporated by reference to our definitive Proxy Statement for our 2012 Annual Meeting of Shareholders to be filed with the SEC not later than 120 days after the end of our fiscal year ended December 31, 2011, or the 2012 Proxy Statement, under the heading "Election of Directors" and "Corporate Governance." Information regarding Section 16(a) beneficial ownership reporting compliance is incorporated by reference to our 2012 Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance." Information regarding our executive officers is incorporated by reference to our 2012 Proxy Statement under the heading "Management—Executive Officers."

Code of Ethics

We have adopted a Code of Ethics that applies to all of our officers, directors and employees. The most recent version is available on the Investor Relations section of our website at http://ady.feihe.com. The information contained on our website is not incorporated by reference into this Annual Report on Form 10-K. If we make any substantive amendments to the code or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means required by applicable law.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the 2012 Proxy Statement under the heading "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is incorporated by reference to the 2012 Proxy Statement under the heading "Executive Compensation."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the 2012 Proxy Statement under the captions "Certain Relationships and Related Transactions" and "Corporate Governance."

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the 2012 Proxy Statement under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements

The financial statements required by this item are included herein:

Exhibits

The following exhibits are filed as a part of this Annual Report.

Exhibit No.	Exhibit Title	Filed Here with	Incorporated by Reference			
			Form	Exhibit No.	File No.	Filing Date
2	Stock Exchange Agreement, dated as of January 15, 2003, by and among the registrant, the registrant's shareholders and Lazarus Industries, Inc.		8-K	2.1	000-27351	1/21/03
2.1	Amendment to Stock Exchange Agreement, dated as of March 5, 2003, by and among the registrant, the registrant's shareholders and Lazarus Industries, Inc		8-K/A	2.2	000-27351	3/5/03
3.1	Articles of Incorporation		10-SB	1	000-27351	9/16/99
3.2	Amendment to Articles of Incorporation		10-KSB/A	3.2	000-27351	5/25/04
3.3	Articles of Amendment to Articles of Incorporation		8-K	3.1	001-32473	10/13/10
3.3	Bylaws		10-SB	2	000-27351	9/16/99
4.1	Specimen certificate evidencing shares of common stock		S-1/A	4.1	333-158777	5/28/09
10.1	Joint Venture Agreement to organize Beijing Feihe		10-QSB	10.1	000-27351	5/17/04
10.2	2003 Stock Incentive Plan*		S-8	10	333-123932	4/7/05
10.3	Form of Registration Rights Agreement, dated as of October 3, 2006, by and between the registrant and investors listed therein		8-K/A	10.2	333-128075	10/10/06
10.4	Share Transference Agreement, dated as of July 1, 2006, by and between the registrant and Shanxi Li Santai Science and Technology Co., Ltd.		S-1/A	10.16	333-128075	4/17/07
10.5	Form of Non-Competition Agreement, by and between the registrant and each of Mr. Leng You-Bin and Roger Liu		S-1/A	10.27	333-128075	6/28/07
10.7	Form of Amended and Restated Common Stock Purchase Warrant		8-K/A	10.7	001-32473	11/21/08
10.8	Form of 2009 Stock Incentive Plan and related agreements*		8-K/A	10.1	001-32473	5/14/09
10.9	Subscription Agreement, dated as of August 12, 2009, by and among the registrant and the Purchasers		8-K	10.1	001-32473	8/12/09
10.10	Registration Rights Agreement, dated as of August 26, 2009, by and among the registrant and the Purchasers		8-K	10.1	001-32473	8/26/09
10.11	Redemption Agreement, dated as of February 1, 2011, by and among the registrant and the Purchasers		8-K	10.1	001-32473	2/2/11
10.12	Equity Purchase Agreement, dated as of August 1, 2011, by and among the registrant and Haerbin City Ruixinda Investment Company Ltd.		8-K	10.1	001-32473	8/4/11
10.13	First Amendment to Equity Purchase Agreement, dated as of October 31, 2011, by and among the registrant and the Purchasers		8-K	10.1	001-32473	11/02/11
10.14	Raw Milk Exclusive Supply Agreement, dated as of September 30, 2011, by and among the registrant and the Suppliers		8-K	10.1	001-32473	9/30/11

Exhibit No.	Exhibit Title	Filed Here with	Incorporated by Reference Form	Exhibit No.	File No.	Filing Date
10.15	Asset Mortgage Agreement, dated as of September 30, 2011, by and among the registrant and the Mortgagers		8-K	10.2	001-32473	9/30/11
16.1	Letter of Grant Thornton regarding change in certifying accountant		8-K	16.1	001-32473	4/15/10
16.2	Letter of Deloitte Touche Tohmatsu CPA Ltd. regarding change in certifying accountant		8-K	16.1	001-32473	12/23/11
21.1	Subsidiaries of the registrant	X				
23.1	Consent of Crowe Horwath (HK) CPA Limited	X				
23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.	X				
23.3	Consent of JBPB & Co.	X				
24.1	Power of Attorney (included on signature page)	X				
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14 and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14 and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2011 and 2010; (ii) Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009; (iii) Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Cash Flows for the three years ended December 31, 2011, 2010 and 2009; and (v) Notes to the Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009**	X				

* Management contract or compensatory plan, contract, or arrangement.

** The interactive data files in Exhibit No. 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 30, 2012

FEIHE INTERNATIONAL, INC.

By: */s/ Leng You-Bin*
Leng You-Bin, Chief Executive Officer and President (Principal Executive Officer)

By: */s/ Liu Hua*
Liu Hua, Chief Financial Officer (Principal Accounting and Financial Officer)

POWER OF ATTORNEY

KNOW BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leng You-Bin as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all Amendments hereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Leng You-Bin Leng You-Bin, Director, Chief Executive Officer and President (Principal Executive Officer)	March 30, 2012
/s/ Liu Hua Liu Hua, Director, Treasurer and Secretary (Principal Accounting and Financial Officer)	March 30, 2012
/s/ Liu Sheng-Hui Liu Sheng-Hui, Director	March 30, 2012
/s/ Ren Xiaofei Ren Xiaofei, Director	March 30, 2012
/s/ Kirk Downing Kirk Downing, Director	March 30, 2012
/s/ James Lewis James Lewis, Director	March 30, 2012
/s/ Neil Shen Neil Shen, Director	March 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of American Dairy, Inc (now known as Feihe International, Inc)

We have audited, before the effects of the adjustments to give effects to the discontinued operation described in note 7, the accompanying consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows of American Dairy, Inc (now known as Feihe International, Inc) (a Utah Corporation) and subsidiaries (the "Company") for the year ended December 31, 2009 (the 2009 financial statements before the effects of the adjustments discussed in note 7 are not presented herein). The 2009 financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the 2009 financial statements, before the effects of the adjustments to give effects to the discontinued operation described in note 7, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to give effects to the discontinued operation described in note 7 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Crowe Horwath (HK) CPA Limited.

/s/ JBPB & Co.

JBPB & Co. (formerly known as GRANT THORNTON)

Hong Kong
March 16, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Feihe International, Inc.

We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 7 to the consolidated financial statements, the accompanying consolidated balance sheet of Feihe International, Inc. and subsidiaries (the "Company") as of December 31, 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the year then ended (the 2010 consolidated financial statements before the effects of the retrospective adjustments discussed in Note 7 to the consolidated financial statements are not presented herein). Our audit also included the financial statement schedule included in Schedule I as of December 31, 2010 and for the year ended December 31, 2010. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 7 to the consolidated financial statements, present fairly, in all material respects, the financial position of Feihe International, Inc. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company's losses from operations and deficiency of net current assets raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations discussed in Note 7 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte Touche Tohmatsu CPA, Ltd.

Deloitte Touche Tohmatsu CPA, Ltd.
Beijing, the People's Republic of China
March 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Feihe International, Inc.

We have audited the accompanying consolidated balance sheet of Feihe International, Inc. and subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the year then ended. Our audit also included the financial statement schedule included in Schedule I as of December 31, 2011 and for the year then ended. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Feihe International, Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's deficiency of net current assets and significant cash commitments in the next twelve months, including maturity of short term bank loans of $54.6 million, current portion of long term bank loans of $5.9 million and redemption of redeemable common stock of $32.7 million, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited the retrospective adjustments to the 2009 and 2010 consolidated financial statements for the operations discontinued in 2011, as discussed in Note 7 to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2009 and 2010 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2009 and 2010 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2012 expressed an adverse opinion on the Company's internal control over financial reporting.

/s/ Crowe Horwath (HK) CPA Limited

Crowe Horwath (HK) CPA Limited

Hong Kong, the People's Republic of China
March 30, 2012

FEIHE INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2011 US$	December 31, 2010 US$
ASSETS		
Current assets:		
Cash and cash equivalents	15,353,882	16,183,493
Restricted cash	1,056,579	3,078,564
Trade receivables, net of a allowance for doubtful accounts of $810,864 and $1,084,308, as of December 31, 2011 and 2010, respectively	40,690,638	14,812,821
Notes receivable, net of a allowance for doubtful accounts of $3,350,056 and $3,500,028, as of December 31, 2011 and 2010, respectively	-	136,120
Due from related parties	194,759	1,806,889
Advances to suppliers	11,841,936	3,079,246
Receivable from discontinued operations	-	121,583,818
Inventories, net	33,328,949	62,716,959
Prepayments and other current assets	50,427	167,306
Income tax receivable	1,406,653	4,970,271
Recoverable value-added taxes	965,685	6,886,531
Other receivables	13,742,625	1,844,338
Consideration receivable -current	79,337,423	-
Investment in mutual funds – available for sale	111,116	139,294
Assets of discontinued operations	-	21,358,239
Assets held for sale	2,384,391	-
Total current assets	200,465,063	258,763,889
Investments:		
Investment at cost	285,990	272,239
	285,990	272,239
Property, plant and equipment:		
Property, plant and equipment, net	128,739,637	97,688,788
Construction in progress	14,895,512	40,566,480
	143,635,149	138,255,268

FEIHE INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2011 US$	December 31, 2010 US$
ASSETS		
Other assets:		
Advance to suppliers, non-current	3,741,454	7,937,244
Long term deposits	46,139,913	-
Consideration receivables, non-current	19,450,201	-
Deferred tax assets, non-current	9,805,701	5,522,990
Prepaid leases for land use rights	18,280,745	15,607,918
Other intangible assets, net	-	585,671
Goodwill	-	445,842
Assets of discontinued operation, non-current	-	158,502,039
Total assets	441,804,216	585,893,100
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current liabilities:		
Notes payable	-	378,112
Short term bank loans	54,616,375	63,522,793
Accounts payable	39,077,499	31,988,273
Accrued expenses	6,943,370	6,436,243
Income tax payable	734,389	1,589,165
Advances from customers	17,899,560	12,183,444
Due to related parties	86,213	79,257
Advances from employees	415,253	456,260
Employee benefits and salary payable	9,777,537	6,636,128
Other payables	39,561,388	33,740,305
Currrent portion of long term bank loans	5,945,439	-
Current portion of capital lease obligation	288,066	116,770
Accrued interest	395,783	-
Redeemable common stock ($0.001 par value, 1,312,500 shares issued and outstanding as of December 31, 2011)	32,696,658	-
Liabilities of discontinued operations	-	160,974,996
Total current liabilities	208,437,530	318,101,746

FEIHE INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2011 US$	December 31, 2010 US$
Long term bank loans, net of current portion	5,943,726	16,977,222
Capital lease obligation, non current	430,180	532,467
Other long term loans	32,803,289	-
Accrued interest	170,555	-
Unrecognized tax benefits, non-current	14,806,768	5,062,336
Deferred income	3,711,033	4,924,395
Liabilities of discontinued operations, non-current	-	12,442,830
Total liabilities	266,303,081	358,040,996
Commitment and contingencies (See Note 33)		
Redeemable common stock (US$0.001 par value, 2,625,000 shares issued and outstanding as of December 31, 2010)	-	66,113,715
Stockholders' equity		
Ordinary shares (US$0.001 par value, 50,000,000 shares authorized; 19,714,291 and 19,671,291 issued and outstanding as of December 31, 2011 and 2010, respectively)	19,714	19,671
Additional paid-in capital	58,920,283	57,177,680
Common stock warrants	1,774,151	1,774,151
Statutory reserves	11,341,427	9,132,581
Accumulated other comprehensive income	42,730,802	32,836,344
Retained earnings	60,696,815	60,731,029
Total Feihe International Inc. stockholders' equity	175,483,192	161,671,456
Non-controlling interests	17,943	66,933
Total equity	175,501,135	161,738,389
Total liabilities, redeemable common stock and equity	441,804,216	585,893,100

The accompanying notes are an integral part of these financial statements.

FEIHE INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,		
	2011	2010	2009
	US$	US$	US$
Sales	292,935,374	256,614,328	271,383,657
Cost of goods sold	(180,614,710)	(157,325,418)	(140,520,530)
Gross profit	112,320,664	99,288,910	130,863,127
Operating expenses:			
Sales and marketing	(78,988,475)	(99,276,220)	(104,952,981)
General and administrative	(26,018,366)	(21,306,074)	(19,537,186)
Goodwill and other intangible assets impairment	(1,012,410)	(1,437,005)	(929,526)
Total operating expenses	(106,019,251)	(122,019,299)	(125,419,693)
Other operating income (expense), net	3,280,679	(551,390)	(219,822)
Income (loss) from operations	9,582,092	(23,281,779)	5,223,612
Other income (expenses):			
Interest income	90,008	287,967	294,816
Interest and finance costs	(4,235,956)	(2,011,282)	(6,136,868)
Amortization of deferred debt issuance cost	-	(379,413)	(124,110)
Loss on derivative	-	-	(2,162,000)
Government subsidy	9,205,157	21,709,399	21,177,132
Income (loss) from continuing operations before income tax expenses and noncontrolling interests	14,641,301	(3,675,108)	18,272,582
Income tax (expenses) benefits	(10,010,427)	279,722	746,198
Income (loss) from continuing operations	4,630,874	(3,395,386)	19,018,780

FEIHE INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,		
	2011	2010	2009
	US$	US$	US$
Income (loss) from discontinued operations, net of tax	(5,705,228)	(6,499,869)	562,606
Net income (loss)	(1,074,354)	(9,895,255)	19,581,386
Net income attributable to noncontrolling interests	(126,302)	311,384	-
Settlement of redeemable common stock	1,033,738	-	-
Accretion of redemption premium on redeemable common stock	-	(1,086,622)	-
Net income (loss) attributable to common stockholders of Feihe International, Inc.	(166,918)	(10,670,493)	19,581,386
Net income (loss) from continuing operations per share of common stock			
Basic	0.26	(0.21)	1.00
Diluted	0.26	(0.21)	0.94
Net income (loss) from continuing operations per share of redeemable common stock			
Basic	0.23	(0.15)	1.00
Diluted	0.23	(0.15)	1.00
Net income (loss) from discontinued operations, net of tax per share of common stock			
Basic	(0.26)	(0.28)	0.03
Diluted	(0.26)	(0.28)	0.03
Net income (loss) from discontinued operations, net of tax per share of redeemable common stock			
Basic	(0.26)	(0.28)	0.03
Diluted	(0.26)	(0.28)	0.03

FEIHE INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,		
	2011	2010	2009
	US$	US$	US$
Net income (loss) per share of common stock			
Basic	0.00	(0.49)	1.03
Diluted	0.00	(0.49)	0.97
Net income (loss) per share of redeemable common stock			
Basic	(0.03)	(0.43)	1.03
Diluted	(0.03)	(0.43)	1.03
Weighted average shares used in calculating net income (loss) per share of common stock			
Basic	19,688,551	19,647,844	18,273,652
Diluted	19,688,551	19,647,844	19,449,913
Weighted average shares used in calculating net income (loss) per share of redeemable common stock			
Basic	2,065,839	2,625,000	730,685
Diluted	2,065,839	2,625,000	730,685

The accompanying notes are an integral part of these financial statements.

FEIHE INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Feihe International, Inc. Shareholders									
	Common Stock (US$0.001 par value)									
	Number of Shares	Par Value	Additional Paid-in Capital	Common Stock Warrants	Statutory Reserves	Accumulated Other Comprehensive Income	Retained Earnings	Noncontrolling Interest	Total Equity	Total Comprehensive Income (Loss)
		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2009	17,253,907	17,254	26,758,425	3,003,448	6,861,224	25,146,055	54,091,493	546,447	116,424,346	
Warrant exercise	804,347	804	3,066,962	(1,229,297)	-	-	-	-	1,838,469	
Stock compensation	-	-	2,196,106	-	-	-	-	-	2,196,106	
Shares issued for notes conversion	1,549,122	1,549	22,460,605	-	-	-	-	-	22,462,154	
Net income	-	-	-	-	-	-	19,581,386	(118,270)	19,463,116	19,463,116
Currency translation adjustments	-	-	-	-	-	446,554	-	-	446,554	446,554
Change in fair value of available-for-sale investment	-	-	-	-	-	58,962	-	-	58,962	58,962
Comprehensive income										19,968,632
Sale of a subsidiary	-	-	-	-	-	-	-	(82,726)	(82,726)	
Balance as of December 31, 2009	19,607,376	19,607	54,482,098	1,774,151	6,861,224	25,651,571	73,672,879	345,451	162,806,981	
Shares issued for services	55,915	56	889,318	-	-	-	-	-	889,374	
Stock compensation	-	-	1,710,272	-	-	-	-	-	1,710,272	
Issuance of common stock in connection with exercise of options	8,000	8	95,992	-	-	-	-	-	96,000	
Net loss	-	-	-	-	-	-	(9,583,871)	(311,384)	(9,895,255)	(9,895,255)
Accretion of redemption premium on redeemable common stock	-	-	-	-	-	-	(1,086,622)	-	(1,086,622)	

FEIHE INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Feihe International, Inc. Shareholders									
	Common Stock (US$0.001 par value)									
	Number of Shares	Par Value US$	Additional Paid-in Capital US$	Common Stock Warrants US$	Statutory Reserves US$	Accumulated Other Comprehensive Income US$	Retained Earnings US$	Noncontrolling Interest US$	Total Equity US$	Total Comprehensive Income (Loss) US$
Currency translation adjustments	-	-	-	-	-	7,181,945	-	21,719	7,203,664	7,203,664
Change in fair value of available-for- sale investment	-	-	-	-	-	**2,828**	-	-	2,828	2,828
Comprehensive loss										(2,688,763)
Dividend distributed to noncontrolling interests	-	-	-	-	-	-	-	**(208,225)**	**(208,225)**	
Investment in an existing subsidiary	-	-	-	-	-	-	-	219,372	219,372	
Appropriation to statutory reserve	-	-	-	-	2,271,357	-	(2,271,357)	-	-	
Balance as of December 31, 2010	19,671,291	19,671	57,177,680	1,774,151	9,132,581	32,836,344	60,731,029	66,933	161,738,389	
Stock compensation	**43,000**	**43**	**1,742,603**	-	-	-	-	-	1,742,646	
Net (loss) income	-	-	-	-	-	-	(1,200,656)	126,302	(1,074,354)	(1,074,354)
Settlement of redeemable common stock	-	-	-	-	-	-	**1,033,738**	-	1,033,738	
Currency translation adjustments	-	-	-	-	-	12,264,186	-	(13,799)	12,250,387	12,250,387
Change in fair value of available-for- sale investment	-	-	-	-	-	**(28,178)**	-	-	(28,178)	(28,178)
Disposal of Dairy Farms		-	-	-	(6,543)	(2,341,550)	2,348,093	-	-	(2,341,550)
Comprehensive income										8,806,305
Dividend distributed to noncontrolling interests	-	-	-	-	-	-	-	(161,493)	(161,493)	
Appropriation to statutory reserve					2,215,389		(2,215,389)		-	
Balance as of December 31, 2011	19,714,291	19,714	58,920,283	1,774,151	11,341,427	42,730,802	60,696,815	17,943	175,501,135	

The accompanying notes are an integral part of these financial statements.

FEIHE INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2011 US$	2010 US$	2009 US$
Cash flows from operating activities:			
Net income (loss)	(1,074,354)	(9,561,304)	19,581,386
Less: Loss (income) from discontinued operations, net of tax	5,705,228	6,165,918	(562,606)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	6,683,434	5,586,699	5,091,509
Amortization of prepaid leases	494,888	412,098	447,759
Amortization of other intangible assets	197,524	257,166	260,843
Loss on disposal of property, plant and equipment	520,619	14,637	475,363
Provision (reversal of provision) for doubtful accounts	1,523,131	(240,309)	(523,473)
Provision (reversal of) provision for inventory reserve	(392,368)	1,164,384	156,297
Goodwill and other intangible assets impairment	1,012,410	1,437,005	929,526
Share-based compensation	1,742,646	2,599,646	2,196,106
Gain on waived interest expense	-	-	(550,000)
Loss on derivatives	-	-	2,162,000
Interest expense from amortization of note discounts	-	-	5,129,617
Amortization of deferred charges	-	379,413	124,110
Decrease in notes receivable	136,120	301,065	1,058,181
(Increase) decrease in trade receivables	(25,558,193)	12,817,244	(14,685,045)
(Increase) decrease in due from related parties	(223,669)	379,350	(1,922,764)
Decrease in advances to suppliers	1,861,965	4,029,177	1,007,047
Decrease (increase) in inventories	29,780,377	(14,230,037)	(1,466,726)
Decrease (increase) in prepayments and other current assets	116,880	1,539,402	(1,750,761)
Decrease (increase) in income taxes receivable	3,563,618	(134,805)	(4,834,754)
Decrease (increase) in recoverable value-added taxes	5,920,846	(3,171,894)	(4,203,496)
(Increase) decrease in other receivables	(8,777,412)	1,880,244	366,833
Decrease in receivable from discontinued operations	-	(16,246,974)	(37,036,087)
Decrease in deferred tax assets	(53,722)	(1,880,239)	(2,902,324)
(Decrease) increase in notes payable	(378,112)	(3,035,613)	3,429,767
Increase (decrease) in accounts payable	7,222,028	4,440,981	(4,802,436)
Increase (decrease) in accrued expenses	507,127	(1,918,210)	(2,323,085)
(Decrease) increase in due to related parties	-	(10,397,648)	9,514,452
(Decrease) increase in income tax payable	(854,776)	(1,384,294)	1,260,679
Increase (decrease) in advances from customers	5,716,117	5,261,692	(2,239,233)
Increase (decrease) in advances from employees and employee benefits and salary payable	3,100,402	2,804,427	(532,526)
Increase in other payables	5,572,805	(4,686,995)	3,223,221
Increase in unrecognized tax benefits, non-current	5,515,443	313,596	1,996,196
(Decrease) increase in deferred income	(1,423,835)	(3,936,454)	6,394,070
Net cash provided by (used in) continuing operations	48,157,167	(19,040,632)	(15,530,354)
Net cash provided by discontinued operations	38,990,050	24,585,529	42,737,773
Net cash provided by operating activities	87,147,217	5,544,897	27,207,419
Cash flows from investing activities:			
Purchase of property, plant and equipment	(12,093,849)	(34,486,013)	(20,534,683)
Purchase of land use rights	(2,440,024)	-	-
Proceeds from disposal of Dairy Farms, net of $1,070,593 of cash disposed of	29,615,356	-	-
Proceeds from sale of a subsidiary, net of $310 cash disposed	-	-	38,957,413
Purchase of Longjiang Feihe operation, net of $nil cash acquired	-	-	(4,382,890)
Change in restricted cash	2,021,985	(2,293,973)	388,786
Proceeds from sale of property, plant and equipment	-	32,182	16,275
Net cash (used in) generated from continuing operations	17,103,468	(36,747,804)	14,444,901
Net cash used in discontinued operations	(41,662,088)	(6,130,354)	(69,093,864)
Net cash used in investing activities	(24,558,620)	(42,878,158)	(54,648,963)
Cash flows from financing activities:			
Proceeds from short term bank loans	53,187,374	62,998,197	54,417,200
Repayment of short term bank loans	(65,214,363)	(54,906,797)	(7,318,715)
Proceeds from long term bank loans	-	6,602,970	16,815,257
Repayment of long term bank loans	(5,484,119)	(7,435,665)	(408,311)
Redemption of redeemable common stock	(32,383,321)	-	-
Proceeds from other long term loans	33,369,627	-	-
Payment for long term deposits	(43,715,189)	-	-

Repayment of short term debt	-	-	(80,450,000)
Proceeds from issuance of redeemable common stock	-	-	62,865,093
Capital injection in subsidiary by noncontrolling interests	-	219,372	-
Dividend distributed to noncontrolling interest	(161,493)	(208,225)	-
Payment on capital lease obligations	-	(735,179)	-
Proceeds from option exercise	-	96,000	-
Proceeds from warrant exercise	-	-	1,838,469
Net cash (used in) provided by continuing operations	(60,401,484)	6,630,673	47,758,993
Net cash (used in) provided by discontinued operations	(5,340,631)	(1,022,902)	14,524,449
Net cash (used in) provided by financing activities	(65,742,115)	5,607,771	62,283,442
Effect of exchange rate changes on cash	977,818	1,090,140	1,948,664
Net (decrease) increase in cash and cash equivalents	(2,175,700)	(30,635,350)	36,790,562
Cash and cash equivalents, beginning of year	17,529,582	48,164,932	11,374,370
Cash and cash equivalents, end of year	15,353,882	17,529,582	48,164,932
Analysis of cash and cash equivalents			
Included in cash and cash equivalents per consolidated balance sheets	15,353,882	16,183,493	46,972,218
Included in assets of discontinued operations	-	1,346,089	1,192,714
	15,353,882	17,529,582	48,164,932

	For the years ended December 31,		
	2011	2010	2009
	US$	US$	US$
Supplemental disclosure of cash flow information:			
Continuing operations			
Cash paid during the year for income tax	(2,066,193)	(2,511,928)	(10,575,828)
Cash received during the year for tax refund	7,812,615	10,797,649	21,177,132
Interest paid during the year	(3,550,433)	(3,317,886)	(2,667,860)
Discontinued operations			
Cash paid during the year for income tax	-	-	-
Cash received during the year for tax refund	-	-	-
Interest paid during the year	921,225	(1,479,245)	-
Supplemental disclosure of non-cash investing and financing activities:			
Conversion of convertible debt and accrued interest on common stock	-	-	22,462,154
Conversion of bridge loan to redeemable common stock	-	-	16,000,000
Issuance of performance shares of redeemable common stock	-	11,382,000	-
Settlement of consideration receivable by raw milk supply (Note 7)	(4,992,467)	-	-
Settlement of redeemable common stock	(1,033,735)	-	-
Accretion of redemption premium on redeemable common stock	-	1,086,622	

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF OPERATION

The accompanying consolidated financial statements include the financial statements of Feihe International, Inc. (the "Company" or "Feihe International") and its subsidiaries. The Company and its subsidiaries are collectively referred to as the "Group."

The Company was incorporated in the State of Utah on December 31, 1985, originally under the corporate name of Gaslight Inc. It was inactive until March 30, 1988 when it changed its corporate name to Lazarus Industries, Inc. and engaged in the business of manufacturing and marketing medical devices. This line of business was discontinued in 1991, and it became a non-operating public company shell.

Effective May 7, 2003, the Company acquired 100% of the issued and outstanding capital stock of American Flying Crane Corporation ("AFC"), a Delaware corporation. In connection with that acquisition, the Company changed its name to American Dairy, Inc. In October 2010, the Company changed its name to Feihe International, Inc.

AFC was incorporated in Delaware, with 50,000,000 shares of authorized common stock at a par value of $0.001 per share. AFC owns 100% of the registered capital of Heilongjiang Feihe Dairy Co., Limited ("Feihe Dairy"). Feihe Dairy in turn owns 99% of the registered capital of Baiquan Feihe Dairy Co. Limited ("Baiquan Dairy"), 95% of Beijing Feihe Biotechnology Scientific and Commercial Co., Limited ("Beijing Feihe") and 99% of Qiqihaer Feihe Soybean Co., Limited ("Feihe Soybean"), 100% of Heilongjiang Aiyingquan International Trading Co., Limited ("Aiyingquan") which was established in 2009, and 85% of the registered capital of Heilongjiang Flying Crane Trading Co., Limited ("Feihe Trading"), which was established in January 2010.

Until recently, Feihe Dairy also owned Heilongjiang Feihe Kedong Feedlots Co., Limited ("Kedong Farms") and Heilongjiang Feihe Gannan Feedlots Co., Limited ("Gannan Farms"). The Company completed the sale of these subsidiaries on October 31, 2011 and, as a result, they are now accounted for as discontinued operations in the accompanying consolidated financial statements for all periods presented. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the Dairy Farms business have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. Additional information with respect to the sale of the Dairy Farms is presented at Note 7.

From 2006 onwards, the Company also own 100% of the registered capital of Shanxi Feihesantai Biotechnology Scientific and Commercial Co., Limited ("Shanxi Feihe"), Langfang Flying Crane Dairy Products Co., Limited ("Langfang Feihe") and Gannan Flying Crane Dairy Products Co., Limited ("Gannan Feihe").

The core activities of the current subsidiaries included in the consolidated financial statements are as follow:

- Feihe China Nutrition Company (formerly known as American Flying Crane Corporation) – Investment holding
- Langfang Flying Crane Dairy Products Co., Limited – Packaging and distributing dairy products
- Gannan Flying Crane Dairy Products Co., Limited – Manufacturing dairy products
- Heilongjiang Feihe Dairy Co., Limited – Manufacturing and distributing dairy products
- Beijing Feihe Biotechnology Scientific and Commercial Co., Limited – Marketing and distributing dairy products
- Shanxi Feihesantai Biotechnology Scientific and Commercial Co., Limited – Manufacturing and distributing walnut and soybean products

- Qiqihaer Feihe Soybean Co., Limited – Manufacturing and distributing soybean products
- Baiquan Feihe Dairy Co., Limited – Used to produce dairy products until 2011
- Heilongjiang Aiyingquan International Trading Co., Limited – Marketing and distributing water and cheese, specifically marketed for consumption by children
- Heilongjiang Flying Crane Trading Co., Limited ("Feihe Trading") – Distributing milk and soybean related products. The subsidiary was registered in Heilongjiang Province, China on January 22, 2010. Feihe Dairy holds an 85% equity interest of the total paid-in capital of RMB 10,000,000 (or approximately $1.5 million) of Heilongjiang Flying Crane Trading Co., Limited

Apart from AFC, the subsidiaries' principal country of operations is the People's Republic of China (the "PRC").

2. PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

As of December 31, 2011, the Company had a working capital deficit of $8.0 million. The Company had significant cash commitments in the next twelve months, including maturity of short term bank loans of $54.6 million, current portion of long term bank loans of $5.9 million and redemption of redeemable common stock of $32.7 million. However, the Company believes it will be able to refinance its short term loans when they become due and the Company intends to do so. In addition, the Company has also taken steps to reduce its operating expenses. In the year ended December 31, 2011, the Company has successfully refinanced its short term bank loans upon maturity. If the Company is able to continue refinancing or finding replacement of short term bank loans, it believes that its cash generated from operations, existing cash, ability to draw down on unutilized credit lines, and cash saving from operating expenses by the sale of its Dairy Farms, will be sufficient to fund its expected cash flow requirements, including cash payments for the redemption of the redeemable common stock and planned capital expenditures, for at least the next twelve months. The Company expects to realize its assets and satisfy its liabilities in the normal course of business. As a result, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The accompanying financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated.

Business combination

Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application, which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and the noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Consideration transferred in a business acquisition is also measured at the fair value as at the date of acquisition. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of the noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. If the total acquisition date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, such excess is recognized in earnings as a gain. Previously, any non-controlling interest was reflected at historical cost.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009 contingent consideration was not recorded until the contingency was resolved.

Foreign currency translation

The functional currency of the Company and AFC is the United States dollar ("US$", or "$"). The Group's principal country of operations is the PRC. The financial position and results of operations of the subsidiaries are determined using the local currency ("Renminbi" or "RMB") as the functional currency.

Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange in effect at that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Revenues, expenses, gains and losses are translated using the average rate for the year. All translation adjustments resulting from the translation of the financial statements into US$ are reported as a component of accumulated other comprehensive income in stockholders' equity. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The carrying amounts reported approximate their fair value.

Trade receivables, net, and notes receivable, net

The Group's trade receivables are due from trade customers. Credit is extended based on evaluation of customers' financial condition. Trade receivable payment terms vary and amounts due from customers are stated in the financial statements net of an allowance for doubtful accounts. Receivables outstanding longer than the payment terms are considered past due. The Group determines its allowance by considering a number of factors, including the length of time the receivable is past due, the Group's previous loss history, the counter party's current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole. The Group writes off receivables when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accoun

Notes receivable consists of one promissory note (Note 4(3)) and one note issued by a bank in the PRC received from a trade customer. Notes receivable are reviewed periodically as to whether their carrying value has become impaired. The Group considers the assets to be impaired if the collectability of the balances become doubtful. Interest is not accrued on notes receivable where the collectability of the balances are doubtful.

Inventories

Inventories consist of raw materials, work-in-progress and finished goods and are valued at the lower of cost or market value. The value of inventories is determined using the moving weighted average cost method and includes any related production overhead costs incurred in bringing the inventories to their present location and condition. Overhead costs include in finished goods include, direct labor cost and other costs directly applicable to the manufacturing process.

The Group estimates an inventory allowance for excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realizable value. Inventory amounts are reported net of such allowances of $474,055 and $1,164,384 as of December 31, 2011 and 2010, respectively.

Available-for-sale securities

Investment in securities classified as available-for-sale are carried at fair market value, with the unrealized gains and losses, net of tax, included in the accumulated other comprehensive income.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market.

Investments

Investment at cost represents an investment in a non-marketable equity interest. Fair value is not estimated unless impairment is indicated. The Group has concluded that there are no impaired investments as of December 31, 2011 and 2010.

Assets held for sale

We consider properties to be assets held for sale when all of the following criteria are met: i) a formal commitment to a plan to sell a property was made and exercised; ii) the property is available for sale in its present condition; iii) actions required to complete the sale of the property have been initiated; iv) sale of the property is probable and we expect the completed sale will occur within one year; and v) the property is actively being marketed for sale at a price that is reasonable given its current market value.

Upon designation as an asset held for sale, we record the carrying value of each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we cease depreciation.

Property, plant and equipment, net

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations in the year of retirement or disposition.

Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives for significant property, plant and equipment categories are as follows:

Buildings and plant	20-33 years
Machinery and equipment	10-14 years
Office equipment	5 years
Motor vehicles	5-8 years

Construction in progress

All facilities purchased for installation, self-made or subcontracted are accounted for as construction in progress. Construction in progress is recorded at acquisition cost, including cost of facilities, installation expenses and interest. Upon completion and readiness for use of the project, the cost of construction in progress is transferred to property and equipment.

Interest costs associated with construction in progress are capitalized in the period they are incurred. Interest is no longer capitalized when the asset is completed and ready for use.

Prepaid leases for land use rights

All lands in the PRC are state-owned and no individual land ownership right exists. The Group acquired the rights to use certain lands and the premiums paid for such rights are recorded as prepaid leases and amortized over the use terms of 40 to 50 years in the statements of operations using the straight-line method.

Certain of the land use rights can only be used by the Group to which the right was granted and cannot be transferred or sold to others.

Other intangible assets, net

Other intangible assets consist of production permits and exclusive rights of milk supply, which are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the expected useful lives of one and 4.7 years, respectively.

Impairment of long-lived assets

The Group reviews and evaluates its long-lived assets whenever events and circumstances indicate that the related carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. Factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Impairment of other intangible assets were $457,023, nil and nil in the years ended December 31, 2011, 2010 and 2009, respectively.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired at the date of acquisition. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. At the end of each year, the Group tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. The Company estimates the fair value of its reporting units based on their discounted cash flows. If the carrying value of a reporting unit exceeds its estimated fair value in the first step, a second step is performed, in which the reporting unit's goodwill is written down to its implied fair value. The second step requires the Company to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit. If the carrying value of the goodwill allocated to a reporting unit exceeds its fair value, such goodwill is written down by an amount equal to such excess. Impairment of goodwill was \$555,387, \$1,437,005 and \$929,526 in the years ended December 31, 2011, 2010 and 2009, respectively.

Advances from customers

Revenue from the sale of goods is recognized when goods are shipped. Receipts in advance for goods to be shipped in the future are recorded as advances from customers.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, trade and notes receivables, available for sale investments, amounts due from/to related parties, accounts payable, bank loans and other current liabilities, and capital lease obligation. The carrying amounts of cash and cash equivalents, restricted cash, trade and notes receivables, accounts payable, amounts due from related parties, other current liabilities, and amount due to related parties approximate their fair value due to the short-term maturities of these instruments.

Bank loans and capital lease obligation are interest bearing. Because the stated interest rate reflects the market rate, the carrying amount of the bank loans and capital lease obligations approximates its fair value. Fair value of available for sale investments are based upon quoted market prices.

Revenue recognition

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which coincides with the time when the goods are shipped to customers and the title has passed. Sales revenues represent amounts invoiced, net of a value-added tax ("VAT").

Revenue is shown net of sales returns, which amounted to less than 0.8% of total sales in each of the years ended December 31, 2011, 2010 and 2009, and net of sales discounts, which are determined based on the distributors' sales volumes.

Cost of goods sold

Cost of goods sold primarily consists of direct and indirect manufacturing costs, including production overhead costs for the products sold.

Sales and marketing

Sales and marketing costs consist primarily of advertising and market promotion expenses, and other overhead expenses incurred by the Group's sales and marketing personnel. Advertising expenses are expensed as incurred. Advertising expenses from continuing operations amounted to $7,159,269, $21,727,818 and $31,190,272 during the years ended December 31, 2011, 2010 and 2009, respectively, and are included in sales and marketing expenses in the accompanying consolidated statements of operations. There were no advertising expenses from the Company's discontinued operations for the years ended December 31, 2011, 2010 and 2009.

Any shipping, handling or other costs incurred by the Group associated with the sale are expensed as sales and marketing expenses in the period when the sale occurs. Such costs from continuing operations amounted to $6,762,083, $7,920,298 and $8,085,248 during the years ended December 31, 2011, 2010 and 2009, respectively. There were no shipping and handling costs from the Company's discontinued operations for the years ended December 31, 2011, 2010 and 2009.

Product display fees

The Company has entered into a number of agreements with their resellers, whereby the Company pays the reseller an agreed upon amount in accordance with ASC 605-50-45 to display its products. The Company has reduced sales by the amount paid under these agreements. For the years ended December 31, 2011, 2010 and 2009, product display fees from continuing operations were $20,180,305, $29,346,857, and $25,509,131, respectively. There were no product display fees in relation to the Company's discontinued operations for the years ended December 31, 2011, 2010 and 2009.

Share-based compensation

Share-based compensation to employees is measured by reference to the fair value of the equity instrument as at the date of grant using the Black-Scholes model, which requires assumptions for dividend yield, expected volatility and expected life of stock options. The expected life of stock options is estimated by observing general option holder behavior. The assumption of the expected volatility has been set by reference to the implied volatility of our shares in the open market and historical patterns of volatility. Performance and service vesting conditions attached to the options are included in assumptions about the number of shares that the option holder will ultimately receive. On a regular basis we review the assumptions made and revise the estimates of the number of options expected to be settled, where necessary. Significant factors affecting the fair value of option awards include the estimated future volatility of our stock price and the estimated expected term until the option award is exercised or cancelled. The Company recognizes the compensation costs net of a forfeiture rate and recognizes the compensation costs for those shares expected to vest on a graded vesting basis over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

The fair value of awards is amortized over the requisite service period, except for 2,073,190 options granted in May 2009 and 1,332,000 options granted in July 2011 that vest upon performance conditions. For such performance based awards, the Company assess the probability of meeting such conditions in order to determine the compensation cost to be recognized. For the years ended December 31, 2011, 2010 and 2009, the Company consider the probability of meeting the performance targets and recognized compensation expense included in general and administrative expenses, for the years ended December 31, 2011, 2010 and 2009, of approximately $1.7 million, $2.6 million, and $2.2 million, respectively.

Other operating income

Other operating income primarily include fines we imposed on our distributors for impermissible cross-territory sales activities and is recognized as income when the Company receives the funds.

Government subsidies

Government subsidies granted to purchase manufacturing facilities are recorded as deferred income when the Group receives the funds. Such deferred income is amortized on a straight line basis over the life of the relevant manufacturing facilities, and are recorded as a reduction in cost of goods sold.

Government subsidies received by the Group without the appropriate documentation from the local government authorities to specify the purpose of the funds granted are recorded as deferred income, and are recognized as other income to match with the expenditure to which the grant relates once the Group obtains the appropriate documentation from the local government authorities.

The Group's entities that operate production facilities in Heilongjiang Province in the PRC, namely Feihe Dairy, Gannan Feihe and Baiquan Dairy, receive subsidies from the local government authorities as incentives to support the Group's business development and local economy. These subsidies are based on certain amounts of taxes paid by the entities but are not refunds of the tax paid from the taxing authority. They are without condition and recorded as other income upon receipt.

- Feihe Dairy receives tax refunds of 40% of VAT paid and shared by local tax authorities, and 40% of EIT paid and shared by local tax authorities during the years 2009 to 2013;

- Gannan Feihe enjoyed a 100% tax holiday during the year ended December 31, 2009. Gannan Feihe received tax refunds of 100% of its EIT paid and shared by local tax authorities during the year ended December 31, 2011 and 2010.

- Baiquan Dairy obtained refunds from the local government authorities for 50% of its VAT during the year ended December 31, 2009 and received refunds from the local government authorities for 100% and 40% EIT paid and shared by local tax authorities during the year ended December 31, 2009. No such refunds were obtained in 2011 and 2010.

For the years ended December 31, 2011, 2010 and 2009, the Group's continued operations recognized government subsidies as other income of $9,205,157, $23,462,082 and $21,177,132, respectively, and are included as other income in the accompanying consolidated statements of operations. The Company's discontinued operations recognized government subsidies as other income of $90,452, $1,752,683 and nil, respectively, for the years ended December 31, 2011, 2010 and 2009.

As of December 31, 2011 and 2010, deferred income related to such type of government subsidies amounted to $3,711,033 and $4,924,395 respectively, and are included as non-current liabilities in the accompanying consolidated balance sheets.

Leases

Leases are classified as capital or operating leases. Leases where substantially all the rewards and risks incidental to ownership of assets are transferred to the lessee is classified as capital leases. At inception, capital leases are recorded at present value of minimum lease payments or the fair value of the asset, whichever is less. Assets under capital leases are amortized on a basis consistent with that of similar property, plant and equipment. Leases where substantially all the rewards and risks of ownership of assets remain with the lesser are accounted for as operating leases. Operating lease costs are recognized on a straight-line basis over the lease term.

Taxation

Taxation – Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The Company adopted ASC 740-10, "Income Taxes" (previously FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109," or FIN 48) effective April 1, 2007. In accordance with ASC 740-10, the Company recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

The Company must make certain estimates and judgments in determining income tax expense for financial reporting purposes. These estimates and judgments occur in the calculation of certain deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial reporting purposes.

Refer to Note 5 in the notes to the consolidated financial statements for further information regarding the components of the Company's income taxes.

Comprehensive income

Comprehensive income includes net income, unrealized gain (loss) on available-for-sale investments and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of changes in stockholders' equity and comprehensive income (loss).

Net income (loss) per share

Net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period.

The Group has determined that its redeemable common shares are participating securities as the redeemable common shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group applies the two-class method of computing net income (loss) per share, for common and redeemable common shares according to their respective rights to participate in earnings. Under this method, undistributed net income (loss) is allocated on a pro rata basis to the holders of common and redeemable common shares to the extent that each class may share income for the period.

Diluted net income (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. The dilutive effect of stock options is computed using treasury stock method. The dilutive effect of convertible debt is computed using as-if converted method.

Segment reporting

Until October 31, 2011, the Company had two reportable segments: dairy products and dairy farms. The dairy products segment produces and sells dairy products, such as wholesale and retail milk powders as well as soybean powder, rice cereal, walnut powder and walnut oil. In October 2011, the Company sold its two dairy farms in the PRC (see Note 7). As of December 31, 2011, the Company's operations comprised a single segment – dairy products. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are allowance for doubtful accounts on receivables, reserves for inventory, estimated useful lives of property, plant and equipment and other intangible assets, valuation allowance for deferred tax assets, share-based compensation, purchase price allocation in business combinations, unrecognized tax benefits and impairment of goodwill and other intangible assets.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued ASU 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU is the result of joint efforts by the FASB and International Accounting Standards Board ("IASB") to develop a single, converged fair value framework — that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. Thus, there are few differences between this ASU and its international counterpart, IFRS 13. While this ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands Topic 820's existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in Topic 820 is applied. This ASU is effective for interim and annual periods beginning after December 15, 2011 for public entities. The adoption of its guidance is not expected to have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which revises the manner in which entities present comprehensive income in their financial statements. This ASU removes the presentation options in Topic 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. This ASU does not change the items that must be reported in other comprehensive income. For public entities, the amendments are effective for annual and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. This ASU does not require incremental disclosures in addition to those required by Topic 250 or any transition guidance. Because the Company currently presents comprehensive income within the consolidated statements of changes of equity and therefore, it is expected this ASU adoption would change the presentation of comprehensive income in the Company's consolidated financial statements. The adoption of its guidance is not expected to have a material impact on the Company's consolidated financial statements.

The amendments in this update will enhance disclosures required by U.S. GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update.

In September 2011, the FASB issued an authoritative guidance related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim periods beginning after December 15, 2011. Early adoption is permitted. The Group has not yet adopted this guidance and does not expect that its adoption will have a significant impact on the Group's financial statements.

In December 2011, the FASB issued ASU 2011-11 Balance Sheet (Topic 210)-Disclosures about Offsetting Assets and Liabilities: The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. It is not expected to have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12 Comprehensive Income (Topic 220): In order to defer only those changes in update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this update supersede certain pending paragraphs in Update 2011-05. The amendments are being made to allow the Board time to re-deliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report 2 reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. All other requirements in Update 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. It is not expected to have a material impact on the Company's consolidated financial statements.

4. CONCENTRATIONS OF BUSINESS AND CREDIT RISK

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables, and notes receivable.

(1) Cash and cash equivalents

The Company maintains certain bank accounts in the PRC which are not protected by Federal Deposit Insurance Corporation (FDIC) insurance or other insurance. The cash balance held in the PRC banks was $14,859,542 and $16,118,881 as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, the Company held $494,340 and $64,612 of cash balances within the United States of which $241,676 and nil were in excess of insurance limits of FDIC, respectively.

As of December 31, 2011 and 2010 substantially all of the Group's cash and cash equivalents, restricted cash, investment in mutual funds and notes receivable were held by major financial institutions located in the PRC and the United States which management believes are of high credit quality.

(2) Trade receivables

All of the Group's sales arose in the PRC. Accordingly, the Group is susceptible to fluctuations in its business caused by adverse economic conditions in the PRC.

All of the Group's customers are located in the PRC. The Group provides credit in the normal course of business. The Group performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2011, 2010 and 2009.

(3) Notes receivable

Notes receivable includes a promissory note in the principal amount of $4,000,000 (the "Note") issued by Huge Power Int'l S.A., a company organized in Samoa ("Huge Power"). On June 27, 2007, the Company loaned a principal amount of $4,000,000 to Huge Power and Huge Power issued the Note. The Note stated interest is an annual rate of 8%, payable in cash semi-annually. The Note matured on June 27, 2009. Huge Power has made payments of interest under the Note; however, the Company has been unable to obtain the collateral that is required to be pledged according to the Note agreement. As a result, the Company has provided a full allowance for doubtful collection of the Note as a result of not receiving collateral. Interest on the Note is recognized when received due to the doubtful collection.

5. INCOME TAXES

The Company is subject to U.S. federal and state income taxes. The Company's subsidiaries incorporated in the PRC are subject to the PRC enterprise income taxes. The provision for income taxes from continuing operations consisted of the following:

	2011 US$	2010 US$	2009 US$
Current:			
Federal	-	(271,969)	253,644
State	900	4,241	912
PRC	4,800,239	1,878,181	1,725,593
	4,801,139	1,610,453	1,980,149
Deferred:			
Federal	5,515,443	-	-
State	-	-	-
PRC	(306,155)	(1,890,175)	(2,726,347)
	(5,209,288)	(1,890,175)	(2,726,347)
Total	10,010,427	(279,722)	(746,198)

The provision for income taxes is attributable to:

Continuing operations	10,010,427	(279,722)	(746,198)
Discontinued operations	-	-	539,389
	10,010,427	(279,722)	(206,809)

United States

The Company is incorporated in the State of Utah and is subject to U.S. federal taxes at gradual tax rates from 15% to 35% and state income tax at a rate of 5.0%.

PRC

On March 16, 2007, the National People's Congress enacted a new enterprise income tax law ("New EIT Law"), which took effect on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

The preferential tax rates applicable to the Company's PRC subsidiaries, which differ from the PRC statutory rates and were used to calculate the tax provision based on the Company's interpretation of the New EIT Law are presented in the following table.

Subsidiary	2008	2009	2010	2011	2012 and thereafter
Shanxi Feihe (i)	0%	0%	12.5%	12.5%	12.5%-25%
Langfang Feihe(i)	0%	0%	12.5%	12.5%	12.5%-25%
Gannan Feihe(i)	0%	0%	12.5%	12.5%	12.5%-25%
Kedong Farms(ii)	0%	0%	0%	0%	0%
Gannan Farms(ii)	0%	0%	0%	0%	0%

(i) Pursuant to Article 8 of the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises (the "FEIT Law"), a manufacturing enterprise that operates for at least 10 years was eligible to receive certain preferential tax treatments. Moreover, a foreign invested manufacturing enterprise ("FIME"), starting from its first profitable calendar year after offset of accumulated tax losses, was entitled to a two-year exemption from enterprise income tax followed by a three year 50% reduction in its enterprise income tax rate.

Under the new PRC EIT regime, an enterprise that is entitled to preferential treatment in the form of enterprise income tax reduction or exemption prior to January 1, 2008 would continue to enjoy such preferential treatment until the expiration of the period. The holiday, if not yet started, would need to start from 2008.

Since Shanxi Feihe, Langfang Feihe and Gannan Feihe are FIMEs established prior to the promulgation of the New EIT Law, they need to start the tax holiday with tax exemption for 2008 and 2009 and with 50% reduced tax rate for 2010, 2011 and 2012.

(ii) According to the New EIT Law, income earned by enterprises from their activities in agriculture is subject to tax exemptions and deductions. Gannan Farms and Kedong Farms mainly engaged in breeding and rearing of dairy cows, and distribution of fresh milk, as such, enjoy enterprise income tax exemption for their agricultural incomes.

The principal components of the Group's deferred income tax assets and liabilities are as follows:

	2011 US$	2010 US$
Current deferred tax assets:		
Accrued expenses	158,199	2,095,794
Provision for doubtful accounts	1,360,000	1,607,115
Other deferred tax assets	-	167,798
Total current deferred tax assets:	1,518,199	3,870,707
Less: Valuation allowance	(1,518,199)	(1,634,394)
Current deferred tax assets, net:	-	2,236,313
Non-current deferred tax assets:		
Stock option expense	40,100	24,811
Net operating loss carry forwards	10,071,000	3,924,715
Depreciation and amortization	3,228,145	1,283,674
	13,339,245	5,233,200
Non-current deferred tax liabilities:		
Intangible assets acquired	(91,892)	(141,216)
Total non-current deferred tax assets:	13,247,353	5,091,984
Less: Valuation allowance	(3,441,652)	(1,805,307)
Non-current deferred tax assets, net:	9,805,701	3,286,677

For U.S. federal income tax purposes, the Company has net operating loss ("NOL") carry forward of approximately $2.6 million and $2.5 million, as of December 31, 2011 and 2010, respectively. The Company also has approximately $36.8 million and $12.3 million of NOL carry forwards for the PRC enterprise income tax purposes, as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, valuation allowances were approximately $5.0 million and $3.4 million, respectively, which were provided against deferred tax assets of the Company and certain subsidiaries due to the uncertainty of realization. The NOL carry forwards for the Company and its subsidiaries as of December 31, 2011 will expire on various dates between 2015 and 2031.

In 2011, the valuation allowance increased approximately $1,520,150, which is mainly composed of increases to allowances due to NOL carry forwards.

The following is a reconciliation of the difference between the actual provision for income tax rate and the federal statutory rate:

	2011	2010	2009
Tax at federal statutory rate	34%	34%	34%
Permanent differences	11.49%	-33.31%	85.63%
Effect of income tax rate differences in PRC	-10.47%	-29.96%	-22.89%
Effect of tax holidays and preferential tax rates in PRC	-14.07%	67.61%	-88.14%
Change in valuation allowance	10.38%	-25.03%	-23.82%
Increase (decrease) in unrecognized tax benefit balance	37.01%	-14.73%	10.68%
Others	0.03%	9.03%	0.46%
	68.37%	7.61%	-4.08%

The following presents the aggregate dollar and per share effects of the Company's tax holidays:

	2011	2010	2009
	US$	US$	US$
Aggregate dollar effect of tax holiday	**(2,059,344)**	**(859,790)**	**(16,086,536)**
Per share effect—basic	0.09	0.04	0.85
Per share effect—diluted	**0.09**	**0.04**	**0.80**

A reconciliation of January 1, 2010 through December 31, 2011 amount of unrecognized tax benefits excluding interest and penalties ("Gross UTB") is as follows:

	Gross UTB
	US$
Beginning balance as of January 1, 2010	**4,995,322**
Decrease in unrecognized tax benefits in the year	(1,032)
Ending balance as of December 31, 2010	**4,994,290**
Decrease in unrecognized tax benefits in the year	9,812,478
Ending balance as of December 31, 2011	**14,806,768**

The Company records interest and penalties related to unrecognized tax benefits in income tax expense. The Company had cumulatively accrued approximately $1.9 million and $1.6 million for estimated interest and penalties related to uncertain tax positions as of December 31, 2011 and 2010, respectively. For the twelve months ended December 31, 2011 and 2010, the Company recorded estimated interest and penalties of approximately $0.2 million and $0.6 million, respectively.

The Company does not expect a significant change in unrecognized tax benefits in the next twelve months.

The Company and its subsidiaries are subject to taxation in the U.S. and the PRC. There is not any ongoing tax examination in any jurisdictions. Years from 2007 to 2011 of the Company remain open for US federal and state income tax purpose and tax years from 2006 to 2011 of the PRC subsidiaries remain open to examination by tax authorities in the PRC.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. As of the balance sheet date, the determination on tax residency of status of the Company is unclear because of the limited guidance issued by the PRC tax authorities. However, the Company reasonably believes that no material tax liability will occur for respective tax years if the Company is considered to be a PRC tax resident by the PRC tax authorities.

If the Company were to be non-resident for the PRC tax purpose, dividends paid to it by its PRC subsidiaries out of profits earned after January 1, 2008 would be subject to a PRC withholding tax at 10%.

Undistributed earnings of the Company's PRC subsidiaries amounted to approximately $144 million as of December 31, 2011. Those earnings are considered to be permanently reinvested and accordingly, no deferred tax expense is recorded for U.S. federal and state income tax or applicable withholding taxes. The PRC tax authorities have clarified that dividend distributions made out of pre-January 1, 2008 retained earnings will not be subject to withholding taxes.

6. EARNINGS PER SHARE OF COMMON STOCK

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations:

	For the year ended December 31,		
	2011	2010	2009
	US$	US$	US$
Net income (loss) attributable to Feihe International, Inc. stockholders			
- continuing operations	4,504,572	(3,417,953)	19,018,780
- discontinued operations, net of tax	(5,705,228)	(6,165,918)	562,606
Net income (loss) attributable to Feihe International, Inc. stockholders	(1,200,656)	(9,583,871)	19,581,386
Settlement of redeemable common stock	1,033,738	-	-
Deemed dividend on redeemable common stock	-	(1,086,622)	-
	(166,918)	(10,670,493)	19,581,386
Net income (loss) attributable to Feihe International, Inc. stockholders allocated for computing net income (loss) per common stock - basic			
- continuing operations	5,067,060	(3,973,681)	18,287,540
- discontinued operations, net of tax	(5,163,449)	(5,439,224)	540,974
Net income (loss) attributable to Feihe International, Inc. allocated for computing net (loss) income per share of common stock - Basic	(96,389)	(9,412,905)	18,828,514
Net income (loss) attributable to Feihe International, Inc. allocated for computing net income (loss) per redeemable common stock - basic			
- continuing operations	471,250	555,728	731,240
- discontinued operations, net of tax	(541,779)	(726,694)	21,632
Net income (loss) attributable to Feihe International, Inc. allocated for computing net income (loss) per share of redeemable common stock - Basic	(70,529)	(170,966)	751,872
Net income (loss) attributable to Feihe International, Inc. for computing net income (loss) per common stock - diluted			
- continuing operations	5,067,060	(3,973,681)	18,287,540
- discontinued operations, net of tax	(5,163,449)	(5,439,224)	540,974
Net income (loss) attributable to Feihe International, Inc. for computing net income per common stock - diluted	(96,389)	(9,412,905)	18,828,514
Net income (loss) attributable to Feihe International, Inc. for computing net income (loss) per redeemable common stock - diluted			
- continuing operations	471,250	555,728	731,240
- discontinued operations, net of tax	(541,779)	(726,694)	21,632
Net income (loss) attributable to Feihe International, Inc. allocated for computing net income (loss) per share of redeemable common stock - Diluted	(70,529)	(170,966)	752,872
Weighted-average common stock outstanding used in computing net income (loss) per share of common stock - basic	19,688,551	19,647,844	18,273,652
Weighted-average common stock outstanding used in computing net income (loss) per share of common stock – diluted(i)	19,688,551	19,647,844	19,449,913
Weighted-average shares of redeemable common stock outstanding used in computing net income (loss) per share of redeemable common stock – basic	2,065,839	2,625,000	730,685
Weighted-average shares of redeemable common stock outstanding used in computing net income (loss) per share of redeemable common stock – diluted	2,065,839	2,625,000	730,685
Net income (loss) per share of common stock – Basic			
- continuing operations	0.26	(0.20)	1.00
- discontinued operations, net of tax	(0.26)	(0.28)	0.03
Net income (loss) attributable to Feihe International, Inc.	0.00	(0.48)	1.03
Net income (loss) per share of common stock – Diluted			
- continuing operations	0.26	(0.20)	0.94
- discontinued operations, net of tax	(0.26)	(0.28)	0.03
Net income (loss) attributable to Feihe International, Inc.	0.00	(0.48)	0.97
Net income (loss) per share of redeemable common stock – Basic			
- continuing operations	0.23	0.21	1.00
- discontinued operations, net of tax	(0.26)	(0.28)	0.03
Net income (loss) attributable to Feihe International, Inc.	(0.03)	(0.07)	1.03
Net income (loss) per share of redeemable common stock – Diluted			
- continuing operations	0.23	0.21	1.00

- discontinued operations, net of tax	(0.26)	(0.28)	0.03
Net income (loss) attributable to Feihe International, Inc.	0.00	(0.07)	1.03

For the year ended December 31, 2011, 1,446,000 shares of the Company's stock option and 237,937 warrants were excluded from the calculation of diluted loss per share because they were anti-dilutive.

For the year ended December 31, 2010, 856,245 shares of the Company's stock option and 237,937 warrants were excluded from the calculation of diluted loss per share because they were anti-dilutive.

7. DISCONTINUED OPERATIONS

Heilongjiang Moveup Co., Limited ("Moveup") was initially formed in October 2007 to serve as an acquisition vehicle in connection with the Company's proposed acquisition of 100% of the outstanding equity interest in Ausnutria Dairy (Hunan) Company Ltd. ("Ausnutria"), a distributor of dairy products focused on the high-end segment of the dairy products market in the PRC. In 2007 and 2008, the Company entered into several agreements with Ausnutria in connection with this transaction, which did not close.

In December 2008, the Company and Ausnutria's owners entered into a letter of intent to unwind the transactions. Accordingly, the prior transactions to acquire Ausnutria were effectively cancelled and Moveup is reflected in the Company's consolidated financial statements as a discontinued operations. In February 2009, the Company, through its subsidiary Feihe Dairy, entered into an equity purchase agreement pursuant to which Feihe Dairy and the minority shareholder of Moveup, Liu Sheng-Hui, one of the Company's directors and Vice President of Finance of Feihe Dairy, each agreed to sell to Hunan Xindaxin Co., Ltd. 100% of their equity interests in Moveup for an aggregate consideration of approximately $43.3 million. The Company received approximately $4.4 million in 2008 and approximately $6.6 million from the purchaser in January 2009. In May 2009, the final tranche of approximately $32.3 million was released from an escrow account to Feihe Dairy and Mr. Liu and a resulting gain on sale of a subsidiary of $2,552,733 was recognized in the consolidated statements of operations during the second quarter of 2009.

The following table presents the components of discontinued operations in relation to Moveup reported in the consolidated statements of operations:

	For the years ended December 31,		
	2011	2010	2009
	US$	US$	US$
Sales	-	-	10,451,277
Income from operations	-	-	1,301,909
Gain on sale of subsidiaries	-	-	2,552,733
Income tax expenses	-	-	(564,734)
Net income from discontinued operations	-	-	3,289,908

Kedong Farm and Gannan Farm (the "Dairy Farms") were formed in July 2007 to operate the Dairy Farms of the Company. On August 1, 2011, the Company entered into an Equity Purchase Agreement (as amended, the "Agreement") with Haerbin City Ruixinda Investment Company Ltd. (the "Purchaser"). Pursuant to the Agreement, the Company and Jinyan Ma (the noncontrolling interest holder of the Dairy Farms) agreed to sell to the Purchaser all of the equity interests of the Dairy Farms for an aggregate purchase price of RMB849 million (approximately $133.1 million), including RMB114.5 million (approximately $18.0 million) in cash and RMB734.5 million (approximately $115.1 million) in deferred payment. The Company has the right to call for raw milk at RMB122.4 million (approximately $19.2 million) each quarter in following 18 months after September 30, 2011 to settle the deferred payment. If the value of the raw milk provided by the Dairy Farms each quarter is less than RMB122.4 million, the shortfall of the amount will be settled in cash. The Company had the right to appoint a controlling director and such power was removed on October 31, 2011, which has therefore been considered as the disposal date. During 2011, the Company received a cash payment of RMB30.7 million from Purchaser of Dairy Farms and raw milk valued at $4.99 million.

The Company entered into an asset mortgage agreement with the Dairy Farms, pursuant to which the Dairy Farms granted to the Company a primary security interest in certain properties and assets of the Dairy Farms to serve the obligations of the Dairy Farms under the Agreement.

The following table presents the components of discontinued operations in relation to the Dairy Farms reported in the consolidated statements of operations:

	For the years ended December 31,		
	2011	2010	2009
	US$	US$	US$
Sales from external customers	34,960,409	1,261,472	-
Intersegment sales	9,938,301	27,151,876	10,616,132
Income (loss) from operations	2,613,122	(6,165,918)	(2,727,302)
Loss on sale of subsidiaries	(8,318,350)	-	-
Income tax expenses	-	-	-
Net loss from discontinued operations	(5,705,228)	(6,165,918)	(2,727,302)

The following table presents the major classes of assets and liabilities of discontinued operations of the Dairy Farms reported in the consolidated balance sheets:

	December 31, 2010
	US$
Cash and cash equivalents	1,346,089
Trade receivables, net	1,072,887
Advances to suppliers	4,441,558
Inventories, net	8,966,512
Other receivables	5,431,564
Others	99,629
Current assets of discontinued operations	21,358,239
Property, plant and equipment	72,665,344
Construction in progress	2,586,425
Biological assets	54,397,792
Advances to suppliers	14,706,019
Prepaid leases for land use rights	14,146,459
Long term assets of discontinued operations	158,502,039
Short term bank loans	5,293,566
Accounts payable and accrued expenses	11,741,953
Payable to the Group	121,583,818
Employee benefits and salary payable	382,666
Other payables	12,216,800
Current portion of long term bank loans	9,756,193
Current liabilities of discontinued operations	160,974,996
Long term bank loans, net of current portion	11,125,564
Deferred income	1,317,266
Long term liabilities of discontinued operations	12,442,830

8. LONGJIANG FEIHE ACQUISITION

On May 20, 2009, the Company's subsidiary Gannan Feihe acquired a 100% interest of the dairy processing plant from Heilongjiang Xin Tian Dairy Co., Ltd, for a total cash consideration of $4,382,890. The transaction was accounted for as a business acquisition. The purpose of the acquisition was to expand milk production capacities in the Heilongjiang Province, the PRC.

	US$
Total purchase price	4,382,890
Fair value of identifiable assets acquired:	
Property, plant and equipment, net	2,219,661
Prepaid leases for land use rights	481,460
Other intangible assets	1,081,113
Deferred tax asset	175,980
Goodwill	424,676
	4,382,890

None of the goodwill resulting from this acquisition is tax deductible.

All sales of Longjiang Feihe are inter-company transactions and eliminated in consolidation.

9. RESTRICTED CASH

Restricted cash consists of bank demand deposits for letters of credit and short term notes payable. These instruments were mainly used by the Group for the short term financing of imported dairy cows and the purchase of whey powder.

10. NOTES RECEIVABLE, NET

The notes receivable, net included in the consolidated balance sheets as of December 31, 2011 and 2010 were as follows:

	2011	2010
	US$	US$
PRC bank note, due within three months	-	136,120
Promissory note, bearing interest at 8%, due on June 27, 2009 (See Note 4(3))	3,350,056	3,500,028
	3,350,056	3,636,148
Less: Allowance for doubtful notes receivable	(3,350,056)	(3,500,028)
	-	136,120

11. TRADE RECEIVABLES, NET

The trade receivables amount included in the consolidated balance sheets as of December 31, 2011 and 2010 were as follows:

	2011	2010
	US$	US$
Trade receivables	41,501,502	15,897,129
Less: Allowance for doubtful accounts	(810,864)	(1,084,308)
Trade receivables, net	40,690,638	14,812,821

The movement of the allowance for doubtful notes and trade receivables during the years ended December 31, 2011 and 2010 was as follows:

	2011	2010
	US$	US$
Balance as of January 1	4,584,336	4,791,119
Add: Current year additions	571,872	561,016
Less: Current year reductions of provision	1,041,468	(801,325)
Foreign exchange adjustment	46,180	33,526
Balance as of December 31	4,160,920	4,584,336

12. ADVANCES TO SUPPLIERS

Advances to suppliers consist primarily of advances for inventories and equipment, not delivered at the balance sheet dates. The Company utilizes advances to suppliers in an effort to keep future purchasing prices stable and consistent.

Advanced amounts are refundable if the transaction is not completed by the other party in accordance with the terms of the contract or agreement. During the years ended December 31, 2011 and 2010, no advances to suppliers were refunded in cash, and the Group has a minimal repayment history.

As of December 31, 2011, 54% of advances was due from a supplier. As of December 31, 2011, 2010 and 2009, there was no individual suppliers which accounted for 10% or more of the advances to suppliers.

13. INVENTORIES, NET

The inventory amounts included in the consolidated balance sheets as of December 31, 2011 and 2010 comprised:

	2011	2010
	US$	US$
Raw materials	15,461,871	19,017,050
Work-in-progress	8,678,336	37,400,105
Finished goods	9,188,742	6,299,804
Total inventories	33,328,949	62,716,959

14. OTHER RECEIVABLES AND CONSIDERATION RECEIVABLE

Other receivables as of December 31, 2011 and 2010 consisted of the following:

	2011	2010
	US$	US$
Advances to employees	470,475	129,549
Advances to third parties (i)	3,922,846	504,250
Due from Heilongjiang Feihe Yuanshengtai Co., Ltd. (ii)	8,947,808	-
Others	401,496	1,210,539
Other receivables	13,742,625	1,844,338

(i) Advances to third parties are unsecured, non-interest bearing, and repayable within one year.

(ii) Heilongjiang Feihe Yuanshengtai Co., Ltd. ("Yuanshengtai") was partially owned by two officers and directors of the Company, Mr. Leng You-Bin and Mr. Liu Sheng-Hui, before January 2010. Those shares held by Mr. Leng You-Bin and Mr. Liu Sheng-Hui have been transferred to unrelated third parties who held no ownership interests in Yuanshengtai in January 2010. The balances are payments made by the Group on behalf of Yuanshengtai to purchase biological assets and property, plant and equipment. The balances are unsecured, non-interest bearing and repayable on demand.

Consideration receivable from disposal of Dairy Farms (Note 7) as of December 31, 2011 and 2010 consisted of the following:

	2011	2010
	US$	US$
Current	79,337,423	-
Non-current	19,450,201	-
Consideration receivable	98,787,624	-

15. INVESTMENT IN MUTUAL FUNDS – AVAILABLE-FOR-SALE

Various inputs are considered when determining the fair value of the Company's financial instruments. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Investment in mutual funds is carried at fair value based on the quoted market prices of the underlying fund as of December 31, 2011 and 2010. Unrealized (loss)/gain recorded for the years ended December 31, 2011, 2010 and 2009 was $(28,178), $2,828 and $58,962, respectively.

		Fair value measurement		
Description	**December 31,**	**Quoted prices in active markets of identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
	US$	**US$**	**US$**	**US$**
Investment in mutual funds – 2011	111,116	111,116	-	-
Investment in mutual funds – 2010	139,294	139,294	-	-

16. ASSETS HELD FOR SALE

On October 28, 2011, the Company entered into an asset purchase agreement with a PRC individual, Mao Haifeng, to sell all of the property, plant and equipment and the prepaid leases with a carrying value of $2.1 million and $154,000 at Baiquan Feihe, respectively. The asset sale was not yet completed as of December 31, 2011 as certain conditions precedent to the sale was not met. The buyer has the right to terminate the asset purchase agreement if the precedent conditions are not met by the end of May 2012. Management of the Company expects that the asset sale will be completed before May 2012. The assets underlying this agreement were recognized as assets held for sales. At December 31, 2011, assets held for sale was $2,384,391.

17. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation as of December 31, 2011 and 2010 were as follows:

	2011	**2010**
	US$	**US$**
Buildings and plant	71,761,419	57,375,635
Machinery and equipment	79,153,189	57,731,370
Office equipment	2,418,688	3,413,253
Motor vehicles	4,236,268	2,453,674
	157,569,564	120,973,932
Less: Accumulated depreciation	(28,829,927)	(23,185,144)
Property, plant and equipment, net	128,739,637	97,688,788

(1) Depreciation expenses

Depreciation expense for the continuing operations for the years ended December 31, 2011, 2010 and 2009 was $6,683,434 and $5,508,420 and $5,091,509, respectively, of which $4,350,828, $3,902,514 and $4,448,935 were included as a component of cost of goods sold in the respective years.

(2) Pledged property, plant and equipment

The net book value of buildings and plant, and machinery and equipment pledged for bank loans were $72,900,306 and $53,207,408 as of December 31, 2011 and 2010.

(3) Capitalized interest

$945,581, $372,679, $2,970,058 of interest expenses were capitalized in property, plant and equipment for the years ended December 31, 2011, 2010 and 2009, respectively.

18. CONSTRUCTION IN PROGRESS

The construction projects in progress as of December 31, 2011 and 2010 were as follows:

	2011	2010
	US$	US$
Langfang Feihe production factory facilities	1,514	-
Gannan Feihe production factory facilities	14,417,518	39,208,398
Feihe Soybean processing facilities	454,608	1,333,098
Others	21,872	24,984
Total	14,895,512	40,566,480

Nil, $861,606 and $142,591 of interest expense was capitalized in construction in progress for the years ended December 31, 2011, 2010 and 2009, respectively.

19. OTHER INTANGIBLE ASSETS, NET

Other intangible assets, net, as of December 31, 2011 and 2010 consisted of the following:

	2011	2010
	US$	US$
Exclusive rights of milk supply	-	585,671
Total other intangible assets, net	-	585,671

Amortization expense for the continuing operations for the years ended December 31, 2011, 2010 and 2009 was $197,524, $257,166 and $260,843, respectively.

Exclusive rights of milk supply, which the Company acquired in 2009, are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the expected useful lives of 4.7 years. The Company performed an impairment test relating to the intangible assets and recorded an impairment loss of $457,023, nil and nil for the years ended December 31, 2011, 2010 and 2009 respectively.

20. GOODWILL

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired from the Shanxi Feihe minority interest acquisition in 2006 and from the Longjiang Feihe acquisition in 2009 (Note 8). Such amounts are not tax deductible.

The Company has performed step 1 and step 2 of the goodwill impairment test relating to goodwill arising from its acquisition of Shanxi Feihe's minority interest and Longjiang Feihe and determined that the carrying value of the reporting unit exceeded the fair value of the reporting unit. The Company recorded a goodwill impairment loss for the continuing operations of $555,387, $1,437,005 and $929,526 for the years ended December 31, 2011, 2010 and 2009, respectively.

21. SHORT TERM BANK LOANS

Short term bank loans included in the consolidated balance sheets as of December 31, 2011 and 2010 comprised of the following:

	2011	2010
	US$	US$
Loan payable to a bank in the PRC, bearing interest at 5.31% per annum, secured by machinery, payable with interest on maturity, due on January 17, 2011	-	1,361,203
Loan payable to a bank in the PRC, bearing interest at 5.31% per annum, payable with interest on maturity, due on July 25, 2011 (i)	-	7,562,237
Loan payable to a bank in the PRC, bearing interest at 5.31% per annum, payable with interest on maturity, due on August 30, 2011 (ii)	-	3,024,895
Loan payable to a bank in the PRC, bearing interest at 5.31% per annum, payable with interest on maturity, due on September 7, 2011 (iii)	-	7,562,237
Loan payable to a bank in the PRC, bearing interest at 5.56% per annum, payable with interest on maturity, due on December 23, 2011	-	5,293,566
Loan payable to a bank in the PRC, bearing interest at 5.31% per annum, payable with interest on maturity, due on September 27, 2011 (ii)	-	1,512,447
Loan payable to a bank in the PRC, bearing interest at 5.56% per annum, payable with interest on maturity, due on October 26, 2011 (ii)	-	3,024,895
Loan payable to a bank in the PRC, bearing interest at 5.56% per annum, payable with interest on maturity, due on November 7, 2011	-	23,745,426
Loan payable to a bank in the PRC, bearing interest at 5.56% per annum, secured by plant and land use right, payable with interest on maturity, due on November 7, 2011	-	6,503,524
Loan payable to a bank in the PRC, bearing interest at 5.56% per annum, secured by machinery, payable with interest on maturity, due on December 23, 2011	-	3,932,363
Loan payable to a bank in the PRC, bearing interest at 5.81% per annum, secured by machinery and an undertaking from Feihe Dairy to maintain debt-to-equity ratio of not more than 70% and current ratio of at least 100%, payable with interest on maturity, due and repaid on January 25, 2012,	1,429,956	-
Loan payable to a bank in the PRC, bearing interest at 6.31% per annum, secured by machinery, payable with interest on maturity, due on April 6, 2012	5,997,871	-
Loan payable to a bank in the PRC, bearing interest at 6.89% per annum, guaranteed by Feihe Dairy and an undertaking from Gannan Feihe to maintain debt-to-equity ratio of not more than 60% and current ratio of at least 120%, payable with interest on maturity, due on August 30, 2012 (iv)	3,177,680	-
Loan payable to a bank in the PRC, bearing interest at 6.89% per annum, guaranteed by Feihe Dairy and an undertaking from Gannan Feihe to maintain debt-to-equity ratio of not more than 60% and current ratio of at least 120%, payable with interest on maturity, due on September 14, 2012 (iv)	1,588,840	-

Loan payable to a bank in the PRC, bearing interest at 6.56% per annum, secured by the plant and land, payable with interest on maturity, due on November 23, 2012 (v)	7,944,200	-
Loan payable to a bank in the PRC, bearing interest at 6.56% per annum, payable with interest on maturity, unsecured and due on November 23, 2012 (v)	23,832,600	-
Loan payable to a bank in the PRC, bearing interest at 6.89% per annum, guaranteed by Feihe Dairy and an undertaking from Gannan Feihe to maintain debt-to-equity ratio of not more than 60%, current ratio of at least 100% and quick ratio of at least 50%, payable with interest on maturity, due on December 21, 2012 (iv)	3,177,680	-
Loan payable to a bank in the PRC, bearing interest at a floating interest rate at RMB benchmark deposit interest rates per annum, unsecured and due on December 26, 2012	2,542,144	-
Loan payable to a bank in the PRC, bearing interest at a floating interest rate RMB benchmark deposit interest rate per annum, secured by the plant and land, due on December 26, 2012	2,542,144	-
Loan payable to a bank in the PRC, bearing interest at a floating interest rate at 130% of RMB benchmark deposit interest rate per annum, secured by a property, payable with interest on maturity and an undertaking from Beijing Feihe to maintain current assets of not less than RMB8 million ($1,271,020), net assets of at least RMB2 million ($317,768) and current ratio of at least 100%, due on December 30, 2012 (vi)	2,383,260	-
Total	54,616,375	63,522,793

(i) Gannan Feihe guaranteed the loans payable to a bank in the PRC for a period of one year, beginning on July 26, 2010 and ending on the date which is two years after the maturity date or the date of repayment if earlier.

(ii) Feihe Dairy guaranteed the loans payable to a bank in the PRC for a period of two years, beginning on August 30, 2010 and ending on August 30, 2012.

(iii) Gannan Feihe guaranteed the loans payable to a bank in the PRC for a period, beginning on September 7, 2010 and ending on the date which is two years after the maturity date or the date of repayment if earlier.

(iv) Feihe Dairy guaranteed the loans payable to a bank in the PRC for a period, beginning on August 30, 2011 and ending on August 30, 2012. The maximum potential future payment amount under the terms of the guarantee is RMB50,000,000 (approximately $7,944,200) as of December 31, 2011.

(v) These loans granted pursuant to a loan facility letter up to RMB 703 million (approximately $112 million) available to the Company until October 8, 2012. There loans were also secured by a personal guarantee of Mr. Leng You-Bin, Chairman, Chief Executive Officer, President, and General Manager of the Group, for a period of one year from November 24, 2011 to November 23, 2011.

(vi) The loan was also secured by a personal guarantee of Mr. Leng for a period of one year.

All of the short term bank loans are denominated in RMB and therefore subject to exchange rate fluctuations. As of December 31, 2011, the Company was able to meet all the financial covenants of the above loans, except for a loan of $2,383,260. Despite the non-compliance, the bank did not demand immediate repayment of this loan which was secured by a personal guarantee of Mr. Leng.

22. ACCRUED EXPENSES

Accrued expenses as of December 31, 2011 and 2010 consisted of the following:

	2011	2010
	US$	US$
Accrued sales and marketing expenses	6,167,090	5,885,595
Other accrued expenses	776,280	550,648
	6,943,370	6,436,243

Accrued sales and marketing expenses include advertising, transportation costs and sales department salaries.

23. ADVANCES FROM EMPLOYEES

Advances from employees represent temporary funding by employees to improve cash flow and working capital of the Company. The advances were unsecured, interest free and repayable within one year.

24. EMPLOYEE BENEFITS PAYABLE

The full-time employees of the Company's subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees' income in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits related to the Company's continued operations amounted to approximately $6,920,945, $4,990,686 and $2,276,836 for the years ended December 31, 2011, 2010 and 2009, respectively. Employee benefits related to the Company's discontinued operations totaled $128,330, $231,798 and $119,546 for the years ended December 31, 2011, 2010 and 2009, respectively, and are included in income from discontinued operation, net of taxes, in the accompanying consolidated statements of income. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

Effective January 1, 2007, the Company established the Feihe International, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan"). The Plan is a discretionary defined contribution plan and covers substantially all employees who have attained the age of 21, have completed at least six months of service, and have worked a minimum of 1,000 hours in the past Plan or anniversary year.

Under provisions of the Plan, the Company, for any plan year, has contributed an amount equal to 100% of the participant's contribution or 5% of the participant's eligible compensation, whichever is less. The Company may, at its own discretion, make additional matching contributions to participants. Company contributions, net of forfeitures, amounted to $7,815, $16,704 and $32,599 for the years ended December 31, 2011, 2010 and 2009, respectively.

25. OTHER PAYABLES

Other payables as of December 31, 2011 and 2010 consisted of the following:

	2011	2010
	US$	US$
Payable for property, plant and equipment	18,865,860	18,616,255
Payable for land use rights	137,933	1,001,325
Other tax payable	9,578,354	367,168
Deposits from distributors	2,475,810	2,057,685
Payable to local County Finance Bureaus (i)	1,180,954	2,144,650
Advance received from Yuanshengtai for purchase of biological assets	-	891,436
Dividend payable to noncontrolling interests	-	208,226
Payable to an unrelated party, due on demand	442,600	442,600
Others (ii)	6,879,877	8,010,960
	39,561,388	33,740,305

(i) The Group received funding from the local County Finance Department for construction of the production facilities in the region and working capital usage. Although, no repayment terms were attached with the funds, the Group considers them to be unsecured, non-interest bearing loans from the County Finance Department that are repayable on demand.

(ii) Other payables mainly include deposits received from logistics companies and milk collection stations, prepayment made by employees on behalf of the Group, advertising cost, and other miscellaneous payables.

26. LONG TERM BANK LOANS

Long term bank loans comprised of the following as of December 31, 2011 and 2010:

	2011	2010
	US$	US$
Loan payable to a bank in the PRC, bearing interest at 5.76%, secured by land use rights, plant and machinery. The loan commenced on December 24, 2009 and originally due on December 24, 2014. The maturity date was changed to December 23, 2011 pursuant to a supplemental agreement and the Company repaid the loan in full on December 31, 2011	-	5,036,569
Loan payable to a bank in the PRC, bearing interest at 5.76%, guaranteed by Langfang Feihe and payable on maturity. The loan commenced on December 24, 2009 and originally due on December 24, 2014. The maturity date was changed to December 23, 2013 pursuant to a supplemental agreement	8,353,996	8,575,458
Loan payable to a bank in the PRC, bearing interest at 5.96%, secured by land use right of Gannan Feihe. The loan commenced on December 24, 2010 and originally due on December 24, 2015. The maturity date was changed to December 23, 2013 pursuant to a supplemental agreement	3,535,169	3,365,195
	11,889,165	16,977,222
Less: current portion of long term bank loans	(5,945,439)	-
	5,943,726	16,977,222

Principal payments due by year for the next five years and thereafter on long term bank loans were as follows:

Year ended December 31,	Future repayments US$
2012	5,945,439
2013	5,943,726
	11,889,165

27. CAPITAL LEASE OBLIGATION

In November 2009, the Group entered a six-year capital lease agreement for certain equipment under construction. The terms of the lease required an initial payment of RMB 5 million (or approximately $756,200) and required a RMB 1 million (or approximately $158,884) payment on January 30th of each year after successful completion of production quality tests. The installment and trial run of the equipment was completed in 2010, and the equipment under the capital lease is depreciated over an estimated productive life of 14 years when placed into service after passing production quality tests. As of December 31, 2011 and 2010, the Group had $1,453,518 and $1,516,343, respectively, of equipment subject to the capital lease obligation.

Minimum future lease payments under capital leases as of December 31, 2011, were as follows:

	Future payments US$
2012	317,769
2013	158,884
2014	158,884
2015	158,884
Total minimum lease payments as of December 31, 2011	794,421
Less amount representing interest	(76,175)
Net present value of minimum lease payments	718,246
Current portion of capital lease obligation	(288,066)
Non-current portion of capital lease obligation	430,180

The interest rate on the capital lease is 5.31%. There was $35,268, $39,368 and nil amortization of interest recorded for the years ended December 31, 2011, 2010 and 2009, respectively. Accumulated amortization was $74,636 and $39,368 as of December 31, 2011 and 2010, respectively.

28. LONG TERM DEPOSITS AND OTHER LONG TERM LOANS

Other long term loan reflects loans the Company obtained to make the payment of the first and second installments of redeemable common stock to Sequoia (Note 30) during 2011. As the Company did not have enough US dollars to redeem the redeemable common stock, the Company entered into an agreement with a group of overseas third party companies to borrow a total amount of $33.4 million. The loans are interest free with a period of two years starting from the day when the Company received the loans.

As a security for the loans, the Company deposited a total amount of RMB290,400,000 (equivalent to $46.1 million) with 6 domestic companies designed by the overseas third party companies. The deposits will not be returned to the Company until the Company pays the loans of $33.4 million in full.

29. RELATED PARTY TRANSACTIONS

(1) Due from /to related parties

Due from/to related parties included in the consolidated balance sheets as of December 31, 2011 and 2010 comprised of the following:

	2011	2010
	US$	US$
Due from related parties:		
Due from Directors of the Group	194,759	52,735
Due from related companies	-	1,754,154
Total	194,759	1,806,889

	2011	2010
	US$	US$
Due to related parties:		
Due to Directors of the Group	31,777	30,249
Due to related companies	3,593	610
Loan payable to a related party	50,843	48,398
Total	86,213	79,257

Due from/to Directors of the Group

As part of normal business operation, Directors of the Group will from time to time incur routine expenses on behalf of the Group, or receive general advances from the Group for settlement of Group expenses, such as travel, meals, and other business expenses. The amounts advanced are settled periodically throughout the year and amounts outstanding at year end are short term in nature and due on demand. During 2011, advance to directors aggregated to $271,820 and payments from directors aggregated to $129,797. During 2010, advance to directors aggregated to $41,302 and repayments to directors aggregated to $49,545.

As of December 31, 2011 and 2010, the Group had the following balances due from its Directors:

	2011	2010
	US$	US$
Leng You-Bin	79,442	34,466
Liu Sheng-Hui	95,330	-
Liu Hua	19,987	18,269
Total	194,759	52,735

As of December 31, 2011 and 2010, the Group had the following balances due to its Directors:

	2011	2010
	US$	US$
Leng You-Bin	31,777	30,249
Total	31,777	30,249

Due from/to related companies

Mr. Leng You-Bin is the Chairman, Chief Executive Officer, President, and General Manager of the Group. During the years ended December 31, 2011, 2010 and 2009, the Group had certain transactions with companies owned by close family members of Mr. Leng, including Yuanshengtai, which was partially owned by Mr. Leng and Liu Sheng-Hui, on an arm's length basis. Those shares held by Mr. Leng and Liu Sheng-Hui have been transferred to unrelated third parties who held no ownership interests in Yuanshengtai in January 2011. Additionally, subsequent to such date, Yuanshengtai ceased being a related party of the Group and, accordingly, the balance due to Yuanshengtai has been classified as other payables, as disclosed in Note 25.

Tangshan Feihe Trading Company and Qinhuangdao Feihe Trading Company are owned by relatives of Mr. Leng, and are therefore regarded as related parties.

As of December 31, 2011 and 2010, the Group had the following balances due from its related companies:

	2011	2010
	US$	US$
Tangshan Feihe Trading Company	1,814,985	1,727,719
Qinhuangdao Feihe Trading Company	27,770	26,435
Total	1,842,755	1,754,154
Less: Allowance for doubtful debts	(1,842,755)	-
	-	1,754,154

As of December 31, 2011 and 2010, the Group had the following balance due to its related company.

	2011	2010
	US$	US$
Dalian Hewang Trading Company (i)	3,593	610
Total	3,593	610

(i) A company managed by the management of the Company's subsidiary.

(2) Sales to related parties

For the years ended December 31, 2011, 2010 and 2009, the Group made sales of goods to the following related companies:

	2011	2010	2009
	US$	US$	US$
Tangshan Feihe Trading Company	-	1,562,374	5,750,743
Qinhuangdao Feihe Trading Company	-	-	411,312
Dalian Hewang Trading Company	205,880	197,345	227,392
Total	205,880	1,759,719	6,389,447

Loan payable to a related party

The Group has an outstanding loan payable to a charitable organization set up by Mr. Leng for under privileged children in the Heilongjiang province of the PRC, of $50,843 and $48,398 as of December 31, 2011 and 2010, respectively. The loan is unsecured and bears interest at 5.85% per annum and is payable on demand.

30. REDEEMABLE COMMON STOCK

On July 24, 2009, the Company entered into a Summary of Terms with Sequoia Capital China Growth Fund I, LP and certain of its affiliates and designees (collectively, "Sequoia") in which Sequoia agreed to provide a 90-day bridge loan in the amount of $16 million. The bridge loan was funded on July 29, 2009. On August 26, 2009, pursuant to a subscription agreement (the "Subscription Agreement") with Sequoia the Company issued 2.1 million shares of its common stock for an aggregate purchase price of $63 million, including $47 million in cash and the conversion of the $16 million bridge loan. On August 26, 2009, the Company also entered into a registration rights agreement with Sequoia with respect to the shares. Pursuant to the registration rights agreement, the Company filed a registration statement covering the resale of the securities issued or issuable pursuant to the Subscription Agreement, which the SEC declared effective in October 2009. The registration rights agreement also granted demand and piggy-back registration rights to Sequoia.

The Company issued 525,000 shares of redeemable common stock to Sequoia in March 2010 pursuant to a performance adjustment clause in a Subscription Agreement because the Company failed to meet certain performance targets set out in the Subscription Agreement as of December 31, 2009. The 525,000 shares issued to Sequoia were valued at $11,382,000 and recorded as a performance share obligation as of December 31, 2009 and were classified as redeemable common stock during the first quarter of 2010.

Under the terms of the Subscription Agreement, the common stock issued to Sequoia is redeemable, at the option of the holder, if at any time after the third anniversary of the issuance date the average share closing prices of the Company's common stock for the period of fifteen consecutive trading days is less than $39 per share, for an amount equal to $31.20, subject to certain adjustments. Due to the redeemable nature of the common stock issued to Sequoia, the Company has classified the common stock as temporary equity upon issuance. When and if the redemption right expires the common stock will be classified as stockholders' equity.

The Company assessed the probability of redemption and accrues proper accretion on a quarterly basis. As of December 31, 2010, management determined that the probability of redemption was high and recognized $1,086,622 as accretion premium. The carrying value of redeemable common stock was $66,113,715 as of December 31, 2010.

On February 1, 2011, the Company entered into a redemption agreement (the "Redemption Agreement") with Sequoia, pursuant to which the Company agreed to redeem and purchase from Sequoia an aggregate of 2,625,000 shares (the "Shares") of the Company's common stock. Pursuant to the Redemption Agreement, the Company agreed to redeem the Shares in four equal installments on or around March 31, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 (each, a "Closing Date"), for an aggregate payment of $65,079,979.

On April 27, 2011, the Company paid $16.1 million to Sequoia including $15.8 million together with interest accruing thereon at the rate of 1.5% per annum, compounded annually from August 27, 2009 until April 27, 2011, as the first installment payment to redeem 656,250 shares of common stock.

On October 27, 2011, the Company paid $16.3 million to Sequoia, including $15.8 million together with interest accruing thereon at the rate of 1.5% per annum, compounded annually from April 28, 2009 until October 28, 2011, as the second installment payment to redeem 656,250 shares of common stock. The outstanding liability of redeemable common stock was $32,696,658 as of December 31, 2011.

31. SHARE-BASED COMPENSATION

Share Options

The Company has two stock option plans: the 2009 Stock Incentive Plan (the "2009 Plan") and the 2003 Stock Incentive Plan (the "2003 Plan"). The Company applies authoritative guidance issued by FASB regarding share-based payments in accounting for the 2009 Plan and the 2003 Plan, which requires that compensation for services that a corporation receives through share-based compensation plans should be based on the fair value of options on the date of grant.

(1) 2009 Stock Incentive Plan

On May 7, 2009, the Company's Board of Directors approved the 2009 Plan, which was approved by the Company's shareholders at the Company's 2009 Annual Meeting of Shareholders. The 2009 Plan permits grants of certain equity incentives, including incentive stock options, nonqualified stock options, restricted stock awards, performance stock awards and other equity-based compensation, to certain employees, directors, officers, consultants, agents, advisors and independent contractors of the Company and its subsidiaries. The total number of shares of the Company's common stock initially authorized for issuance under the 2009 Plan is 2,000,000 plus any authorized shares that, as of May 7, 2009, were available for issuance under the Company's 2003 Stock Incentive Plan.

On May 7, 2009, the Compensation Committee of the Board of Directors granted an aggregate of 2,073,190 performance stock options to certain officers and employees of the Company under the 2009 Plan. The performance stock option each has an exercise price of $16.86 and a contractual life of 6 years. The performance stock options will vest in two equal tranches on the fourth and fifth anniversaries of the date such options were granted, provided that the recipient has met the performance criteria established in accordance with the 2009 Plan, including performance targets that must be met in each of the Company's 2009, 2010 and 2011 fiscal years, and the recipient continues to be an employee of, or service provider to, the Company or its subsidiaries at the time of the relevant vesting dates. If the performance criteria are not met, the shares that would otherwise vest on vesting dates are forfeited and cancelled.

The performance targets for the years ended December 31, 2009 and 2010 were not met for any option recipient. Accordingly, the options granted were to be forfeited and cancelled. In December, 2009, the performance targets were amended in order to limit the amount of options that would otherwise be forfeited and cancelled due to the failure to satisfy the annual performance goals to one-third of stock options granted for each of fiscal year 2009, 2010, and 2011. The incremental cost or benefit resulting from the modification is measured as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified and the effect on the number of instruments expected to vest. As a result of this modification, $610,054 and $1,511,623 in incremental compensation cost were recognized during the years ended December 31, 2010 and 2009, respectively. 421 employees were affected by this modification. In 2011, the option recipients failed to meet the amended performance target.

The fair value of the option awards are estimated on the date of grant using the Black-Scholes option valuation model to be $22,106,218, of which nil, $610,054 and $1,511,623 were recorded as compensation expense in general and administrative expenses during the years ended December 31, 2011, 2010 and 2009, respectively, in accordance with the graded vesting attribution method. The valuation was based on the assumptions noted in the following table.

Expected volatility	74.94%
Expected dividends	0%
Expected term (in years)	5.25
Risk-free rate	2.27%

On October 15, 2009, an option to purchase 50,000 shares was granted to an employee that vests on the 12-month anniversary of the date of grant, conditioned upon continued employment on such date, and has an exercise price of $16 and contractual life of 4 years. The fair value of the option award is estimated on the date of grant using the Black-Scholes option valuation model to be $1,103,400, of which nil, $867,395 and $236,005 were recorded as compensation cost in general and administrative expenses during the years ended December 31, 2011, 2010 and 2009, respectively. The valuation was based on the assumptions noted in the following table.

Expected volatility	93%
Expected dividends	0%
Expected term (in years)	2.5
Risk-free rate	1.24%

On October 23, 2009, the Compensation Committee of the Board of Directors granted an aggregate of 30,000 new performance stock options to an employee of the Company under the 2009 Plan. The performance stock options have an exercise price of $27.69 and a contractual life of 6 years and vest in two equal tranches on the fourth and fifth anniversaries of the date such options were granted, provided that the recipient has met the performance criteria established in accordance with the 2009 Plan, including performance targets that must be met in each of the Company's 2009, 2010 and 2011 fiscal years, and the recipient continues to be an employee of, or service provider to, the Company or its subsidiaries at the time of the relevant vesting dates. If the performance criteria are not met, the options that would otherwise vest on the vesting dates are forfeited and cancelled.

The fair value of the option awards are estimated on the date of grant using the Black-Scholes option valuation model to be $565,900, of which $123,286, $129,316 and $26,409 were recorded as compensation expense in general and administrative expenses during the years ended December 31, 2011, 2010 and 2009, respectively. The valuation was based on the assumptions noted in the following table.

Expected volatility	83%
Expected dividends	0%
Expected term (in years)	5.25
Risk-free rate	2.59%

On August 27, 2010, options to purchase 84,000 shares were granted to directors of the Company for their services provided for the period from August 1, 2010 through July 31, 2011, that vests in four equal amounts on each three-month anniversary of the grant date until all such shares are fully vested. The options have an exercise price of $7.25 and a contract life of 2 years. The fair value of the option award is estimated on the date of grant using the Black-Scholes option valuation model to be $164,516, of which $61,008 and $103,508 was recorded as compensation cost in the general and administrative expenses during the year ended December 31, 2011 and 2010, respectively. The valuation was based on the assumptions noted in the following table.

Expected volatility	54%
Expected dividends	0%
Expected term (in years)	0.81
Risk-free rate	0.22%

On July 29, 2011, the Compensation Committee (the "Committee") of the Board of Directors granted performance options to acquire up to an aggregate of 1,332,000 shares of the Company's common stock to certain officers and employees of the Company pursuant to the 2009 Plan. The performance stock options each have an exercise price of $8.32 per share, a contractual life of 6 years, and vest in three tranches of 25%, 35% and 40% on each of the three years ended December 31, 2012, 2013 and 2014, provided that the recipient has met the certain performance criteria, and the recipient continues to be an employee of, or service provider to, the Company or its subsidiaries at the time of the relevant vesting dates.

The fair value of the option award was estimated on the date of grant using the Black-Scholes option valuation model to be $6,643,504, of which $1,220,820 was recorded as compensation cost in the general and administrative expenses during the year ended December 31, 2011. The valuation was based on the assumptions noted in the following table.

Expected volatility	77%
Expected dividends	0%
Expected term (in years)	5.15
Risk-free rate	2.60%

(2) 2003 Stock Incentive Plan

Effective May 7, 2003, the Company adopted and approved its 2003 Plan, which reserved 3,000,000 shares of common stock for issuance under the Plan. The Plan allows the Company to issue awards of incentive non-qualified stock options, stock appreciation rights, and stock bonuses to directors, officers, employees and consultants of the Company which may be subject to restrictions.

No stock appreciation rights have been issued under the 2003 Plan.

On October 15, 2008, an option to purchase 80,000 shares was granted to an employee that vests on the 12-month anniversary of the date of grant, conditioned upon continued employment on such date, and have an exercise price of $12.00 and a contractual life of 4 years. The fair value of the option award is estimated on the date of grant using the Black-Scholes option valuation model to be $562,758, of which nil, nil and $422,069 were recorded as compensation cost in the general and administrative expenses during the years ended December 31, 2011, 2010 and 2009. The valuation was based on the assumptions noted in the following table.

Expected volatility	90.7%
Expected dividends	0%
Expected term (in years)	2.5
Risk-free rate	2.7%

A summary of option activity under the 2009 and 2003 Plans as of December 31, 2011 and 2010 and movement during the years then ended were as follows:

	Options	Weighted average grant date fair value	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual term
		US$	US$	US$	
Outstanding as of January 1, 2010	1,484,654	11.02	16.79	7,443,232	5.15
Granted	84,000	1.96	7.25	71,190	1.76
Exercised	(8,000)	7.03	12.00	63,120	-
Forfeited or expired	(704,409)	10.66	16.86	-	-
Outstanding as of January 1, 2011	856,245	10.45	15.84	71,190	3.97
Granted	1,332,000	5.22	8.32	-	6.00
Exercised	-	-	-	-	-
Forfeited or expired	(742,245)	11.08	15.75	-	0.19
Outstanding as of December 31, 2011	1,446,000	5.31	8.66	-	5.25
Exercisable as of December 31, 2011	84,000	1.96	7.25	-	0.64

A summary of the status of the Company's non-vested options as of December 31, 2011 and 2010, and movements during the two years then ended were as follows:

	Options	Weighted average grant date fair value
		US$
Non-vested as of January 1, 2010	1,404,654	11.25
Granted	84,000	1.96
Vested	(71,000)	16.12
Forfeited or expired	(704,409)	10.66
Non-vested as of January 1, 2011	713,245	10.24
Granted	1,332,000	5.22
Vested	(63,000)	1.96
Forfeited or expired	(620,245)	10.66
Non-vested as of December 31, 2011	1,362,000	5.52

As of December 31, 2011, there was a total of $5,735,873 of unrecognized compensation cost related to non-vested share-based compensation granted under the 2003 and 2009 Plans. The cost is expected to be recognized over various periods ranging from 34 months to 36 months. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation cost related to these awards may be different from the expectation.

Warrants

As of December 31, 2011, the Company had 237,937 warrants outstanding with a weighted average remaining contractual life of 0.8 years and a weighted average exercise price of $14.50 per warrant. The warrants will expire on October 4, 2012.

	Warrants	Average exercise price
		US$
Outstanding as of January 1, 2009	1,050,984	5.06
Exercised	(804,347)	2.29
Expired	(8,700)	1.50
Outstanding as of December 31, 2009, 2010 and 2011	237,937	14.50

During the years ended December 31, 2011 and 2010, no warrants were exercised.

Common Stock

During 2009, the holders of the 7.75% convertible notes due 2009 elected to convert the notes into common stock. In connection with these conversions, $18,200,000 in principal and $4,262,154 in accrued interest on the notes was converted into 1,549,122 shares of common stock at a conversion price of $14.50 per share.

On February 7, 2011 and August 1, 2011, the Company issued 10,000 and 33,000 shares of common stock at market value of $337,530, to its directors for services rendered to the Company as members of the Board for the period from August 1, 2010 through July 31, 2011.

In April and August 2010, the Company issued 39,000 and 16,915 shares of common stock at market value of $931,240 for services provided by employees.

32. STATUTORY RESERVES

Relevant PRC laws and regulations permit payments of dividends by the Company's PRC subsidiaries and affiliates only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. The appropriations to statutory general reserve are required until the balance reaches 50% of the PRC entity registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. For the years ended December 31, 2011, 2010 and 2009, the Group made appropriations of $2,215,389, $2,271,357 and nil to the statutory general reserve fund, respectively.

33. COMMITMENTS AND CONTINGENCIES

(1) Operating lease arrangements

The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. There were no minimum future rental payments under non-cancellable operating leases having remaining terms in excess of one year.

Rent expenses incurred and expensed to consolidated statements of operations during the years ended December 31, 2011, 2010 and 2009 amounted to $420,025, $473,381 and $461,247, respectively.

(2) Capital commitments

Capital commitments for purchase of property, plant and equipment were $3,808,141 and $4,839,317 as of December 31, 2011 and 2010, respectively.

(3) Purchase commitments

The Group has certain purchase commitments of $7,185,404 over four years relating to packaging materials in connection with the capital lease obligation disclosed in Note 26.

(4) Land use rights

All lands in the PRC are state-owned and no individual land ownership rights exist. The Group has obtained land use right certificates for the land on which its facilities are located, except that Langfang Feihe is in the process of obtaining such a certificate.

Feihe Dairy entered into a land use right contract on January 13, 2006 with the Bureau of Land and Real Estate of Langfang Economic and Technology Development Zone in Hebei Province, the PRC, as amended by a supplementary contract dated January 13, 2006, which sets forth rights to use the land on which Langfang Feihe's facilities are located. Feihe Dairy is applying to assign its rights under the contract to Langfang Feihe. Management believes that this contract adequately evidences Langfang Feihe's right to use the land, and that there should be no legal obstacle to Langfang Feihe's use of the land or obtaining a certificate of land use right. However, in the event that Langfang Feihe fails to obtain such a certificate, there is a risk that the PRC government may deem Langfang Feihe's operations illegitimate or impose penalties and fines. While present, however, management believes that this possibility is remote.

(5) Other assets

Substantially all of the Group's assets and operations are located in the PRC. The Company is self-insured for all risks.

34. SUBSEQUENT EVENTS

On January 31, 2012, the Company paid $16.3 million to Sequoia as the third installment payment to redeem 656,250 shares of common stock according to Redemption Agreement stated in Note 30.

Feihe International, Inc.
Additional Information – Financial Statement Schedule I
Condensed Financial Information of Parent Company Balance Sheets

	December 31, 2011	December 31, 2010
	US$	US$
Assets		
Current assets:		
Cash and cash equivalents	494,340	64,612
Notes receivable, net of allowance for doubtful accounts of $3,350,056 and $4,000,000, respectively	-	-
Other receivables	3,154	1,598
Income tax receivable	670	670
Total current assets	498,164	66,880
Other assets:		
Due from subsidiaries	87,643,750	84,066,057
Investment in subsidiaries	159,115,372	145,471,859
Total assets	247,257,286	229,604,796
Liabilities		
Current liabilities:		
Accounts payable	472,164	478,239
Other payables	442,600	442,600
Advances from employees	105,000	-
Accrued interest-current	395,783	-
Redeemable common stock (US$0.001 par value, 1,312,500 shares issued and outstanding as of December 31, 2011)	32,696,658	-
Total current liabilities	34,112,205	920,839
Due to subsidiaries	4,230,102	652,412
Unrecognized tax benefits - non-current	1,727,142	246,374
Accrued interest-non current	170,555	-
Other long term loans	32,803,289	-
Total liabilities	73,043,293	1,819,625
Redeemable common stock (US$0.001 par value, 2,625,000 shares issued and outstanding as of December 31, 2010)	-	66,113,715
Stockholders' equity	174,213,993	161,671,456
Total liabilities, redeemable common stock and equity	247,257,286	229,604,796

Feihe International, Inc.
Additional Information – Financial Statement Schedule I
Condensed Financial Information of Parent Company Statements of Operations

	For the years ended December 31, 2011	2010	2009
	US$	US$	US$
General and administrative	(2,796,072)	(4,422,488)	(6,371,616)
Operating (loss)	(2,796,072)	(4,422,488)	(6,371,616)
Other income, net	429,972	12,851	1,449,566
Other income (expenses):			
Interest and finance costs	(30,124)	(1,361)	(5,227,400)
Amortization of deferred charges	-	-	(107,396)
Loss on derivatives	-	-	(2,162,000)
Loss before income tax expenses	(2,396,224)	(4,410,998)	(12,418,846)
Income tax benefits (expenses)	(1,481,133)	267,729	(1,755,071)
Loss before equity in earnings (losses) of subsidiaries	(3,877,357)	(4,143,269)	(14,173,917)
Equity in earnings (losses) of subsidiaries	949,559	(5,440,602)	33,755,303
Net (loss) income	(2,927,798)	(9,583,871)	19,581,386
Accretion of redemption premium on redeemable common stock	-	(1,086,622)	-
Settlement of redeemable common stock	1,033,738	-	-
Net income (loss) attributable to common stockholders of Feihe International, Inc.	1,894,060	(10,670,493)	19,581,386

Feihe International, Inc.
Additional Information – Financial Statement Schedule I
Condensed Financial Information of Parent Company Statements of Cash Flows

	For the years ended December 31, 2011	2010	2009
	US$	US$	US$
Cash flows from operating activities:			
Net (loss) income	(2,927,798)	(9,583,871)	19,581,386
Adjustments to reconcile net (loss) income to net cash used in provided by operating activities:			
Equity in (earnings) losses of subsidiaries	(949,559)	5,440,602	(33,755,303)
Share-based compensation	1,742,646	2,599,646	2,196,106
Interest expense from amortization of note discounts	-	-	5,129,617
Gain on waived interest expense	-	-	(550,000)
Loss on derivatives	-	-	2,162,000
Amortization of deferred charges	-	-	107,396
Changes in assets and liabilities:			
Decrease in due from related parties	-	500,716	9,159
(Increase) decrease in other receivable, prepayments and other assets	(1,556)	179,137	(150,000)
Decrease in accounts payable	(6,075)	(486,374)	(2,800,499)
Increase in accrued expenses, other payable and income taxes payable	-	956,115	667,601
(Decrease) increase in due from subsidiaries	(3)	652,412	(3,080,474)
Increase in employee advances	105,000	-	-
(Decrease) increase of unrecognized tax benefits - non-current	(1,480,768)	(1,254,144)	1,500,518
Net cash used in operating activities	(556,577)	(995,761)	(8,982,493)
Cash flows from investing activities:			
Capitalized interest in long term assets	-	-	2,528,844
Increase in due from subsidiaries	-	-	(497,219)
Dividend distributed from subsidiaries	-	-	23,499,920
Net cash provided by investing activities	-	-	25,531,545
Cash flows from financing activities:			
Repayment of short term debt	-	-	(80,450,000)
Proceeds from issuance of redeemable common stock	-	-	62,865,093
Proceeds from option exercise	-	96,000	-
Proceeds from warrant exercise	-	-	1,838,469
Proceeds from other long term loans	33,369,627	-	-
Redemption of redeemable common stock	(32,383,322)	-	-
Net cash provided by (used in) financing activities	986,305	96,000	(15,746,438)
Net increase (decrease) in cash and cash equivalents	429,728	(899,761)	802,614
Cash and cash equivalents, beginning of year	64,612	964,373	161,759
Cash and cash equivalents, end of year	494,340	64,612	964,373

BASIS FOR PREPARATION

The condensed financial information of the parent company, Feihe International, Inc., has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used the equity method to account for its investment in its subsidiaries.

Exhibit 21.1

SUBSIDIARIES OF FEIHE INTERNATIONAL, INC.

Subsidiary	State or Other Jurisdiction of Incorporation
Feihe China Nutrition Company	Delaware
Heilongjiang Feihe Dairy Co., Limited	China
Gannan Flying Crane Dairy Products Co., Limited	China
Langfang Flying Crane Dairy Products Co., Limited	China
Shanxi Feihesantai Biotechnology Scientific and Commercial Co., Limited	China
Beijing Feihe Biotechnology Scientific and Commercial Co., Limited	China
Qiqihaer Feihe Soybean Co., Limited	China
Heilongjiang Aiyingquan International Trading Co., Limited	China
Heilongjiang Flying Crane Trading Co., Limited	China

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement No. 333-123932 on Form S-8 of our reports dated March 30, 2012, relating to the consolidated financial statements and financial statement schedule of Feihe International, Inc. and its subsidiaries (collectively the "Company") (which report expresses an unqualified opinion with an emphasis paragraph on the substantial doubt about the Company's ability to continue as a going concern) and the effectiveness of the Company's internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of one material weakness), which appears in this Annual Report on Form 10-K of the Company for the year ended December 31, 2011.

/s/ Crowe Horwath (HK) CPA Limited

Crowe Horwath (HK) CPA Limited
Hong Kong, the People's Republic of China
March 30, 2012

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-123932 on Form S-8 of our reports dated March 31, 2011, relating to the 2010 consolidated financial statements and financial statement schedule (before the retrospective adjustments to the consolidated financial statements) of Feihe International, Inc. and its subsidiaries (collectively, the "Company"), appearing in the Annual Report on Form 10-K of Feihe International, Inc., for the year ended December 31, 2011.

/s/ Deloitte Touche Tohmatsu CPA. Ltd.

Deloitte Touche Tohmatsu CPA, Ltd.

Beijing, the People's Republic of China

March 30, 2012

Exhibit 23.3

Consent of JBPB & Co., Independent Registered Public Accounting Firm

The Board of Directors:
American Dairy, Inc
(now known as Feihe International, Inc)

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No.333-123932, effective April 7, 2005) of American Dairy, Inc (now known as Feihe International, Inc) of our report dated March 16, 2010, with respect to the consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows of American Dairy, Inc. and subsidiaries, before the effects of the adjustments to give effects to the discontinued operation described in note 7 to the financial statements, for the year ended December 31, 2009, and all related financial statements schedules, which report appears in the December 31, 2011 annual report on Form 10-K of Feihe International, Inc.

/s/ JBPB & Co

JBPB & Co (formerly known as Grant Thornton)

March 30, 2012

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13a-14(a)/15d-14(a)

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Leng You-Bin, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2011 of Feihe International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2012

By:*/s/ **Leng You-Bin***
Leng You-Bin, Chief Executive Officer and President
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a)

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Liu Hua, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2011 of Feihe International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2012

By: */s/ Liu Hua*
Liu Hua, Chief Financial Officer
(Principal Accounting and Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C., SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Feihe International, Inc. (the "***Company***") on Form 10-K (the "***Company***") for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "***Report***"), the undersigned Chief Executive Officer and President, and the Chief Financial Officer of the Company, hereby certify pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents in all material respects the financial condition and results of operations of Feihe International, Inc.

Date: March 30, 2012	By:	/s/ ***Leng You-Bin***
		Leng You-Bin, Chief Executive Officer and President
		(Principal Executive Officer)
Date: March 30, 2012	By:	/s/ ***Liu Hua***
		Liu Hua, Chief Financial Officer
		(Principal Accounting and Financial Officer)

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